As filed with the Securities and Exchange Commission on September 19, 2005
Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933
CRM Holdings, Ltd.
(Exact name of registrant as specified in its charter)

Bermuda	6331	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)
PO Box HM 2062
Hamilton HM HX
Bermuda
(441) 295-2185
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Agent for Service:
Louis J. Viglotti, Esq.
General Counsel
Compensation Risk Managers, LLC
112 Delafield Street
Poughkeepsie, New York 12601
(845) 452-4100
(Name and address, including zip code, and telephone number, including area code, of agent for service)
Copies to:

Roslyn Tom, Esq. Baker & McKenzie LLP 805 Third Avenue New York, New York 10022 (212) 751-5700	Peter S. Kolevzon, Esq. Kramer Levin Naftalis & Frankel LLP 1177 Avenue of the Americas New York, New York 10036 (212) 715-9100
      Approximate date of commencement of proposed sale of securities to the public: As soon as practicable after the registration statement becomes effective.
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐
CALCULATION OF REGISTRATION FEE

	Proposed Maximum	Amount of
	Aggregate	Registration
Title of Each Class of Securities to be Registered	Offering Price(1)	Fee

Common Shares, $0.01 par value	$100,000,000	$11,770

(1)	Estimated solely for the purposes of determining the registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
      The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The securities may not be sold until the Registration Statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED SEPTEMBER 19, 2005
PRELIMINARY PROSPECTUS
CRM Holdings, Ltd.
       ●       Common Shares
          We are a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California. We also reinsure a portion of the excess workers’ compensation coverage these groups obtain.
          We are offering      ●     of our common shares in this firm commitment underwritten public offering. In addition, the selling shareholders are offering      ●     of our common shares. We will not receive any of the proceeds from the sale of our common shares by the selling shareholders.
          We expect the initial public offering price to be between $       ●        and $       ●        per share. No public market currently exists for our common shares, and they are not currently listed on any national exchange or market system. We intend to apply to the Nasdaq National Market to list our common shares for quotation under the symbol “CRMH.”

            Investing in our common shares involves certain risks. You should carefully consider the “Risk Factors” beginning on page 10 of this prospectus before investing in the common shares.

	Per Share	Total

Price to public	$	$
Underwriting discounts
Net proceeds (before expenses) to us(1)
Net proceeds to selling shareholders

(1)	This amount is the total before deducting legal, accounting, printing and other offering expenses payable by us, which are estimated at ● .
      The underwriters have been granted a 30-day option to purchase up to  ● additional common shares at the public offering price, less the underwriting discounts, solely to cover over-allotments, if any.
      None of the Securities and Exchange Commission, any state securities regulators, the Registrar of Companies in Bermuda or the Bermuda Monetary Authority has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
      The underwriters expect to deliver our common shares to purchasers against payment in New York, New York on or about      ●     , 2005, subject to customary closing conditions.

Sandler O’Neill & Partners, L.P.	KeyBanc Capital Markets

The date of this prospectus is      ●     , 2005

      You may only rely on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the common shares offered by this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any common shares in any circumstances in which such offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made in connection with this prospectus shall, under any circumstances, create any implication that there has not been a change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time after its date.
      Until ●, 2005, 25 days after the date of this prospectus, all dealers that buy, sell or trade our common shares, whether or not participating in this offering, may be required to deliver a prospectus. This requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to unsold allotments or subscriptions.
      Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for

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as long as any equities securities of such company remain so listed. The Nasdaq National Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the BMA has granted CRM Holdings permission to, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, issue, grant, create, sale and transfer any of CRM Holdings’ shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, or collectively, the Securities, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.
INFORMATION CONCERNING DEFINITIONS AND FINANCIAL INFORMATION
      CRM Holdings, Ltd. is a Bermuda exempted holding company incorporated in September 2005, and will acquire Compensation Risk Managers, LLC, or CRM, Compensation Risk Managers of California, LLC, or CRM CA, Twin Bridges (Bermuda) Ltd., or Twin Bridges, and EIMAR, L.L.C., or Eimar, through a share exchange, as described in this prospectus, which will occur immediately prior to the closing of this offering. Accordingly, in this prospectus, references to the “Company,” “we,” “us” or “our” refer to CRM Holdings, Ltd. and its subsidiaries on a combined basis. These subsidiaries include CRM, CRM CA, Twin Bridges and Eimar, unless the context suggests otherwise. These references also include a U.S. intermediate holding company, CRM USA Holdings, Inc., or CRM USA Holdings, which will own all of the outstanding shares of our U.S. subsidiaries. Prior to the closing of this offering, CRM, CRM CA and Eimar will be converted into corporations. References to CRM Holdings refer solely to CRM Holdings, Ltd., and references to CRM include CRM CA, which is a subsidiary of CRM, unless the context indicates otherwise.
      In this prospectus, amounts are expressed in U.S. dollars and the financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America, or US GAAP, except as otherwise indicated.

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PROSPECTUS SUMMARY
      This summary highlights information contained elsewhere in this prospectus. While we have highlighted what we believe is important information about us and this offering in this summary, it does not contain all of the information that you should consider before investing in us. You should read the entire prospectus carefully, including the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and the financial statements and the related notes contained in this prospectus before making an investment decision. Except as otherwise noted, all information in this prospectus assumes that all of the      ●      common shares offered hereby will be sold, but that the underwriters do not exercise their over-allotment option. As described more fully below, we will exchange      ●     of our common shares for all of the outstanding shares of CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges. We refer to these transactions as the “restructuring.” The “restructuring” will occur immediately prior to the closing of this offering. See “Certain Relationships and Related Transactions — Restructuring.”
Our Company
Overview
      We are a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California. We have been in the business of forming and managing self-insured groups in New York since CRM’s inception in 1999 and expanded this business to California in 2003.
      We provide the groups with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, we provide claims management services. We also act as a broker by placing excess coverage insurance and any required surety bonds for the groups, and we provide reinsurance for a portion of this excess coverage through our subsidiary, Twin Bridges.
      The fees we receive for our management services are based on a percentage of either the manual workers’ compensation rates set by the New York Workers’ Compensation Board or the actual premiums paid to the groups by their members. The fees for our medical bill review and case management services are computed on a fee for service basis, and we receive commission income for placing the excess coverage insurance and surety bonds.
      A self-insured group is an association of employers which provides workers’ compensation insurance to its members. Each group we manage is composed of employers in the same industry, all of which are located in a single state. The premiums paid by the members of the groups we manage provide funding for claims and loss adjustment expenses. Each member of a group is jointly and severally liable for the liabilities incurred by the group during the period of the member’s participation, even if the member subsequently leaves the group. We concentrate on industries that we believe have favorable risk profiles, and regularly screen and monitor the members of each group we manage.
      We have formed and currently manage 14 self-insured groups in 12 industries. Eight of these groups are in New York and six are in California. In New York, the groups cover the following industries: healthcare, contracting, transportation, wholesale and retail, manufacturing, public entities, real estate and cemetery management. In California, the groups cover the healthcare, contracting, new vehicle franchise auto dealerships, plastic manufacturing, banking and winery industries.
      Our fee-based management services business has increased substantially for CRM since its inception in 1999 and for CRM CA since its inception in October, 2003. The chart below shows for the six months ended June 30, 2005 and the five years ended December 31, 2004, for our New York groups and our California groups, total management fees and commission income earned during each period and the number of groups we managed and the number of members in each group at the end of each period.

	2005
	(to June 30,
	2005)	2004	2003	2002	2001	2000

	(Dollar amounts in thousands)
New York
Management Fees and Commission Income	$13,023	$25,662	$20,747	$17,614	$7,967	$2,563
Number of Groups (at end of period)	8	8	8	8	5	3
Number of Group Members (at end of period)	1,828	1,781	1,617	1,551	702	359
California
Management Fees and Commission Income	$3,472	$1,993	$74	—	—	—
Number of Groups (at end of period)	5	4	1	—	—	—
Number of Group Members (at end of period)	213	84	8	—	—	—
      We anticipate that our California business will continue its rapid rate of growth in the near term. The aggregate annualized premiums paid to the groups we manage in California were $55,352,395, $24,102,728 and $2,163,674 as of June 30, 2005, December 31, 2004 and December 31, 2003, respectively. These aggregate annualized premiums are the annualized total of the actual premiums payable to our groups by their members in California as in effect as of the dates specified. Our management monitors the period to period changes in these amounts because we believe that it is a meaningful indicator of our expected fee-based management services revenues in the future.
      In contrast, the New York market is substantially more mature than the California market and experienced relatively stable rates over the last three years. The aggregate annualized premiums attributable to the groups we manage in New York were $106,092,118 and $110,011,630 as of June 30, 2005 and December 31, 2004, respectively. These aggregate annualized premiums are the annualized total of the actual premiums payable to one of our groups in New York by its members and the aggregate manual rates set by the New York Workers’ Compensation Board attributable to the members of the other New York groups as in effect on the dates specified. Our management also monitors the period to period changes in these amounts for the reasons described above. New York has presently in effect a moratorium on the formation of new groups. However, we believe that our New York business will grow as a result of recently approved manual rate increases and, to a lesser extent, as a result of an increase in the number of members in these groups.
      Self-insured groups are required to purchase excess workers’ compensation coverage to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. We act as a broker and place this excess insurance coverage and any required surety bonds for the groups. Since December 2003, we have provided reinsurance for a portion of this excess coverage through our subsidiary, Twin Bridges.
      Our net reinsurance premiums for reinsuring a portion of this excess coverage and the gross premiums for excess coverage for the groups we manage have increased since Twin Bridges began business in December 2003. The chart below shows our net reinsurance premiums for the six months ended June 30, 2005 and the two years ended December 31, 2004 and the gross premiums for excess coverage placed during each period. Gross premiums for excess coverage during any period is the aggregate amount of premiums for excess coverage insurance that the groups we manage will pay under the excess coverage policies written during such period. Our management regards the changes in these amounts as a meaningful indicator of our expected net reinsurance premiums and commission income in the future.

	2005
	(to June 30,
	2005)	2004	2003

	(Dollar amounts in thousands)
Net Reinsurance Premiums	$3,045	$5,110	$253
Gross Premiums for Excess Coverage	$16,150	$24,245	$17,272
      Our reinsurance business represents a significant opportunity to enhance our profitability. We intend to use a significant portion of our net proceeds from this offering to provide additional surplus to Twin Bridges. We believe that this additional surplus will allow Twin Bridges to provide reinsurance for an increased amount of the excess coverage purchased by the groups we manage. We also anticipate that Twin Bridges will grow as our fee-based management services business continues to grow.
      Further, our ability to provide reinsurance is a significant element of our plans to grow our fee-based management services business. We believe that our willingness to reinsure a portion of the excess coverage our groups obtain and thereby expose our capital to risk distinguishes us from our competitors and enhances our ability to:

•	Successfully form new groups;

•	Attract new members to join the groups we manage; and

•	Retain group management contracts.
The Group Self-Insurance Market
      The workers’ compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. These conditions, along with poor customer service and substandard loss control and claims management, have motivated businesses to self-insure against workers’ compensation claims. Large companies generally have the financial strength to meet the significant statutory requirements to self-insure, or to create their own captive insurance companies to insure, these claims. Small and mid-sized companies generally lack the financial and administrative resources to do this, and in recent years have resorted to pooling their resources through the formation of self-insured groups as a means to obtain workers’ compensation insurance at acceptable rates and terms. CRM was formed in response to this relatively new market to manage self-insured groups.
      We believe that self-insured groups, when managed effectively, provide lower and more stable premium rates to their members than other methods of insuring workers’ compensation liabilities for small and mid-sized businesses. For that reason, we believe that self-insured groups will continue to be an attractive workers’ compensation insurance option for small and mid-sized companies.
Competitive Strengths
      We believe that we have the following competitive strengths:

•	Superior Operational and Financial Track Record. We have a well-established track record in forming, managing and growing self-insured workers’ compensation groups, with over $27 million in management fees and commission income for the year ended December 31, 2004. Since we began our group management business in 1999, we have formed and currently manage 14 self-insured groups.

•	Full Range of Services for Self-Insured Groups. We provide a full range of services to the groups we manage, including general management, underwriting, risk assessment and loss control, claims management and medical bill review and case management services.

•	Managerial Experience and Expertise. Our senior management team includes Daniel G. Hickey, Jr. and Martin D. Rakoff, each of whom has more than 10 years of experience in forming groups and managing, structuring and underwriting workers’ compensation coverage for groups and has extensive contacts in the insurance and reinsurance industries. We believe that the experience of our senior management team provides us with a competitive advantage over new entrants into the group management market due to the significant regulatory and marketing impediments involved in the formation and management of self-insured groups. Our managerial expertise is in the following areas:

•	Formation of groups;

•	Cultivation and maintenance of relationships with our general agents and brokers;

•	Underwriting, loss control and, in New York, claims management for the groups; and

•	Relationships with providers of excess coverage.
Strategy
      The key elements of our strategy are:

•	Continued Growth of Fee-Based Business. Our California groups have grown rapidly since we began doing business in California. We anticipate continued growth in California in the near term both through an increase in membership in our existing groups and through an increase in the number of groups we manage. In New York, we believe growth will result from recently approved rate increases that allow our established groups to increase the premiums they charge their members and, to a lesser extent, from an increase in membership in these groups.

We have identified other states which represent possible new market opportunities for our self-insured group model, but we have not entered these states in order to focus our resources on the growth of our California business. Furthermore, in 2006, we intend to offer our medical bill review and case management services to large, self insured entities, insurance companies, self-insured groups and other parties requiring these services.

•	Growth of Reinsurance Business. We intend to use a significant portion of our net proceeds from this offering to provide additional surplus to Twin Bridges. Our reinsurance business represents a significant opportunity to enhance our profitability. We believe that additional surplus will allow Twin Bridges to provide reinsurance for an increased amount of the excess coverage obtained by the groups we manage. Furthermore, as our aggregate management services fees increase, our opportunities to grow our reinsurance business should also increase.
      We intend to explore increasing our fee-based management services business by developing and offering non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage. Initially, we would offer these products as a broker through unrelated U.S. admitted insurers. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package. If we develop and offer these additional insurance products, Twin Bridges may consider reinsuring a portion of the risk that is assumed by the U.S. admitted insurers.
Organization and Principal Executive Offices
      CRM Holdings is a Bermuda exempted holding company incorporated in September 2005, and will acquire CRM, CRM CA, Eimar and Twin Bridges through a share exchange, as described below, which will occur immediately prior to the closing of this offering. Our principal executive offices are located at Skandia International House, 16 Church Street, Hamilton, Bermuda HM 11, and our telephone number is (441) 295-2185. The headquarters of our U.S. subsidiaries is located at the offices of CRM at 112 Delafield Street, Poughkeepsie, NY 12601, and the telephone number is (845) 452-4100.

      Prior to the consummation of the restructuring, certain members of our management team, including Daniel G. Hickey, Jr., Martin D. Rakoff and Louis J. Viglotti, as well as certain other persons listed in “Principal Shareholders” are the beneficial owners of CRM, CRM CA, Eimar and Twin Bridges. We sometimes refer to these owners in this prospectus as the “existing shareholders.”
      Immediately prior to the closing of this offering, CRM, CRM CA and Eimar will be converted from limited liability companies into corporations and the existing shareholders will contribute all of their interests in CRM and Eimar to CRM USA Holdings, which will be our wholly owned subsidiary and will hold all of the outstanding shares of our U.S. subsidiaries. In exchange, the existing shareholders will receive shares issued by CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares to us in exchange for        ●       of our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior to the closing of this offering, the existing shareholders will contribute all of their interests in Twin Bridges to us in exchange for        ●       of our common shares. We refer to these transactions in this prospectus as the “restructuring.” The existing shareholders ultimately will receive a total of        ●       of our common shares in exchange for their interests in CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges.
      In connection with the restructuring, CRM, Eimar and Twin Bridges intend to make a distribution to the existing shareholders of unpaid earnings and profits in an aggregate amount equal to the net income for U.S. federal income tax purposes of CRM and Eimar for the nine months ended September 30, 2005, plus the amount by which the net income for U.S. federal income taxes purposes of Twin Bridges for the period from its commencement through September 30, 2005 exceeds distributions Twin Bridges previously made to its shareholders, such net income to be computed on a cash basis, which has been the basis on which distributions have been made to the existing shareholders by each of CRM and Eimar since their inception. We refer to these distributions in this prospectus as the “Distributions.” We also will indemnify the existing shareholders for an amount equal to the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from October 1, 2005 through the consummation of the restructuring, computed on a cash basis as if such period were a taxable period.

      The following chart summarizes our corporate organization showing only CRM Holdings and our subsidiaries upon the closing of this offering. We may change our corporate organization from time to time in the future.

This Offering

Common shares offered by us	● shares

Common shares offered by the selling shareholders	● shares

Common shares to be outstanding immediately after this offering	● shares

Use of net proceeds	We estimate that we will receive net proceeds from this offering of approximately $ ● million. We intend to use these net proceeds to provide additional capital and surplus to expand our operations, including providing additional surplus to Twin Bridges. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.

Dividend Policy	We do not presently intend to declare dividends on our common shares. See “Dividend Policy.”

Trading	Our common shares are not currently listed on any national securities exchange or listed for quotation on the Nasdaq National Market. However, we intend to apply to the Nasdaq National Market to list our shares for quotation under the symbol “CRMH.”

Voting limitation	Our bye-laws contain a provision limiting the voting rights of any U.S. person, as defined in the U.S. Internal Revenue Code of 1986, as amended, or the Code, who owns (directly, indirectly or constructively under the Code) shares with more than 9.9% of the total voting power of all shares entitled to vote generally in an election of directors to 9.9% of such voting power.

Risk Factors	Investing in our common shares involves risks. See “Risk Factors.”
Summary Combined Financial Information
      The following table sets forth our summary combined financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.
      The summary unaudited combined income statement information for the six months ended June 30, 2005 and 2004 and the summary unaudited combined balance sheet information as of June 30, 2005 are derived from our unaudited combined financial statements included elsewhere in this prospectus.
      The summary combined income statement information for the years ended December 31, 2004, 2003 and 2002 and the summary combined balance sheet information as of December 31, 2004 and 2003 are derived from our audited combined financial statements included elsewhere in this prospectus. The summary unaudited combined income statement information for the years ended December 31, 2001 and 2000 and the summary unaudited combined balance sheet information as of December 31, 2002, 2001 and 2000 are derived from our unaudited combined financial statements not included in this prospectus.
      The summary combined balance sheet information as of June 30, 2005 was prepared:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of ● common shares in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, the restructuring and the Distributions and the application of our net proceeds from this offering.
      You should read the following summary combined financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial

Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our future results to differ materially from the financial information and results presented below including, but not limited to, the following:

•	We began our group management business in California during October 2003;

•	We commenced our reinsurance business during December 2003; and

•	Those factors discussed in “Risk Factors.”

	Six Months Ended
	June 30,		Years Ended December 31,
Summary Combined
Income Information	2005	2004	2004	2003	2002	2001	2000

	(Dollar amounts in thousands except per share amounts)
Revenues
Fee-based management services	$16,494	$13,920	$27,656	$20,821	$17,614	$7,967	$2,563
Net reinsurance premiums	3,045	2,123	5,110	253	—	—	—
Investment income, net of advisory fees	54	21	54	16	37	13	—

Total revenues	19,593	16,064	32,820	21,090	17,651	7,980	2,563

Expenses
Losses and loss adjustment expenses	1,305	1,165	2,528	168	—	—	—
Fees paid to general agents and brokers	5,628	5,126	9,507	7,830	7,651	3,615	1,046
Selling, general and administrative expenses	8,884	6,275	13,441	9,240	6,471	3,140	1,317
Policy acquisition costs and other expenses	929	653	1,538	121	33	21	21

Total expenses	16,746	13,219	27,014	17,359	14,155	6,776	2,384

Income before taxes	2,847	2,845	5,806	3,731	3,496	1,204	179
Provision for income taxes	—	—	—	—	—	—	—

Net income	$2,847	$2,845	$5,806	$3,731	$3,496	$1,204	$179

Pro forma net income per common share(1)
Pro forma cash dividends declared per common share(1)
Pro forma common shares outstanding(1)

(1)	Based on ● common shares outstanding after giving effect to the restructuring but not including shares to be offered by us in this offering.

	As of June 30,		As of December 31,

Summary Combined	2005	2005
Balance Sheet Information	(As Adjusted)	(Actual)	2004	2003	2002	2001	2000

	(Dollar amounts in thousands)
Assets
Cash and cash equivalents		$2,493	$1,576	$767	4,644	2,342	143
Cash and cash equivalents, restricted		6,270	4,398	1,000	—	—	—
Premiums receivable, net		3,845	3,758	2,140	—	—	—
Accounts receivable		925	41	90	705	388	562
Deferred policy acquisition costs		1,341	1,414	824	—	—	—
Property and equipment, net		955	913	792	796	209	106
Loans receivable		414	432	173	73	—	—
Prepaid expenses and other assets		382	192	96	586	63	7

Total assets		$16,625	$12,724	$5,882	$6,804	$3,002	$818

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses		$4,001	$2,696	$168	—	—	—
Unearned reinsurance premiums		4,533	4,780	2,785	—	—	—
Unearned management fees		1,182	671	614	1,789	341	—
Unearned commission income		3,383	2,334	2,247	2,163	1,145	—
Borrowings under credit facilities		1,109	158	285	1,104	169	200
Fees payable to general agents and brokers		741	565	578	537	375	172
Accrued expenses		1,733	632	369	317	75	428

Total liabilities		16,683 (2)	11,836	7,046	5,910	2,105	800

Twin Bridges
Common stock		120	120	120	—	—	—
Additional paid-in capital		880	880	880	—	—	—
Retained earnings		1,576	835	(51)	—	—	—
LLC members’ equity (deficit)		(2,634)	(947)	(2,113)	894	897	18

Total shareholders’ and members’ equity		(58)	888	(1,164)	894	897	18

Total liabilities and shareholders’ and members’ equity		$16,625	$12,724	$5,882	$6,804	$3,002	$818

(2)	Column does not total due to rounding.

RISK FACTORS
      An investment in our common shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this prospectus. If any of the risks discussed in this prospectus actually occur, our business, financial condition and results of operations could be materially and adversely affected. If this were to happen, the price of our common shares could decline significantly and you may lose all or a part of your investment.
Risks Related to Our Business

We are dependent on our reinsurance business for a substantial portion of our revenues and profits and may not be able to maintain or increase this business.
      The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Typically, our managed groups purchase excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence. This “excess coverage” purchased by the groups provides them with benefits for losses in excess of the $500,000 per occurrence liability retained by the groups. Our managed groups also purchase what is called “catastrophic coverage” for losses and loss adjustment expenses in excess of $1 million per occurrence. The catastrophic coverage purchased by our managed groups is not subject to a per occurrence limit. In addition, each of our groups also purchases coverage to insure against the risk that a large number of claims will occur and result in losses that are each less than $500,000 and that the aggregate result of such losses could exhaust their resources. This “frequency coverage” is triggered in the event that the aggregate amount of losses and loss adjustment expenses during the coverage period exceeds a range from 90% to 150% of the premiums paid to the groups by their members. If the frequency coverage is triggered, the insurer pays the next $2 million of losses and related loss adjustment expenses of the group during the coverage period. New York Marine & General Insurance Company, or NY Marine & General, provides the excess coverage and the frequency coverage insurance for 13 of our 14 groups. Under our reinsurance agreement with NY Marine & General, we reinsure 50% of all of the coverage it provides and receive 50% of the premiums, which we refer to as our assumed premium, paid to it by these groups. We allow NY Marine & General a ceding commission of 28% of our assumed premium to cover its acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of our assumed premium. The stop loss coverage limits our losses under our reinsurance agreement to 181.16% of our assumed premiums, net of the ceding commission and the cost of the stop-loss coverage and the U.S. federal excise tax. We are required to provide NY Marine & General with significant security to secure our reinsurance obligations, which security may consist of a bank-issued letter of credit, a reinsurance trust fund for the benefit of NY Marine & General or cash. If we are unable to provide this security, we may no longer be offered the opportunity to reinsure any portion of the excess coverage that NY Marine & General provides to our managed groups.
      We derive a significant amount of our income from our reinsurance business and intend to use a significant portion of the net proceeds of this offering to seek to assume additional portions of the excess coverage provided by NY Marine & General and the other U.S. admitted insurers to our managed groups. We anticipate that revenues from our reinsurance could account for an increasing portion of our total revenues and net income. Neither we nor Twin Bridges is a licensed U.S. admitted insurer, and we are dependent on NY Marine & General to offer us a portion of the excess coverage it insures. In the future, the U.S. admitted insurers selected by the groups, including NY Marine & General, may not offer us the opportunity to reinsure a portion of the excess coverage or may only do so in lower amounts or on terms and conditions that are not acceptable to us. This may occur if these insurers are offered a better rate or more favorable terms from one of our competitors, or if they choose not to provide excess coverage to our groups at all or not to offer a portion of the excess coverage to Twin Bridges. We could lose all or a substantial portion of our reinsurance premium revenues and this loss would have a material adverse effect on our business, financial condition and results of operations.
      In addition, the groups we manage are and will continue to be exposed to the credit risk of the insurers that provide excess coverage. Placing excess coverage with these insurers does and will not relieve the members of our managed groups from liability. Furthermore, if any of these insurers no longer maintain the required rating from A.M. Best, they will not be eligible to insure the excess coverage. Any failure of these insurers to pay covered losses or to maintain the required ratings could have a material adverse effect on our reputation, business, financial condition and results of operations.

We may be deemed to have a conflict of interest in concurrently managing groups and placing excess coverage for these groups with a U.S. admitted insurer that cedes a part of this excess coverage to Twin Bridges.
      It is possible that one or more of the groups could conclude that our acting as manager of the groups and reinsurance broker for our groups, while also reinsuring NY Marine & General for a portion of the excess coverage, presents an unacceptable conflict of interest. If this should occur, we would lose all or a substantial portion of our reinsurance business or our brokerage business, either of which would have a material adverse effect on our business, financial condition and results of operations. A group of affiliated former members of one of our groups has filed suit against CRM alleging, among other things, that CRM had engaged in self dealing and had committed a breach of fiduciary duties owed to them in connection with the placement of reinsurance for the members of the group.

Our business is dependent upon a number of our larger managed groups, and we may fail to retain our management agreements with these groups.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. The Healthcare Insurance Trust of New York provided approximately 27.2% and 38.1% of our revenues from fee-based management services for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. Two other groups, Elite Contractors Trust of New York and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 20.3% and 13.8%, respectively, of our revenues from fee-based management services for the six months ended June 30, 2005 and approximately 21.9% and 13.7%, respectively, of our revenues from fee-based management services for the year ended December 31, 2004. The loss of one or more of these groups would have a material adverse effect on our business, financial condition and results of operations.

The failure of any self-insurance group in the state of New York could have an adverse effect on our group management business.
      Each member of a self-insurance group has joint and several liability for the obligations of the group incurred during the period of its membership and that group may assess the members for any short-fall, even after a member leaves a group, if the loss was incurred during such member’s participation in the group. If a group is not able to pay its liabilities from its assets or these assessments, the New York State Workers’ Compensation Board may use the security posted by the group and can also assess all of the other groups in New York State to pay these liabilities. The failure of a single large self-insurance group in New York, even if it is a group that we do not manage, could have an adverse effect on the other groups in the state and could affect the regulation of groups by the state. Such a development may seriously hamper our ability to retain existing members, attract new members to our managed groups and to form groups which could have a material adverse effect on our business, financial condition and our results of operations.

Our groups are dependent on obtaining excess coverage for the workers’ compensation coverage they provide to their members.
      Our groups are required to purchase excess coverage from U.S. admitted insurers under state law or regulation or by administrative determination and thus are dependent on the availability of this coverage to carry on their business. The availability and cost of excess coverage for the groups are subject to market conditions, which are beyond our control. Currently, there is a high level of demand for excess coverage and we may experience difficulties in obtaining or renewing this excess coverage for the groups in future periods. Our managed groups are dependent on these insurers and may be unable to provide workers’ compensation coverage to their members if, in future periods, excess coverage becomes unavailable or only available on unacceptable terms and conditions or includes material sub-limits or exclusions. We cannot assure you that we will be able to continue to obtain adequate levels of excess coverage for the groups with U.S. admitted insurers at cost-effective rates. In such an event, our managed groups may be unable to retain existing members or attract new members, and we may not be able to form new groups, which would have a material adverse effect on our business, financial condition and results of operations.

Our geographic concentration ties our performance to the business, economic and regulatory conditions in New York and California.
      Our business is conducted entirely in New York and California. Unfavorable business, economic or regulatory conditions in either of those two states could negatively impact our business, and, consequently, we are exposed to economic and regulatory risks that are greater than the risks faced by insurance companies that conduct business over a greater geographic area. Furthermore, the California group self-insurance market is still developing and remains volatile. This concentration of our business could have a material adverse effect on our business, financial condition and results of operations. In addition, the regulations applicable to our operations in New York and California are currently undergoing regulatory review and are subject to change. Any changes in the applicable regulatory conditions in New York or California could have a material adverse effect on our business, financial condition or results of operations.

Our business is heavily dependent upon general agents and brokers with whom we do not have an exclusive relationship.
      All of the members of the groups we manage are introduced by general agents and brokers, and these groups derive a significant portion of their members from a limited number of these general agents and brokers. Currently, approximately 77% of the aggregate annualized premiums paid or attributable to the groups we manage is derived from members referred to our groups by approximately 20% of our general agents and brokers. We do not have an exclusive relationship with these general agents and brokers. They are not obligated to promote our groups and may sell products offered by our competitors. Many of our competitors have longer relationships with the general agents and brokers that we use or intend to use. We cannot assure you that we will successfully maintain these relationships, cultivate new ones or be able to meet the future requirements of these general agents and brokers and their customers. In addition, consolidation in the general agency and insurance brokerage industry may lead to the loss of one or more of these relationships. The failure to maintain satisfactory relationships with general agents and brokers from whom we obtain or expect to obtain our business or to develop new relationships would have a material adverse effect on our business, financial condition and results of operations.

Our reinsurance business and our managed groups in California have limited operating histories.
      We began our reinsurance operations in December 2003 by reinsuring a portion of the excess workers’ compensation coverage NY Marine & General provides to groups we manage. We started providing management services to our first workers’ compensation group in California in October 2003 and we are still developing name recognition and a reputation in this market. We must hire and retain additional key employees and other staff, develop and maintain business relations, continue to establish operating procedures, acquire or lease additional facilities, implement new systems, obtain approvals from regulatory agencies or organizations for our new groups and complete other similar tasks necessary for the conduct of our group management business in California. If we are unable to conduct these activities efficiently, it could have a material adverse effect on our business, financial condition and results of operation.

We may have difficulty managing our growth, which could limit our ability to increase revenues and cash flow.
      As we have expanded our fee-based management services business into California and began reinsuring a portion of the excess coverage obtained by the groups that we manage, we have experienced significant growth in the scope of our operations and the number of our employees. We expect this growth to continue as we grow our California fee-based management services business and hire additional administrative staff to assist us with meeting the increased compliance obligations of being a publicly-traded company. In addition, part of our strategy includes the growth of our medical bill review and case management services. This growth has and will continue to place significant demands on our management and our financial and operational resources. Continued growth will likely increase our challenges in:

•	hiring, retention and training of new employees;

•	managing a large organization;

•	implementing appropriate operating and financial procedures and systems; and

•	acquiring or leasing additional facilities.
If we cannot scale and manage our business appropriately, we may not be able to timely execute our business strategies, and our business and results of operations may be adversely affected.

We may underestimate the liabilities incurred by the managed groups.
      Significant periods of time generally elapse between the underwriting and pricing of workers’ compensation insurance coverage and the payment of claims by our managed groups. As the groups recognize liabilities for unpaid losses, we will establish or adjust reserves for the managed groups, which represent estimates of amounts needed to pay their reported losses and unreported losses and the related loss adjustment expenses. These reserves are only an estimate, involving many variables and subjective judgments, and do not represent an exact calculation of potential liability, and actual results are likely to differ from original estimates and could differ by material amounts. To the extent the loss reserves for any of our managed groups is insufficient to cover actual losses and loss adjustment expenses, we will have to adjust its loss reserves and the group may incur charges to its earnings, which could have a material adverse effect on its financial condition and cash flows and could require the group to assess its members. This could expose us to liability for our management of the group, have a negative impact on our future management of the group, and adversely affect our reputation as a manager.

We may underestimate the liabilities from the risks we assume as a reinsurer of a portion of the excess coverage of our managed groups.
      As with the groups we manage, we establish or adjust reserves for Twin Bridges as we recognize our liabilities for unpaid losses, which represent estimates of amounts needed to pay our reported losses and unreported losses and the related loss adjustment expenses. Since the period of time that generally elapses between the underwriting and pricing of our reinsurance of the excess coverage purchased by the groups we manage and the payment of a claim pursuant to such reinsurance is even longer than that for the managed groups, our reserves are more difficult to estimate and are even less likely to be accurate. Our reserves are only an estimate, involving many uncertainties and subjective judgments, and do not represent an exact calculation of potential liability, and actual results are likely to differ from original estimates and could differ by material amounts. These uncertainties include, for example, the period of time between the occurrence of an insured loss and actual settlement and the effects of trends in loss severity and frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. Furthermore, Twin Bridges has only been in existence since December 2003, has had limited loss experience and a relatively small population of underlying risks, and therefore is exposed to an increased likelihood that actual results may not conform to our estimates. Our business strategy includes providing reinsurance for an increased amount of the excess coverage obtained by the groups we manage. To the extent we implement this strategy, we will increase the amount of risk that we assume under the reinsurance we provide, and the amount of our reserves for losses and loss adjustment expenses may be required to be increased. To the extent our loss reserves are insufficient to cover actual losses and loss adjustment expenses, we will have to adjust our loss reserves and may incur charges to our earnings, which could have a material adverse effect on our business, financial condition and results of operations.

Our groups employ a third party administrator to manage claims for our California managed groups.
      Under California law, we are not permitted to manage the claims of the groups we manage in California. Therefore, our groups in California contract with an independent third party administrator, or TPA, to perform this task. As manager of the groups, we retain claims settlement authority and establish loss reserves and review the work performed by the TPA on a regular basis. If the TPA fails to manage the claims of our California groups effectively, such failure may adversely affect the operation of these groups and, consequently, may adversely affect our ability to retain members or attract new members. Furthermore, all of our California groups are currently managed by a single TPA, Matrix Absence Management, Inc., or Matrix, a subsidiary of Delphi Financial Group, Inc. If Matrix were to fail to continue offering administrative services on competitive terms to these groups in California, our ability to maintain and grow our fee-based management services business could be materially and adversely affected.

We and the groups we manage face intense competition from a large number of companies in the workers’ compensation insurance business and in the reinsurance business.
      We and the groups we manage compete with many companies in the workers’ compensation insurance business. These competitors include:

•	the state funds in New York and California;

•	specialty, regional and major insurers in New York, such as American International Group, Inc., Chubb Group of Insurance Companies, Zurich Financial Services, Utica National Insurance Group, Greater New York Mutual Insurance Company, Travelers Insurance Group Holdings Inc., Liberty Mutual Insurance Company and Hartford Financial Services Group Inc, and in California, such as Employers Direct Insurance Company, Redwood Fire & Casualty Insurance Co., Republic Companies Group, Inc., Redlands Insurance Co., St. Paul Travelers, Zenith National Insurance Corp, National Liability and Fire Insurance Company, Preferred Employers, SeaBright Insurance Company, CompWest Insurance Company, Employers Compensation Insurance Company of California, Everest Insurance Company, American International Group, Inc., Chubb Group of Insurance Companies, ICW Group and The Hartford Financial Services Group, Inc.; and

•	groups managed by other group administrators, such as First Cardinal Corporation and New York Compensation Managers, Inc. in New York and Bickman Risk Services in California.
      Many of the insurance companies listed above have more capital, better name and brand recognition and greater marketing and management resources than we or the groups we manage have. Competition within our industry is often intense and from time to time results in a significant reduction in premiums for workers’ compensation insurance. Many of our competitors have offered, and may continue to offer, workers’ compensation insurance combined with other lines of insurance coverage. Some of our competitors offer workers’ compensation insurance on a multi-state basis. We may be competitively disadvantaged because key members of our groups may be obliged or inclined to purchase packaged products or multi-state workers’ compensation coverage from our competitors in order to receive favorable rates for other types of liability coverage or because our competitors offer superior premium rates or policy terms. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. Increased competition could reduce the ability of our groups to attract new members and retain existing members and would adversely impact the groups we manage. If we are unable to overcome these competitive disadvantages, it would have a material adverse effect on our business, financial condition and results of operations.

We intend to develop a program to offer fee-based services to third parties. We may fail to successfully market and provide these services to third parties.
      Our business strategy includes offering our medical bill review and case management services to large, self-insured entities and insurance companies, self-insured groups and other parties requiring these services. We will need to develop new relationships with these parties and we will incur expenses in marketing our services to these third parties. If we are unable to develop new relationships and successfully market these services, we will not be able to implement part of our business strategy and the failure to do so could have a material adverse effect on our business, financial condition and results of operations.

We may pursue opportunities to offer other insurance products to the members of our managed groups.
      We intend to explore the development and offering of certain non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage. Initially we would offer these products as a broker through unrelated U.S. admitted insurers. If we develop and offer these additional insurance products, Twin Bridges may consider reinsuring a portion of the risk that is assumed by the U.S. admitted insurers. Certain risks are inherent in this strategy. These risks include:

•	greater loss exposure, especially if we fail to successfully manage or underwrite this new business;

•	the diversion of management’s attention;

•	an increase in our expenses and working capital requirements;

•	the need to hire additional marketing personnel, underwriters, claims personnel and other staff dedicated to the new lines of business; and

•	the expense of using an unrelated U.S. admitted insurer to underwrite this new business.
      If we are unable to effectively manage these or other potential risks inherent in the marketing and sale of additional insurance products, it could have a material adverse effect on our business, financial condition and results of operations.

We will require additional capital in the future, which may not be available on favorable terms or at all.
      As we expand our group management business, we intend to reinsure additional excess coverage which will require us to have additional capital. Further, if we offer new insurance products, we may need additional capital. The amount and timing of these capital requirements will depend on many factors, including our ability to grow our group management business, to successfully reinsure the excess coverage required by our groups and our ability to offer new insurance products. At this time, we are not able to estimate the amount of additional capital we will require in the future or predict the timing of our future capital needs. Any additional equity or debt financing, if available at all, may be available only on terms that are not favorable to us. If we are able to raise capital through equity financings, your interest in our company would be diluted, and the securities we issue may have rights, preferences and privileges that are senior to our common shares. If we raise capital through the issuance of debt, the incurrence and repayment of any debt could have a material adverse effect on our business, financial condition and results of operations.

We depend on our key executives and may not be able to hire and retain additional key employees or successfully integrate new members of our management team.
      Our success will depend largely on our continued reliance on the experience and expertise of our senior management, which includes, among others, Daniel G. Hickey, Jr. and Martin D. Rakoff, our Co-Chief Executive Officers, each of whom has more than 10 years of experience in forming, managing and underwriting workers’ compensation coverage for groups. We plan to enter into employment agreements with Messrs. Hickey and Rakoff upon the closing of this offering. Notwithstanding these agreements, these key executives may terminate their employment with us and seek employment with others who may seek their expertise. The loss of their expertise through death, disability or termination of employment would have a material and adverse effect on our business, financial condition and results of operations. We are not the beneficiary of life or disability insurance covering any of our executives, key employees or other personnel.
      Our ability to implement our business strategy will depend on our success in recruiting, retaining and successfully integrating our management team and other personnel. If we are unable to retain employees and to attract and integrate new members of our management team, key employees or other personnel, we may be unable to successfully implement our business strategy in a timely manner. If we are unable to do so or if we were to lose the services of our senior executives or key employees, it could have a material adverse effect on our business, financial condition and results of operations.

Our fee-based management services business may expose us to liability in excess of our current insurance coverage.
      The management of our groups exposes us to significant risks. We may have liability for errors or omissions in the services we perform. We may also be liable to our groups, third parties and governmental authorities for, among other things, fines, penalties and regulatory actions. These liabilities may exceed our insurance coverage and financial resources. The cost of obtaining errors and omissions, general liability and professional liability insurance is rising. We cannot assure you that our insurance will be sufficient to cover the liabilities we may incur or that we will be able to maintain insurance at reasonable rates or at all. If our policies are terminated and do not contain retroactive coverage, we will not be insured for claims made after the termination of coverage even if these claims are based on events or acts that occurred during the term of the policy. In such an event, we may be exposed to liability which could have a material adverse effect on our business, financial condition and results of operations.

A significant amount of our invested assets will be subject to changes in interest rates and market volatility.
      We currently invest the premiums we receive from our reinsurance in short-term U.S. Treasury bills, cash and money market equivalents. Upon the closing of this offering, our board of directors will establish our investment policies, and management will implement our investment strategy with the assistance of independent investment managers. We expect that our investment portfolio will include a significant amount of interest rate-sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. Because of the unpredictable nature of losses that may arise under reinsurance policies, our liquidity needs could be substantial and may increase at any time. Increases in interest rates will decrease the value of our investments in fixed-income securities. If increases in interest rates occur during periods when we sell investments to satisfy liquidity needs, we may experience investment losses. If interest rates decline, reinvested funds will earn less than expected.
      Our investment results may also be adversely affected by changes in the business, financial condition or results of operations of the entities in which we invest, as well as changes in government monetary policies, general economic and overall market conditions. Furthermore, general economic conditions may be adversely affected by U.S. involvement in hostilities with other countries and large-scale acts of terrorism, or the threat of hostilities or terrorist acts.
      If we do not structure our investment portfolio so that it is appropriately matched with our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. For this or any of the other reasons discussed above, investment losses could significantly decrease our asset base, which will adversely affect our ability to conduct business.
      Any of these events or changes could have a material adverse effect on our business, financial condition and results of operations.

Our profitability may be adversely impacted by inflation.
      The effects of inflation could cause the amount of each claim to rise in the future. Our reserves for losses and loss adjustment expenses include assumptions about future payments for settlement of claims and claims handling costs, such as medical treatments and litigation costs. To the extent inflation causes these costs to increase above reserves established for these costs, we would be required to increase our loss reserves with a corresponding reduction in our net income in the period in which the deficiency is identified, which could have a material adverse effect on our business, financial condition and results of operations.

Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries.
      CRM Holdings is a holding company and, as such, has no substantial operations. Dividends and other permitted distributions from our subsidiaries are expected to be our primary source of funds to meet our ongoing cash requirements and other expenses, and to pay dividends, if any, to shareholders. Bermuda law and regulations, including Bermuda insurance regulations, restrict the declaration and payment of dividends out of retained earnings, and the making of distributions out of contributed surplus, by Twin Bridges unless certain regulatory requirements are met. The inability of Twin Bridges to pay dividends in an amount sufficient to enable us to meet our cash requirements could have a material adverse effect on our business. Any dividends paid from our U.S. subsidiaries to us would be subject to a U.S. federal withholding tax of 30%. We therefore do not expect to receive dividends from our U.S. subsidiaries for the foreseeable future. This will also restrict our ability to redeploy capital from our U.S. subsidiaries to our Bermuda operations. If Twin Bridges requires capital because of unanticipated losses or for other reasons, and we are unable to provide the required capital from the profits and cash flow of our U.S. operations, it could have a material adverse effect on our business, financial condition and results of operations.

We and the groups we manage are subject to extensive regulation in the United States and Bermuda that may adversely affect our ability to achieve our business objectives. If we and these groups do not comply with these regulations, we and they may be subject to penalties, including fines, suspensions and withdrawals of licenses.
      We and the groups we manage are subject to extensive governmental regulation and supervision. Most insurance regulations are designed to protect the interests of policyholders or members of the groups, rather than shareholders and other investors.
      These regulations, generally administered by a department of insurance or the workers’ compensation or similar board in each jurisdiction in which we do business, relate to, among other things:

•	approval of premium, contribution and funding rates;

•	ratios of assets to liabilities, credit and risk reserves, net worth levels and standards of solvency, including risk-based capital standards;

•	formation of groups and licensing as a third-party claims administrator in New York;

•	limits on the size and nature of risks assumed and retained, including requiring the purchase of excess coverage for loss above levels established by the applicable state regulatory agency;

•	mandatory guidelines for the investment of funds;

•	reserves for unearned premium, losses and other purposes;

•	periodic audits and other regulatory reviews of the financial statements of the groups and Twin Bridges;

•	deposits or security for the benefit of reinsureds or policyholders;

•	statutory methods of accounting; and

•	annual reporting and disclosure agreements.
      Insurance departments and state workers’ compensation or similar boards also conduct periodic examinations of the affairs of the insurance companies and groups they regulate and require the filing of periodic, annual and other reports relating to financial condition, approval of new members, groups and other matters. Moreover, the National Association of Insurance Commissioners, or NAIC, which is an association of the senior insurance regulatory officials of all 50 states and the District of Columbia, and the state insurance regulators regularly reexamine existing laws and regulations, interpretations of existing laws and proposals for new laws, regulations and interpretations which may be more restrictive or result in higher costs to us and the groups we manage. In addition, the laws and regulations applicable to workers’ compensation self-insured groups are undergoing review and probable change in both New York and California. These regulatory requirements may materially and adversely affect or inhibit our ability to achieve some or all of our business objectives.
      In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses or suspend underwriting of business for various reasons, including the violation of regulations. We intend to base some of our practices on our interpretations of regulations or practices that we believe are generally accepted by the insurance industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we, or the groups we manage, do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could preclude or temporarily suspend us or the groups we manage from carrying on some or all of our or their activities or otherwise impose penalties. In such an event, our reputation as well as our ability to operate our business would be materially and adversely affected. Further, changes in the level of regulation of the insurance or reinsurance industry or changes in the laws or regulations or their interpretations by regulatory authorities could materially and adversely affect our ability to manage our groups or operate our business.
      The offshore insurance and reinsurance regulatory framework also has recently become subject to increased scrutiny in many jurisdictions, including in the United States. This increased scrutiny has spawned a number of legislative initiatives, including a proposal to supervise and regulate reinsurers domiciled outside the United States. If Twin Bridges were to become subject to any United States federal or state law or regulation, Twin Bridges may be required to post deposits or maintain minimum surplus and may be prohibited from engaging in lines of business or from writing specified types of policies or contracts. Compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations.
      Twin Bridges is subject to regulation and supervision in Bermuda. Among other matters, Bermuda statutes, regulations and policies of Bermuda Monetary Authority, or BMA, require Twin Bridges to maintain minimum levels of statutory capital, statutory capital and surplus, and liquidity, to meet solvency standards, to obtain prior approval of certain issuances and transfers of shares as well as to submit to certain periodic examinations of its financial condition. These statutes and regulations may, in effect, restrict Twin Bridges’ ability to write reinsurance policies, to make certain investments and to distribute funds. We cannot predict whether any change to these regulations will materially and adversely affect our business.

Our business could be adversely affected by Bermuda employment restrictions.
      Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. In 2001, the Bermuda government announced a new policy limiting the duration of work permits to six years, with certain exemptions for key employees. We may not be able to use the services of one or more of our key employees in Bermuda if we are not able to obtain work permits for them, which could have a material adverse effect on our business.

CRM Holdings could be considered a U.S. corporation for U.S. federal income tax purposes, and thus subject to U.S. tax on its worldwide income (including current income of Twin Bridges), under recently enacted U.S. legislation, if the value of Twin Bridges does not exceed 20% of the total value of CRM, CRM CA, Eimar and Twin Bridges.
      The American Jobs Creation Act of 2004 provides that, if a foreign corporation acquires substantially all of the assets of a U.S. corporation, and 80% or more of the stock of the foreign corporation (excluding new stock issued in a public offering related to the acquisition) is owned by former shareholders of the U.S. corporation by reason of their ownership of the U.S. corporation, the foreign corporation will be considered a U.S. corporation for U.S. federal income tax purposes. The existing shareholders of CRM and Eimar will contribute their shares to CRM USA Holdings in return for common shares in CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares to us in exchange for our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior to the closing of this offering, the existing shareholders will contribute all of their interests in Twin Bridges to us in exchange for our common shares. We do not expect the current shareholders of CRM and Eimar to obtain 80% or more of the stock of CRM Holdings (excluding the stock sold in this offering) by reason of their ownership of CRM and Eimar (i.e., we believe that Twin Bridges is worth more than 20% of the combined value of CRM, CRM CA, Eimar and Twin Bridges). Nevertheless, the U.S. Internal Revenue Service, or IRS, may not agree with this valuation. If the IRS successfully challenges this valuation, we would be subject to United States federal income tax liability. This tax liability could have a material adverse effect on our business, financial condition and results of operations.

We may be deemed to be engaged in a U.S. trade or business or considered to be a personal holding company subject to U.S. tax.
      CRM Holdings and Twin Bridges are both Bermuda exempted companies. We intend to manage our business so that each of these companies will not be treated as engaged in a trade or business within the United States and, as a result, will not be subject to U.S. tax (other than U.S. excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring U.S. risks and U.S. withholding tax on certain U.S. source investment income). However, because there is considerable uncertainty as to what activities constitute being engaged in a trade or business within the United States, we cannot be certain that the IRS will not successfully contend that CRM Holdings or Twin Bridges is engaged in a trade or business within the United States. In the event that CRM Holdings or Twin Bridges is deemed to be engaged in a business within the United States, we would be subject to U.S. corporate income and branch profits taxes on the portion of our earnings effectively connected to such U.S. business, which could have a material adverse effect on our business, financial condition and results of operations.
      Any of CRM Holdings’ U.S. subsidiaries might be subject to additional U.S. tax on a portion of its income if it is considered a personal holding company, or PHC, for U.S. federal income tax purposes. This status will depend on whether more than 50% of our shares by value could be deemed to be owned (taking into account indirect and constructive ownership) by five or fewer individuals and whether 60% or more of such subsidiary’s adjusted ordinary gross income consists of “personal holding company income,” which is, in general, certain forms of passive and investment income. We believe that none of CRM Holdings’ subsidiaries should be considered a PHC. Additionally, we intend to manage our business to minimize the possibility that we will meet the 60% income threshold. However, because of the lack of complete information regarding our ultimate share ownership (i.e., as determined by the constructive ownership rules for PHCs), we cannot assure you that none of CRM Holdings’ subsidiaries will be considered a PHC or that the amount of U.S. tax that would be imposed would be immaterial.

We may become subject to taxes in Bermuda after March 28, 2016.
      The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda has given each of CRM Holdings and Twin Bridges an assurance that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to CRM Holdings or Twin Bridges or any of their operations, shares, debentures or other obligations until March 28, 2016. Given the limited duration of the Minister of Finance’s assurance, we cannot be certain that we will not be subject to any Bermuda tax after March 28, 2016. In the event that we become subject to any Bermuda tax after such date, it would have a material adverse effect on our financial condition and results of operations.

Risks Related to the Industry

The insurance and reinsurance business is historically cyclical, and we expect to experience periods with excess underwriting capacity and unfavorable premium rates.
      Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency of occurrence or severity of catastrophic and other loss events, levels of capacity, general economic and social conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterized by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favorable premium levels. The supply of insurance and reinsurance may increase, either due to capital provided by new entrants or by the commitment of additional capital by existing insurers or reinsurers, which may cause prices to decrease. Any of these factors could lead to a significant reduction in premium rates and additional competition for business.
      In addition to these considerations, changes in the frequency and severity of losses suffered by insureds and insurers may affect the cycles of the insurance and reinsurance business significantly. In the event that negative market conditions develop in the workers’ compensation industry or the insurance industry as a whole, our groups may experience difficulties in providing workers’ compensation insurance at competitive rates. Because our groups do not have capital and surplus, they do not have the ability to provide coverage over any period of time at rates that produce a loss after considering investment income and available reinsurance. As a result, our groups may lose members and experience a reduction in their premium revenues. We would then experience a reduction in our fee-based management services revenues and could be unable to reinsure a portion of the excess coverage at rates that we consider appropriate relative to the risks assumed. This could have a material adverse effect on our business, financial condition and results of operations.

Negative developments in the workers’ compensation insurance industry could have a material adverse effect on our business, financial condition and results of operations.
      We principally offer management and other services for workers’ compensation self-insured groups and reinsure a portion of the excess workers’ compensation coverage for the risks assumed by these groups. Although we are exploring the possibility of offering to carefully selected members of our groups property and casualty insurance products through an unrelated U.S. admitted insurer, we currently do not do so. As a result, negative developments in the economic, competitive or regulatory conditions affecting the workers’ compensation insurance industry could have a material adverse effect on our business, financial condition and results of operations. Negative developments in the workers’ compensation insurance industry could have a greater effect on us than on more diversified insurance companies that also sell other types of insurance.

Our groups may have exposure to losses from terrorism for which they are required by law to provide coverage.
      Our managed groups are required by law to provide workers’ compensation benefits for losses arising from acts of terrorism. The impact of any terrorist act is unpredictable, and the ultimate impact on our groups would depend upon the nature, extent, location and timing of such an act. Currently, the excess coverage for our groups does not include any sub-limits or exclusions limiting their excess insurers’ obligation to cover losses caused by acts of terrorism, although we cannot assure you that sub-limits or exclusions will not be included in future years, particularly if the Terrorism Risk Insurance Act of 2002 is not renewed. This Act is set to expire on December 31, 2005 and the U.S. Department of the Treasury has recommended that Congress not extend the law in its current form. If this law is not extended or is extended in a scaled-back form, which is currently proposed by the U.S. Department of the Treasury, excess coverage for losses arising from terrorism may be unavailable or prohibitively expensive, and our managed groups may be further exposed to losses arising from acts of terrorism. This could make membership in our managed groups less attractive, which could have a material adverse effect on our business, financial condition and results of operations.

The effects of emerging claim and coverage issues on our business are uncertain.
      As industry practices and legal, judicial, social, regulatory and other conditions change, unexpected issues related to claims and coverage may emerge. In some instances, as has been the case with asbestos-related injuries, these issues may not become apparent until some time after the insurance coverage has been provided. Such issues may adversely affect the coverage provided by our managed groups and thus our business of reinsuring a portion of the excess coverage obtained by the groups, by either expanding the scope of the coverage provided or by increasing the number or size of claims. As a result, the full extent of liability under a group’s coverage or under our reinsurance may not be known until after coverage is provided.
      Recent examples of emerging claims and coverage issues include post traumatic stress disorder and whether recent legislation can effectively reduce the incidence of work-related injury medical treatments (e.g., chiropractor services).
      The effects of these and other unforeseen emerging claim and coverage issues are extremely hard to predict and could have a material adverse effect on our business, financial condition and results of operations.

Recent insurance industry investigations and regulatory proposals could result in increased regulation.
      The insurance industry has recently become the focus of increased scrutiny by regulatory and law enforcement authorities, as well as class action attorneys and the general public, relating to allegations of improper special payments, price-fixing, bid-rigging, improper accounting practices and other alleged misconduct, including payments made by insurers to brokers and the practices surrounding the placement of insurance business. Formal and informal inquiries have been made of a large segment of the industry, and a number of companies in the insurance industry have received or may receive subpoenas, requests for information from regulatory agencies or other inquiries relating to these and similar matters. These efforts are expected to result in both enforcement actions and proposals for new state and federal regulation. It is difficult to predict the outcome of these investigations, whether they will expand into other areas not yet contemplated, whether activities and practices currently thought to be lawful will be characterized as unlawful, what form new regulations will have when finally adopted and the impact, if any, of increased regulatory and law enforcement action and litigation on our business and financial condition.
      Additionally, proposed legislation or new regulatory requirements are expected to be imposed on the insurance industry and may impact our business and the manner in which we compensate our brokers, particularly if we acquire a U.S. admitted insurer. In November 2004, the NAIC’s newly formed Executive Task Force on Broker Activities released draft model legislation that would implement new disclosure requirements for brokers. As proposed, the draft model legislation would amend the current Producer Licensing Model Act of the NAIC. Among the provisions contained in the draft model legislation, brokers would be required to first obtain the insured’s written consent before receiving compensation from the insurer for a specific transaction. In addition, brokers would be required to disclose the amount of compensation from the insurer and the method for calculating the compensation, including any contingent compensation. As proposed, the draft model legislation would require brokers to provide a reasonable estimate of the amount and method for calculating such compensation. The NAIC held a public hearing on the proposal during the NAIC’s December meeting and discussed its goal to adopt model broker disclosure language in the near future. The draft model language would require all insurance brokers to disclose to customers:

•	that the broker will receive compensation from the insurer for the sale;

•	that the compensation received by the broker may differ depending upon the product and insurer; and

•	that the broker may receive additional compensation from the insurer based upon other factors, such as premium volume placed with a particular insurer and loss or claims experience.

      Any of the foregoing could increase our cost of doing business and otherwise adversely affect the way we conduct business, which could have a material adverse effect on our business, financial condition and results of operations.
      The California Department of Insurance also has proposed new regulations concerning brokers. If adopted as currently written, the regulations would apply to all lines of insurance and all brokers and general agents and would require brokers to disclose to clients the receipt or potential receipt of any income from a third party if that income derives from the broker’s transaction with the client. Under the proposed regulations, among other provisions, a misrepresentation or unfair act occurs if the broker does not advise a client whether the broker will seek a quote from one or more carriers. Also, the broker is subject to additional disclosure obligations if the broker makes a recommendation regarding such quotes. We may be subject to these regulations with respect to the brokerage services we provide to our groups.
Risks Related to Our Shares Sold in this Offering

An active trading market for our common shares may not develop.
      Our common shares have no established trading market and are not currently listed on any securities exchange. We intend to apply to the Nasdaq National Market to list our common shares for quotation under the symbol “CRMH.” However, an active trading market for our common shares may not develop. If an active trading market does not develop or is not maintained, holders of our common shares may experience difficulty in reselling, or an inability to sell, their common shares and the price of our shares may decline significantly.

The price of our common shares after this offering may be volatile and might decline.
      The initial public offering price per common share will be determined by agreement among us and the representatives of the underwriters and may not be indicative of the trading price of our common shares after this offering. The trading price of our common shares may be volatile and decline for many reasons, some of which are beyond our control, including among others:

•	quarterly variations in our results of operations;

•	results of operations that vary from those expected by securities analysts and investors;

•	changes in expectations regarding our future results of operations, including financial estimates by securities analysts and investors;

•	announcements by third parties of claims against us;

•	changes in law and regulations;

•	future sales of our common shares;

•	changes in the overall market for our common shares; and

•	the performance or prospects for companies in our industry.
      In addition, the stock market in recent years has experienced price and volume fluctuations that often have been unrelated or disproportionate to a company’s operating performance. As a result, the trading price of our common shares may fall below the initial public offering price.

Future sales of common shares by our affiliates and other shareholders or by us may adversely affect the price, and the future exercise of options may lower the price, of our common shares.
      We cannot predict what effect, if any, future sales of our common shares, or the availability of shares for future sale, will have on the trading price of our common shares. Future sales of common shares by our existing shareholders and other shareholders or by us, or the perception that such sales may occur, could adversely affect the market price of our common shares and may make it more difficult for you to sell your common shares at a time and price that you determine appropriate. Upon closing of this offering, there will be

●       of our common shares outstanding. This includes the        ●       common shares we and the selling shareholders are selling in this offering, which may be resold in the public market immediately after this offering. The remaining        ●       common shares, representing approximately  ● % of our total outstanding common shares following this offering, will become available for resale in the public market as shown in the chart below. Any sales of our shares could reduce the market price of our common shares and our ability to raise additional capital in the equity markets may be adversely affected. Moreover, additional common shares may be issuable pursuant to any management incentive plan, stock option plan or similar plan we may adopt. If we adopt any such plans, we may reserve an aggregate of up to        ●       common shares for issuance under the plan. We and our current directors, our officers and the selling shareholders have entered into 180-day lock-up agreements and an aggregate of        ●       shares are subject to these lock-up agreements.

Number of common shares/
Percentage of total outstanding	Date of availability for resale into the public market

●	Upon the effectiveness of this prospectus.
●	180 days after the date of this prospectus, of which ● common shares, or ● %, are subject to volume limitations under Rule 144 under the U.S. Securities Act of 1933.

Public investors will suffer immediate and substantial dilution as a result of this offering.
      The initial price to the public per share is significantly higher than the pro forma net tangible book value per share of our common shares as of June 30, 2005. Accordingly, if you purchase shares in this offering, you will suffer immediate and substantial dilution of your investment. Based upon the issuance and sale of  ● common shares at an assumed initial price to the public of $ ●  per share, which is the midpoint of the price range set forth on the cover page of this prospectus, you will incur immediate dilution of approximately $ ● in the net tangible book value per share of the common shares you purchase in this offering. In addition, if you purchase shares in this offering, you will:

•	pay a price per share that substantially exceeds the book value per share of our assets after subtracting liabilities; and

•	contribute ● % of the total amount invested in us to date, based on an assumed initial price to the public of $ ● per share, which is the midpoint of the price range set forth on the cover page of this prospectus, but will own only ● % of our common shares outstanding after closing of this offering.

We do not intend to pay dividends on our shares.
      We currently do not intend to pay dividends on our shares and even if our board determined to pay dividends, we are subject to Bermuda regulatory constraints that will affect our ability to pay dividends on our common shares. Under the Bermuda Companies Act 1981, as amended, or the Companies Act, we may declare or pay a dividend out of retained earnings, or make a distribution out of contributed surplus, only if we have reasonable grounds for believing that we are, or would after the payment be, able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts.

As a public company, our expenses and administrative workload will increase.
      As a public company, we will need to comply with additional laws and regulations, including the Sarbanes-Oxley Act of 2002 and related rules of the Securities and Exchange Commission, or the SEC, and requirements of the Nasdaq National Market, or Nasdaq. We were not required to comply with these laws and requirements as a private company. Complying with these laws and regulations will require the time and attention of our board of directors and management and will increase our general and administrative expenses significantly. Among other things, we will need to hire additional personnel in order to:

•	design, establish, evaluate and maintain a system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act and the related rules and regulations of the SEC, Nasdaq and the Public Company Accounting Oversight Board;

•	prepare and file with the SEC periodic reports in compliance with our obligations under U.S. securities laws;

•	establish and maintain new internal policies, principally those relating to disclosure controls and procedures and corporate governance;

•	institute a more comprehensive compliance function; and

•	involve to a greater degree our outside legal counsel and accountants in the above activities.
      In addition, we also expect that as a public company, director and officer liability insurance will be more expensive. We may be required to accept reduced coverage or incur substantially higher costs to obtain this coverage. These factors could also make it more difficult for us to attract and retain qualified executives and members of our board of directors, particularly directors willing to serve on the audit committee of our board of directors. We continue to evaluate and monitor developments with respect to compliance with public company requirements, and we cannot predict or estimate the amount or timing of additional costs we may incur.

We will be exposed to risks relating to evaluations of our internal controls over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002.
      We are in the process of evaluating our internal control systems to allow management to report on, and our independent auditors to assess, our internal controls over financial reporting. We will be performing the system and process evaluation and testing (and any necessary remediation) required to comply with the management certification and auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act. We are required to comply with Section 404 by no later than December 31, 2006. However, we cannot be certain as to the timing of completion of our evaluation, testing and remediation actions or the impact of these actions on our operations. Furthermore, upon completion of this process, we may identify control deficiencies of varying degrees of severity under applicable SEC and Public Company Accounting Oversight Board rules and regulations. As a public company, we will be required to report, among other things, control deficiencies that constitute a “material weakness” or changes in internal controls that materially affect, or are reasonably likely to materially affect, internal controls over financial reporting. A “material weakness” is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected. If we fail to implement the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigation by regulatory agencies such as the SEC or Nasdaq. In addition, failure to comply with Section 404 or the report by us of a material weakness may cause investors to lose confidence in our financial statements and the trading price of our common shares may decline as a result. If we fail to remedy any material weakness, our financial statements may be inaccurate, our access to the capital markets may be restricted and the trading price of our common shares may decline.

Provisions in our charter documents may reduce or increase the voting power associated with our common shares.
      Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. person, by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of a U.S. person, constructively (within the meaning of Section 958(b) of the Code). A similar limitation is to be applied to shares held directly by members of a related group. A related group means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes will generally be reallocated proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause any person to hold more than 9.9% of the total voting power of our shares.
      Under these provisions, some shareholders may have the right to exercise their voting rights limited to less than one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
      As a result of any reduction in the votes of other shareholders, your voting power might increase above 5% of the aggregate voting power of the outstanding shares, which may result in your becoming a reporting person subject to Schedule 13D or 13G filing requirements under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act.
      We also have the authority to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If a shareholder fails to respond to a request for information from us or submits incomplete or inaccurate information (after a reasonable cure period) in response to a request, we, in our reasonable discretion, may reduce or eliminate the shareholder’s voting rights.

Anti-takeover provisions in our bye-laws could impede an attempt to replace or remove our directors, which could diminish the value of our common shares.
      Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.
      Examples of provisions in our bye-laws that could have such an effect include the following:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

•	the total voting power of any shareholder owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•	our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, or if the instrument of transfer is in favor of more than five persons jointly.

Upon closing of this offering, our principal shareholders will still have the ability to significantly influence our business, which may be disadvantageous to other shareholders and adversely affect the price of our common shares.
      Upon closing of this offering Daniel G. Hickey, Sr., Daniel G. Hickey, Jr., Martin D. Rakoff and Louis J. Viglotti, collectively, will beneficially own approximately      ●     % of our outstanding common shares and will possess approximately      ●     % of the total voting power of our outstanding shares. As a result, these shareholders, if they act together, will have the ability to exert substantial influence over all matters requiring approval by our shareholders, including the election and removal of directors, any proposed merger, consolidation or sale of all or substantially all of our assets and other corporate transactions. These shareholders may have interests that are different from ours or other investors.
      Our officers, directors and principal shareholders could delay or prevent an acquisition or merger of our company even if the transaction would benefit other shareholders. Moreover, this concentration of share ownership may make it difficult for shareholders to replace management. This concentration could be disadvantageous to other shareholders with interests different from those of our officers, directors and principal shareholders and the price of our common shares could be adversely affected.

U.S. persons who own our common shares may have more difficulty protecting their interests than U.S. persons who are shareholders of a U.S. corporation.
      The Companies Act, which applies to us, differs in certain material respects from laws generally applicable to U.S. corporations and their shareholders. In order to highlight those differences, we have set forth below a summary of certain significant provisions of the Companies Act, including, where relevant, information on the Company’s bye-laws, which differ in certain respects from the provisions of Delaware corporate law. Further, under certain circumstances, our bye-laws impose greater restrictions on us than required by the Companies Act. Because the following statements are summaries, they do not discuss all aspects of Bermuda law that may be relevant to us and our shareholders.
      Shareholders’ Suits. The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders in many United States jurisdictions. Class actions and derivative actions are generally not available to shareholders under Bermuda law. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence a derivative action in the name of a company where the act complained of is alleged to be beyond the corporate power of the company, is illegal or would result in the violation of such company’s memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The successful party in such an action generally would be able to recover a portion of the attorney’s fees incurred in connection with such action. Our bye-laws provide that shareholders waive all claims or rights of action that they might have, individually or in our right, against any director or officer or any person appointed to any committee by the board of directors or resident representative for any action or failure to act in the performance of his duties, except such waiver shall not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act and arise out of fraud or dishonesty on the part of such person or with respect to the recovery of any gain, personal profit or advantage to which such person is not legally entitled. Class actions and derivative actions generally are available to shareholders under Delaware corporate law, for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions under Delaware law, the court has discretion to permit the winning party to recover attorney’s fees in connection with such action.
      Indemnification of Directors and Officers. Under Bermuda law and our bye-laws, we will indemnify our directors or officers or any person appointed to any committee by the board of directors and any resident representative (and their respective heirs, executors or administrators) against all actions, costs, charges, liabilities, loss, damage or expense, to the fullest extent permitted by law, incurred or suffered by such officer, director or other person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his duties; provided that such indemnification shall not extend to any matter involving any fraud or dishonesty on the part of such director, officer or other person. In general, U.S. companies may limit the personal liability of their directors as long as they acted in good faith and reasonably believed their actions were not opposed to the best interests of the company and, with regard to criminal actions or proceedings, without knowing violation of law.

We are a Bermuda company and it may be difficult for you to enforce judgments against us.
      We are a Bermuda company and a substantial portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not United States) law.
      In addition to and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, will not be available under Bermuda law or enforceable in a Bermuda court, as they may be contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

If you acquire 10% or more of our shares, you may be subject to taxation under the “controlled foreign corporation,” or CFC, rules.
      Each “10% U.S. Shareholder” of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the corporation’s taxable year on which such corporation was a CFC, must include in its gross income for U.S. federal income tax purposes its pro rata share of the CFC’s “subpart F income,” even if the subpart F income is not distributed. Subpart F income generally includes, among other things, investment income such as dividends, interest and capital gains, and income from insuring risks located outside the insurer’s country of incorporation. A foreign corporation is considered a CFC if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of the foreign corporation, or the total value of all stock of the corporation. A 10% U.S. Shareholder is a U.S. person, as defined in the Code, that owns at least 10% of the total combined voting power of all classes of stock of the foreign corporation entitled to vote. For purposes of taking into account subpart F income consisting of insurance income, a CFC also includes a foreign corporation of which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts generating subpart F income exceeds 75% of the gross amount of premiums or other consideration in respect of all risks. It is expected that all of Twin Bridges’ income will be considered subpart F insurance income. For purposes of determining whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, and therefore whether a corporation is a CFC, shares owned includes shares owned directly or indirectly through foreign entities or shares considered owned under constructive ownership rules. The attribution rules are complicated and depend on the particular facts relating to each investor.
      CRM Holdings’ bye-laws contain provisions that impose limitations on the concentration of voting power of its shares. Accordingly, based upon these provisions and the anticipated dispersion of our share ownership, we do not believe that we have any 10% U.S. Shareholders. It is possible, however that the IRS could challenge the effectiveness of these provisions and that a court could sustain such a challenge.

U.S. persons who hold shares could be subject to adverse tax consequences if we are considered a “passive foreign investment company,” or PFIC, for U.S. federal income tax purposes.
      We do not intend to conduct our activities in a manner that would cause us to become a PFIC. However, it is possible that we could be deemed a PFIC by the IRS for 2005 or any future year. If we were considered a PFIC it could have material adverse tax consequences for an investor that is subject to U.S. federal income taxation, including subjecting the investor to a greater tax liability than might otherwise apply or subjecting the investor to tax on amounts in advance of when tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be issued in the future. We cannot predict what impact, if any, this guidance would have on a shareholder that is subject to U.S. federal income taxation. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the year ending December 31, 2005.

U.S. persons who hold shares may be subject to U.S. income taxation on their pro rata share of our “related party insurance income,” or RPII.
      In the event that:

•	Twin Bridges’ gross RPII equals or exceeds 20% of its gross insurance income in any taxable year,

•	direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly) 20% or more of the voting power or value of the shares of Twin Bridges, and

•	U.S. persons are considered to own in the aggregate 25% or more of the stock of Twin Bridges by vote or value, then a U.S. person who owns any of our shares directly or indirectly through foreign entities on the last day of Twin Bridges’ taxable year on which it is a CFC would be required to include in its income for U.S. federal income tax purposes the shareholder’s pro rata share of Twin Bridges’ RPII for the U.S. person’s taxable year that includes the end of Twin Bridges’ taxable year determined as if such RPII were distributed proportionately to such U.S. shareholders at that date regardless of whether such income is distributed. In addition any RPII that is includible in the income of a U.S. tax-exempt organization will be treated as unrelated business taxable income. The amount of RPII earned by Twin Bridges (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect U.S. shareholder of Twin Bridges or any person related to such shareholder) will depend on a number of factors, including the identity of persons directly or indirectly insured or reinsured by Twin Bridges. Although we do not expect our gross RPII to equal or exceed 20% of our gross insurance income in the foreseeable future, some of the factors which determine the extent of RPII in any period may be beyond Twin Bridges’ control. Consequently, Twin Bridges’ gross RPII could equal or exceed 20% of its gross insurance income in any taxable year and ownership of its shares by direct or indirect insureds and related persons could equal or exceed the 20% threshold described above.
      The RPII rules provide that if a shareholder that is a U.S. person disposes of shares in a foreign insurance corporation that has RPII (even if the amount of RPII is less than 20% of the corporation’s gross insurance income or the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold) and in which U.S. persons own 25% or more of the shares, any gain from the disposition will generally be treated as ordinary income to the extent of the shareholder’s share of the corporation’s undistributed earnings and profits that were accumulated during the period that the shareholder owned the shares (whether or not such earnings and profits are attributable to RPII). In addition, such a shareholder will be required to comply with reporting requirements, regardless of the amount of shares owned by the shareholder. We believe that these rules should not apply to dispositions of our shares because CRM Holdings will not itself be directly engaged in the insurance business and because proposed U.S. Treasury regulations appear to apply only in the case of shares of corporations that are directly engaged in the insurance business. However, the IRS might interpret the proposed regulations in a different manner and the applicable proposed regulations may be promulgated in final form in a manner that would cause these rules to apply to dispositions of our shares.

Changes in U.S. federal income tax law could materially adversely affect an investment in our shares.
      The U.S. federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether U.S. persons would be required to include in their gross income the subpart F income or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be issued in the future. We cannot be certain if, when or in what form such regulations or pronouncements may be provided and whether such regulations or guidance will have a retroactive effect.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
      This prospectus contains forward looking statements. These forward looking statements include, in particular, statements about our plans, strategies and prospects under the headings “Prospectus Summary,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, we may not achieve our plans, intentions or expectations.
      These forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from the forward looking statements we make in this prospectus are set forth in “Risk Factors.” We undertake no obligation to update any of the forward looking statements after the date of this prospectus to conform those statements to reflect the occurrence of unanticipated events, except as required by applicable law.
      You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement on Form S-1, of which this prospectus is a part, that we have filed with the SEC, completely and with the understanding that our actual future results, levels of activity, performance and achievements may be different from what we expect and that these differences may be material. We qualify all of our forward looking statements by these cautionary statements. The forward looking statements contained in this prospectus are excluded from the safe harbor protection provided by the Private Securities Litigation Reform Act of 1995 and Section 27A of the Securities Act of 1933, as amended.

USE OF PROCEEDS
      We estimate that we will receive net proceeds from this offering of approximately $     ●     million after the payment of the underwriters’ discounts and commissions and our payment of the expenses of this offering estimated to be      ●     . We intend to use our proceeds from this offering to provide additional capital and surplus to expand our operations, including providing additional surplus to Twin Bridges. We will not receive any of the proceeds from the sale of common shares by the selling shareholders.
DIVIDEND POLICY
      Our board of directors currently does not intend to declare dividends or make any other distributions to our shareholders. Any determination to pay dividends in the future will be at the board’s discretion and will depend upon our results of operations, financial condition and prospects as well as other factors deemed relevant by our board of directors. Under the Companies Act, we may declare or pay a dividend out of retained earnings, or make a distribution out of contributed surplus, only if we have reasonable grounds for believing that we are and, after the payment of such dividends, will be able to pay our liabilities as they become due and if the realizable value of our assets would thereby not be less than the aggregate of our liabilities and issued share capital and share premium accounts. As a holding company, we depend on future dividends and other permitted payments from our subsidiaries to pay dividends to our shareholders. Our subsidiaries’ ability to pay dividends to us, as well as our ability to pay dividends to our shareholders, is subject to regulatory, contractual, rating agency, tax and other constraints. Risks relating to our holding company structure and its effect on our ability to receive and pay dividends are described under “Risk Factors — Risks Related to Our Business — Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries” and “— Risks Related to Our Shares Sold in this Offering — We do not intend to pay dividends on our shares.”
      In connection with the restructuring, CRM, Eimar and Twin Bridges intend to make a distribution to the existing shareholders of unpaid earnings and profits in an aggregate amount equal to the net income for U.S. federal income tax purposes of CRM and Eimar for the nine months ended September 30, 2005, plus the amount by which the net income for U.S. federal income taxes purposes of Twin Bridges for the period from its commencement through September 30, 2005 exceeds distributions Twin Bridges previously made to its shareholders, such net income to be computed on a cash basis, which has been the basis on which distributions have been made to the existing shareholders by each of CRM and Eimar since their inception. We refer to these distributions in this prospectus as the “Distributions.” We also will indemnify the existing shareholders for an amount equal to the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from October 1, 2005 through the consummation of the restructuring, computed on a cash basis as if such period were a taxable period.

CAPITALIZATION
      The following table sets forth our combined capitalization as of June 30, 2005 on an actual basis and on an as adjusted basis giving effect to:

•	the sale of ● common shares in this offering at an assumed initial price to the public of $ ● per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and after deducting underwriting discounts and commissions and our estimated offering expenses;

•	the restructuring;

•	the Distributions; and

•	the application of the net proceeds of this offering.

	As of June 30, 2005

	Actual	As Adjusted

	(Unaudited)
	(Dollar amounts in
	thousands except for
	per share amounts)
Debt outstanding:	$1,109	$
Shareholders’ and LLC members’ equity (deficit):
Twin Bridges
Common stock, $1.00 par value per share, 120,000 shares authorized, 120,000 shares issued and outstanding	$120	$
Additional paid-in capital	880
Retained earnings	1,576
LLC members’ equity (deficit)	(2,635)
As adjusted (CRM Holdings, Ltd.):
Common stock, $0.01 par value per share, 50,000,000,000 shares authorized, ● shares issued and outstanding	—
Additional paid-in capital	—
Retained earnings	—

Total capitalization	$1,050	$

      You should read this table in conjunction with “Selected Combined Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes included elsewhere in this prospectus.

DILUTION
      If you invest in our common shares in this offering, your ownership interest in us will be diluted to the extent of the differences between the initial public offering price per share and pro forma net tangible book value per share after this offering. Our net tangible book value as of June 30, 2005 is presented on a pro forma basis, assuming the consummation of the restructuring and the Distributions. Our pro forma net tangible book value as of June 30, 2005 is determined by subtracting the total amount of our liabilities as of June 30, 2005 from the total amount of our tangible assets as of June 30, 2005. Our pro forma net tangible book value per share as of June 30, 2005 is determined by dividing our pro forma net tangible book value as of June 30, 2005 by the number of common shares outstanding as of June 30, 2005, after giving effect to the restructuring. Our pro forma net tangible book value as of June 30, 2005 was $     ●     , or $     ●     per share, calculated as described above.
      After giving effect to the issuance in this offering of      ●     common shares at an assumed initial price to the public of $     ●      per share, which is the mid-point of the price range set forth on the cover page of this prospectus, and the application of our estimated net proceeds therefrom, and after deducting underwriting discounts and commissions and our estimated offering expenses, our pro forma net tangible book value as of June 30, 2005 would have been an aggregate of $     ●      million, or $     ●      per common share. This amount represents an immediate increase of $     ●      per share to our existing shareholders and an immediate dilution of $     ●      per share from the assumed initial price to the public of $     ●      per share to new investors purchasing shares in this offering. The table below illustrates this per share dilution:

Assumed initial price to the public per share		$
Pro forma net tangible book value per share as of June 30, 2005	$
Increase in pro forma net tangible book value per share attributable to this offering	$
Pro forma net tangible book value per share after this offering		$

Dilution per share to new investors		$

      The table below sets forth, as of June 30, 2005, the number of our common shares issued, the total consideration paid and the average price per share paid by our existing shareholders and our new investors, after giving effect to the consummation of the restructuring and the Distributions and the issuance of                      common shares in this offering at an assumed initial price to the public of $           per share, which is the mid-point of the price range set forth on the cover page of this prospectus:

	Shares Issued		Total Consideration
Average Price
	Number	Percent	Amount	Percent	Per Share

Existing shareholders
New investors

Total

SELECTED COMBINED FINANCIAL INFORMATION
      The following table sets forth our selected combined financial information for the periods ended and as of the dates indicated. The historical results are not necessarily indicative of results to be expected in any future period.
      The selected unaudited combined income statement information for the six months ended June 30, 2005 and 2004 and the selected unaudited combined balance sheet information as of June 30, 2005 are derived from our unaudited combined financial statements included elsewhere in this prospectus.
      The selected combined income statement information for the years ended December 31, 2004, 2003 and 2002 and the selected combined balance sheet information as of December 31, 2004 and 2003 are derived from our audited combined financial statements included elsewhere in this prospectus. The selected unaudited combined income statement information for the years ended December 31, 2001 and 2000 and the selected unaudited combined balance sheet information as of December 31, 2002, 2001 and 2000 are derived from our unaudited combined financial statements not included in this prospectus.
      The selected combined balance sheet information as of June 30, 2005 was prepared:

•	on an actual basis; and

•	on an as adjusted basis to give effect to our sale of ● common shares in this offering, after deducting underwriting discounts and commissions and the estimated expenses of this offering, the restructuring and the Distributions and the application of our net proceeds from this offering.
      You should read the following selected combined financial information in conjunction with the information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and the combined financial statements and related notes included elsewhere in this prospectus. Many factors may cause our actual results to differ materially from the financial information and results presented below including, but not limited to, the following:

•	We began our group administration business in California during October 2003;

•	We commenced our reinsurance business during December 2003; and

•	Those factors discussed in “Risk Factors.”

	Six Months Ended
	June 30,		Years Ended December 31,
Selected Combined
Income Information	2005	2004	2004	2003	2002	2001	2000

	(Dollars amounts in thousands except per share amounts)
Revenues
Fee-based management services	$16,494	$13,920	$27,656	$20,821	$17,614	$7,967	$2,563
Net reinsurance premiums	3,045	2,123	5,110	253	—	—	—
Investment income, net of advisory fees	54	21	54	16	37	13	—

Total revenues	19,593	16,064	32,820	21,090	17,651	7,980	2,563

Expenses
Losses and loss adjustment expenses	1,305	1,165	2,528	168	—	—	—
Fees paid to general agents and brokers	5,628	5,126	9,507	7,830	7,651	3,615	1,046
Selling, general and administrative expenses	8,884	6,275	13,441	9,240	6,471	3,140	1,317
Policy acquisition costs and other expenses	929	653	1,538	121	33	21	21

Total expenses	16,746	13,219	27,014	17,359	14,155	6,776	2,384

Income before taxes	2,847	2,845	5,806	3,731	3,496	1,204	179
Provision for income taxes	—	—	—	—	—	—	—

Net income	$2,847	$2,845	$5,806	$3,731	$3,496	$1,204	$179

Pro forma net income per common share(1)
Pro forma cash dividends declared per common share(1)
Pro forma common shares outstanding(1)

(1)	Based on ● common shares outstanding after giving effect to the restructuring but not including shares to be offered by us in this offering.

	As of June 30,		As of December 31,

Selected Combined	2005	2005
Balance Sheet Information	(As Adjusted)	(Actual)	2004	2003	2002	2001	2000

	(Dollar amounts in thousands)
Assets
Cash and cash equivalents		$2,493	$1,576	$767	4,644	2,342	143
Cash and cash equivalents, restricted		6,270	4,398	1,000	—	—	—
Premiums receivable, net		3,845	3,758	2,140	—
Accounts receivable		925	41	90	705	388	562
Deferred policy acquisition costs		1,341	1,414	824	—	—	—
Property and equipment, net		955	913	792	796	209	106
Loans receivable		414	432	173	73	—	—
Prepaid expenses and other assets		382	192	96	586	63	7

Total assets		$16,625	$12,724	$5,882	$6,804	$3,002	$818

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses		$4,001	$2,696	$168	—	—	—
Unearned reinsurance premiums		4,533	4,780	2,785	—	—	—
Unearned management fees		1,182	671	614	1,789	341	—
Unearned commission income		3,383	2,334	2,247	2,163	1,145	—
Borrowings under credit facilities		1,109	158	285	1,104	169	200
Fees payable to general agents and brokers		741	565	578	537	375	172
Accrued expenses		1,733	632	369	317	75	428

Total liabilities		16,683 (2)	11,836	7,046	5,910	2,105	800

Twin Bridges
Common stock		120	120	120	—	—	—
Additional paid-in capital		880	880	880	—	—	—
Retained earnings		1,576	835	(51)	—	—	—
LLC members’ equity (deficit)		(2,634)	(947)	(2,113)	894	897	18

Total shareholders’ and members’ equity		(58)	888	(1,164)	894	897	18

Total liabilities and shareholders’ and members’ equity		$16,625	$12,724	$5,882	$6,804	$3,002	$818

(2)	Column does not total due to rounding.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS
      The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our audited and unaudited financial statements and related notes included in this prospectus on pages F-1 through F-30. We caution you that our results of operations for prior periods are not indicative of the actual results that may be achieved in future periods. In addition, some of the information contained in this discussion and analysis includes forward-looking statements that involve risks and uncertainties. Many factors may cause our actual results to differ materially from those anticipated or implied by these forward-looking statements including, but not limited to, those discussed in “Risk Factors.” You should read the information under “Risk Factors” beginning on page 10 for information about material risks and uncertainties that affect us, our business and our common shares and “Cautionary Note Regarding Forward-Looking Statements” on page 30.
Overview

Our Business and Operating Segments
      We are a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California. We also provide reinsurance of a portion of the excess workers’ compensation coverage for these groups, subject to certain limits, through our subsidiary Twin Bridges. We have two operating segments: fee-based management services and reinsurance.

•	Fee-based Management Services. We provide fee-based management services for workers’ compensation self-insured groups in New York and California. We began conducting our business of providing management and other services to self-insured workers’ compensation groups in New York through CRM in 1999 and expanded this business to California through CRM CA in October 2003. We form the groups and provide them with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We also provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, we provide claims management services. In addition, we act as a broker and place excess insurance coverage and any required surety bonds for the groups. Each group we manage is composed of participants from the same industry, all of which are located in a single state. We currently manage 14 self-insured groups in 12 industries, with eight groups in New York and six in California (the sixth California group, which provides workers’ compensation insurance to wineries, was formed after June 30, 2005). Investment management services are provided for our larger groups by one or more independent investment management firms.

•	Reinsurance. The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. We began reinsuring a portion of this coverage through our subsidiary Twin Bridges in December 2003. The U.S. admitted insurers issue policies to the groups that we manage. We write our reinsurance on a quota share basis also known as proportional or pro rata. Under quota share reinsurance, we share the premiums as well as the losses and expenses in an agreed proportion with the U.S. admitted insurer, subject to certain limits.
      The determination of these two segments was based on our methodology for monitoring the performance of our group management business and reinsurance business. We evaluate each segment based on management fees and commission income or reinsurance premiums earned, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment.

Our Restructuring
      CRM Holdings is a Bermuda exempted holding company incorporated in September 2005 and will acquire CRM, CRM CA, Eimar and Twin Bridges through a share exchange, as described in “Business — Organization and Restructuring,” which will occur immediately prior to the closing of this offering.

      Prior to the consummation of the restructuring, certain members of our management team, including Daniel G. Hickey, Jr., Martin D. Rakoff and Louis J. Viglotti, as well as certain other persons listed in “Principal Shareholders” are the beneficial owners of CRM, CRM CA, Eimar and Twin Bridges. We sometimes refer to these owners in this prospectus as the “existing shareholders.”
      Immediately prior to the closing of this offering, CRM, CRM CA and Eimar will be converted from limited liability companies into corporations and the existing shareholders will contribute all of their interests in CRM and Eimar to CRM USA Holdings, which will be our wholly owned subsidiary and will hold all of the outstanding shares of our U.S. subsidiaries. In exchange, the existing shareholders will receive shares issued by CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares to us in exchange for        ●       of our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior to the closing of this offering, the existing shareholders will contribute all of their interests in Twin Bridges to us in exchange for        ●       of our common shares. We refer to these transactions in this prospectus as the “restructuring.” The existing shareholders ultimately will receive a total of        ●       of our common shares in exchange for their interests in CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges.
      In connection with the restructuring, CRM, Eimar and Twin Bridges intend to make a distribution to the existing shareholders of unpaid earnings and profits in an aggregate amount equal to the net income for U.S. federal income tax purposes of CRM and Eimar for the nine months ended September 30, 2005, plus the amount by which the net income for U.S. federal income taxes purposes of Twin Bridges for the period from its commencement through September 30, 2005 exceeds distributions Twin Bridges previously made to its shareholders, such net income to be computed on a cash basis, which has been the basis on which distributions have been made to the existing shareholders by each of CRM and Eimar since their inception. We refer to these distributions in this prospectus as the “Distributions.” We also will indemnify the existing shareholders for an amount equal to the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from October 1, 2005 through the consummation of the restructuring, computed on a cash basis as if such period were a taxable period.

Our Combined Financial Information
      Our combined financial statements include the results of CRM (and its wholly-owned subsidiary, CRM CA), Eimar and Twin Bridges.

Revenue
      Our revenues consist primarily of the following:
      Fee-based Management Services Revenue. In New York, the fees we receive from all but one of our groups are based on a percentage of the manual workers’ compensation rates set by the New York State Workers’ Compensation Board that are attributable to the members of the groups we manage, and our fees include claims management services. With respect to our groups in California and one of our groups in New York, our fees are based on a percentage of the premiums paid to the groups we manage by their members. Our groups in California pay the fees for claims management services directly to a third party administrator. In addition, our fees for medical bill review and case management services are paid fees based on the specific services rendered. We also receive commission income from: (1) U.S. admitted insurers for placing the excess coverage which the groups are required to obtain and (2) insurers for placing the required surety bonds for the groups we manage.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. The Healthcare Insurance Trust of New York provided approximately 27.2% and 38.1% of our revenues from fee-based management services for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. Two other groups, Elite Contractors Trust of New York and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 20.3% and 13.8%, respectively, of our revenues from fee-based management services for the six months ended June 30, 2005 and approximately 21.9% and 13.7%, respectively, of our revenues from fee-based management services for the year ended December 31, 2004. Commission income for the placement of excess coverage represented placements with 7, 7 and 9 U.S. admitted insurers for the years ended December 31, 2004, 2003 and 2002, respectively. Commission income from NY Marine & General represented 50%, 4% and 0% of such revenues for the years ended December 31, 2004, 2003 and 2002, respectively.
      Reinsurance Premiums. We reinsure a portion of the excess coverage obtained by the self-insured groups that we manage. NY Marine & General provides the excess coverage for 13 of our 14 groups. Under our reinsurance agreement with NY Marine & General, we reinsure 50% of the risks it undertakes and receive 50% of the premiums, which we refer to as our assumed premium, paid to it by these groups. We allow NY Marine & General a ceding commission of 28% of our assumed premium to cover its acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of our assumed premium. The stop loss coverage limits our losses under our reinsurance agreement to 181.16% of our assumed premium, net of the ceding commission and the cost of the stop-loss coverage and the U.S. federal excise tax. Our net reinsurance premiums are comprised of our assumed premium, net of the 2% fee for the stop-loss coverage. The ceding commission of 28% of our assumed premium and the 1% cost to cover the U.S. federal excise tax are recorded as part of policy acquisition costs. NY Marine & General in turn pays a 20% commission to CRM and CRM CA for any excess coverage placed with NY Marine & General by CRM or CRM CA.
      Investment Income Relating to Our Reinsurance Business. To date, our entire investment portfolio is comprised of short-term U.S. treasury bills, cash and money market equivalents. We anticipate that after the closing of this offering our investment portfolio will be invested principally in fixed income securities, short-term liquid funds, cash and cash equivalents. Our investment income relating to our reinsurance business will depend on the average invested assets in our investment portfolio and the yield that we earn on those invested assets. Our investment yield depends on market interest rates and the credit quality and maturity period of our invested assets. In addition, we expect to realize capital gains or losses on sales of investments as a result of changing market conditions, including changes in market interest rates and changes in the credit quality of our invested assets. See “Risk Factors — Risks Related to Our Business — A significant amount of our invested assets will be subject to changes in interest rates and market volatility.”

Expenses
      Fee-based Management Services. The expenses of our fee-based management services segment primarily consist of fees paid to general agents and brokers for placing business with the self-insured groups that we manage, and selling, general and administrative expenses.
      Reinsurance. The expenses of our reinsurance segment primarily consist of loss and loss adjustment expenses, policy acquisition costs and professional fees.
      Losses and Loss Adjustment Expenses. Losses and loss adjustment expenses reflect our best estimate of ultimate losses and loss adjustment expenses that we expect to incur on each reinsurance contract written using various actuarial analyses. Consistent with Bermuda statutory requirements, we do not discount our estimates to present value. Actual losses and loss adjustment expenses will depend on actual costs to settle reinsurance claims. Our ability to accurately estimate ultimate losses and loss adjustment expenses at the time of pricing each reinsurance contract will be a critical factor in determining our profitability. See “Risk Factors — Risks Related to Our Business — we may underestimate the liabilities from the risks we assume as a reinsurer of a portion of the excess coverage of our managed groups.”
      Fees Paid to General Agents and Brokers. Fees paid to general agents and brokers consist primarily of commissions paid to general agents and brokers for introducing members to the self insured groups we manage.
      Policy Acquisition Costs. Policy acquisition costs consist principally of ceding commissions paid to NY Marine & General and the U.S. federal excise tax. These costs are based on a fixed percentage of the premiums written on reinsurance contracts.

      Selling, General and Administrative Expenses. Selling, general and administrative expenses consist primarily of personnel expenses, professional fees and other operating costs. We anticipate that in the future, selling, general and administrative expenses will increase in relation to our growth. In addition, we believe that additional regulatory and compliance costs will increase significantly once we become a publicly traded company. All non-direct operating expenses are included in our fee-based management services segment because our reinsurance segment to date has been small relative to our fee-based management services segment and our reinsurance segment has no direct employees. In the future, we intend to develop a methodology to allocate non-direct items of expenses between our segments.
      Income Taxes. Prior to the consummation of the restructuring, CRM, CRM CA and Eimar have been organized as limited liability companies. The members of a limited liability company are taxed on their proportionate share of the limited liability company’s taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements. Upon the consummation of the restructuring, CRM, CRM CA and Eimar will be converted into corporations and will be subject to U.S. federal and state income taxes, which will reduce our net income.
      CRM Holdings and Twin Bridges have each received an undertaking from the Bermuda government exempting each company from all tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax until March 28, 2016. See “Material Tax Considerations — Certain Bermuda Tax Considerations.”
Business Trends and Conditions
      The workers’ compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. These conditions, along with poor customer service and substandard loss control and claims management, have motivated businesses to self-insure against workers’ compensation claims. Large companies generally have the financial strength to meet the significant statutory requirements to self-insure, or to create their own captive insurance companies to insure these claims. Small and mid-sized companies generally lack the financial and administrative resources to do this, and in recent years have resorted to pooling their resources through the formation of self insurance groups as a means to obtain workers’ compensation insurance at acceptable rates and terms. CRM was formed in response to this relatively new market to manage self-insured groups.
      California has undergone a period of rapid growth in the formation of new self-insured groups. From 1999 until 2005, average workers’ compensation rates increased by nearly 50% after taking into account significant average rate decreases during the last two years. As a result of this overall increase, 26 private self-insured groups have been formed in California since 2001 when California authorized the formation of private self-insured groups. California Bill 899 was passed in April 2004 with the goal of reducing over time the medical and indemnity benefits paid to injured workers. This legislation has allowed insurers to reduce rates. Even though average rates in California have decreased significantly during the last two years, California workers’ compensation insurance rates remain substantially higher than those charged for similar risks in New York.
      In contrast to the California market, self-insured groups have existed in New York since the mid-1990s and the market is substantially more mature, with approximately 64 groups in existence. New York is in the process of reevaluating its regulations relating to the formation of new groups. This has led to a temporary moratorium on the formation of new groups. This moratorium should not affect our ability to grow in New York as we believe we have formed groups in all desired industry classes that we have targeted. We believe growth in our New York business will occur as a result of rate increases and, to a lesser extent, increases in the number of members of our existing groups. Following three years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in August 2005 averaging five percent across all industry groups. This increase will become effective in October 2005, and manual rates across the industries in which we have formed self-insured groups will increase by approximately eight percent on average.

Critical Accounting Policies and Estimates
      Our significant accounting policies are described in the notes to our audited combined financial statements included elsewhere in this prospectus.
      Our combined financial statements contain certain amounts that are inherently subjective in nature and require management to make certain judgments and assumptions in the application of accounting policies used to determine those amounts reported in the combined financial statements. The use of different assumptions could produce materially different estimates of the reported amounts. In addition, if factors such as those described in “Risk Factors” cause actual events to differ materially from management’s assumptions used in applying the relevant accounting policy, there could be a material adverse effect on our financial condition and results of operations.
      We believe that the following are the critical accounting policies used in the preparation of our combined financial statements.

Combination Accounting
      Our historical combined financial information and statements include the accounts of CRM, CRM CA, Eimar and Twin Bridges. These entities, in substance, have common ownership and common management. These combined financial statements have been prepared in conformity with U.S. generally accepted accounting principles. For Twin Bridges, this presentation differs from the basis of accounting followed in reporting to insurance regulatory authorities. All significant intercompany transactions and balances have been eliminated in the combined financial statements.

Revenue Recognition
      Fee-based Management Services. Our fee-based management services revenues include management fees received from our groups for management and other services. In New York, the fees we receive from all but one of our groups are based on a percentage of the aggregate manual workers’ compensation rates set by the New York State Workers’ Compensation Board that are attributable to the members of the groups we manage. With respect to our groups in California and one of our groups in New York, our fees are based upon a percentage of the premiums paid to the groups we manage by their members. The portion of our fees that is equal to the related fees we pay to general agents and brokers is recorded as revenue when payable by the groups, which is the same time that fees paid to general agents and brokers are recorded. The balance of our management fees is earned ratably over the period to which such fees apply. The portion of the balance of management fees that relate to the remaining period at the balance sheet date is recorded as unearned management fee revenues. Revenue from medical bill review and case management services also is included in fee based management services revenues, and is recorded as revenue as the services are rendered.
      We audit our groups on an annual basis to determine whether the groups’ premiums have been properly calculated. Any adjustments to these premiums resulting from these audits are recorded as revenues (or as a reduction of revenues) in the period in which the audits occur.
      We also receive commission income for excess coverage and surety bonds we place for these groups. Such commission income is earned ratably over the terms of the underlying excess coverage and surety bonds. The portion of commission income that relates to the remaining term of the underlying excess coverage or surety bond at the balance sheet date is recorded as unearned commission income revenues.
      Reinsurance Revenue. Pursuant to SFAS No. 113, Accounting and Reporting for Reinsurance of Short Duration and Long-Duration Contracts, we have evaluated our reinsurance agreement with NY Marine & General and have determined that the reinsurance agreement is a short duration prospective contract. Accordingly, reinsurance premiums are earned ratably over the term of the excess coverage that we have reinsured through our agreement with NY Marine & General. The portion of the reinsurance premiums that relate to the remaining term of the underlying excess coverage policy that we have reinsured at the balance sheet date is recorded as unearned reinsurance premiums. These reinsurance premiums are subject to adjustment based upon modification to the premiums charged on the underlying workers’ compensation coverage. Any adjustments which can be reasonably estimated are included in income in the period to which they apply. If such adjustments cannot be reasonably estimated, they are included in the period in which the adjustment is made. Our net reinsurance premiums are our assumed premium, net of the 2% fee we pay for stop-loss coverage.

Policy Acquisition Costs
      Policy acquisition costs are comprised of ceding commissions and U.S. federal excise tax costs incurred pursuant to our reinsurance agreement with NY Marine & General. These costs are deferred and amortized as the related reinsurance premiums are earned or recorded. We consider estimated investment income in determining the recoverability of these costs.

Reserve for Losses and Loss Adjustment Expenses
      The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses insured pursuant to reinsurance agreements associated with reported claims and claims incurred but not reported which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and industry data. We believe that our aggregate liability for losses and loss adjustment expenses at year-end represent our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses. Twin Bridges has only been in existence since December 2003, has had limited loss experience and a relatively small population of underlying risks, and therefore is exposed to an increased likelihood that actual results may not conform to our estimates. These estimates are also subject to the effects of trends in loss severity and frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in our financial statements.
      Since we have very limited loss development experience, the independent external actuarial specialists that estimate our loss reserves and loss adjustment expenses combine several methods to calculate reserves for unpaid reported losses as well as losses incurred-but-not-reported, or IBNR, reserves. The actuarial methods employed include (i) the paid and incurred loss development method, (ii) the loss ratio method, and (iii) the Bornhuetter-Ferguson method. The Bornhuetter-Ferguson method is a generally accepted actuarial technique that produces expected loss ratios that are implied by actual loss experience and developments. The combination of these three methods has led to a range of estimated total reserves. We believe that the assumptions by the independent external actuarial specialists represent a realistic and appropriate basis for currently estimating our reserves for losses and loss adjustment expenses.
      Reserve estimates and reserving methodologies are reviewed regularly, taking into account all currently known information and updated assumptions related to unknown information. Reserves for losses and loss adjustment expenses established in prior periods are adjusted as claim experience develops and new information becomes available. Any such adjustments are included in income in the period in which they are made. Any adjustments to previously established reserves may significantly impact current period net income by reducing net income if previous period reserve estimates prove to be inadequate and are required to be increased or increasing net income if prior period reserves become overstated and are required to be reduced. We also review the estimate of losses and loss adjustment expenses provided to us by NY Marine & General.

      The table below shows the reconciliation of reserves for the six months ended June 30, 2005 and the years ended December 31, 2004 and 2003, reflecting changes in losses incurred and paid losses for such periods.

		December 31,
	June 30,
	2005	2004	2003

	(Dollar amounts in
	thousands)
Balance at January 1	$2,696	$168	$—
Incurred related to:
Current period end	1,305	2,528	168
Prior period end	—	—	—

Total incurred	1,305	2,528	168

Paid related to:
Current period end	—	—	—
Prior period end	—	—	—

Total paid	—	—	—

Net increase	1,305	2,528	168

Balance at period end	$4,001	$2,696	$168

      Our claims reserving practices are intended to establish reserves that in the aggregate are adequate to pay all losses and loss adjustment expenses at their ultimate settlement value. Thus, our reserves are not discounted for inflation or other factors.
      Through June 30, 2005, there have been no changes in subsequent years from prior years’ loss estimates. As actual history develops, there may be adjustments to these estimates in the future. At December 31, 2004, there are no outstanding case loss reserves. The entire amount of reserves for losses and loss adjustment expenses is comprised of IBNR and development.
      While we believe that we will be able to make a reasonable estimate of our ultimate losses and loss adjustment expenses, we may not be able to predict our ultimate claims experience as reliably as other companies that have had reinsurance operations for a substantial period of time, and we cannot assure you that our actual losses and loss adjustment expenses will not exceed our total reserves.

Loans receivable
      A significant portion of our loans receivable comprise amounts due from a general agent and its principals which were advanced as a working capital loan in connection with a self-insured group managed by CRM. CRM is currently engaged in litigation with this agent as described in “Business — Legal Proceedings.” The general agent and its principals failed to make timely installment payments due under the working capital loan commencing March 15, 2005, and CRM has declared the loan in default and immediately due and payable in full and brought an action against the borrowers for collection. Although we believe that the loan receivable balance will be collectible, and accordingly, we have not established any reserves with respect to the loan receivable, we cannot predict the outcome of the litigation. If the loan receivable balance is not collected, the write-off of this receivable could have a material adverse impact on our results of operations, and will be recorded when determinable.

Investments
      Currently, our investment portfolio is comprised of short-term U.S. Treasury bills, cash and money market equivalents. Upon the closing of this offering, our board of directors will establish our investment policies and management will implement our investment strategy with the assistance of independent investment managers. We expect that as our investment portfolio changes from money market funds to other investments, such as publicly traded and non-publicly traded fixed maturity, short-term investments and equity securities, we will classify such securities as “available-for-sale” and, accordingly, they will be recorded at estimated fair value and the difference between cost or amortized cost and fair value, net of the effect of taxes, will be included as a separate component of accumulated other comprehensive income in the combined balance sheet.

Stock-based compensation
      In the event we adopt stock-based compensation plans, we intend to account for stock-based compensation in accordance with the revised statement SFAS No. 123-R, an amendment to SFAS No. 123, “Accounting for Stock-Based Compensation,” which requires that the cost of share-based payment transactions be recognized in the financial statements. Accordingly, our net income will be reduced by the stock compensation expense required to be recognized by SFAS No. 123-R.
Combined Results of Operations
      The following is a discussion of our combined results of operations for the six months ended June 30, 2005 and 2004 and for the three years ended December 31, 2004.

Six Months Ended June 30, 2005 Compared to Six Months Ended June 30, 2004
      Total Revenues. Total revenues increased 22%, or $3,528,775, to $19,593,052 for the six months ended June 30, 2005 from $16,064,277 for the comparable period in 2004. Of this increase, 74% was attributable to growth in our fee-based management services segment, particularly in California, and 26% of this increase was attributable to the increase in our reinsurance segment. Of the revenues from our fee-based management services segment for the six months ended June 30, 2005, 79% and 21% were attributable to revenues from our groups in New York and in California, respectively, compared to 96% and 4%, respectively, of these revenues for the six months ended June 30, 2004. Of the revenues from our reinsurance segment for the six months ended June 30, 2005, 82% and 18% were attributable to our groups in New York and in California, respectively, compared to 93% and 7%, respectively, of these revenues for the six months ended June 30, 2004.
      Revenues from Fee-based Management Services. Revenues from fee-based management services for the six months ended June 30, 2005 increased 18%, or $2,574,261, to $16,494,443 from $13,920,182 for the comparable period in 2004. Of this increase, 72% was attributable to the growth in our self-insured groups covering the contracting industry. All of this growth in revenues is attributable to our groups in California as our relatively new market presence gained momentum. Revenues from fee-based management services attributable to our groups in New York decreased by 2% to $13,022,910 for the six months ended June 30, 2005 from $13,306,468 for the comparable period in 2004. This decrease is primarily due to lower fees received from the Healthcare Industry Trust of New York, or HITNY, as a result of modification to our agreement with HITNY. The increase to New York manual premium rates passed by the New York Workers’ Compensation Board in August 2005 are effective for new and renewal business after October 1, 2005 and should positively impact management fee revenue that we receive from most of the New York groups we manage. Over the next year, we expect moderate growth in New York and relatively more rapid growth in California. The table below provides information about our revenues from our fee-based management services segment attributable to the groups we manage in New York and California:

	Six Months Ended June 30,

	2005		2004

	NY	CA	NY	CA

Total revenues from fee-based management services	$13,022,910	$3,471,533	$13,306,468	$613,714

      Revenues from Reinsurance. Net reinsurance premiums increased 43%, or $922,221, to $3,045,146 for the six months ended June 30, 2005 from $2,122,925 for the comparable period in 2004. This increase was attributable to the increase in the number of the self-insured groups that we manage for which Twin Bridges reinsures a portion of the excess coverage these groups obtain. During the first half of 2005, Twin Bridges reinsured a portion of the excess coverage obtained by 12 of the 13 groups that we managed at that time. During the first half of 2004, Twin Bridges reinsured a portion of the excess coverage obtained by only 7 of the 11 groups we then managed. As reinsurance policies were renewed during the second half of 2004 and into 2005, groups that we managed which previously had obtained excess coverage from other insurers began to obtain their excess coverage from NY Marine & General. In turn, NY Marine & General ceded a portion of these coverages to Twin Bridges. Management expects that as we form new groups in California, these groups will obtain excess coverage from NY Marine & General and NY Marine & General will cede a portion of this coverage to Twin Bridges, however, we can provide no assurance that the groups we manage will continue to obtain excess coverage from NY Marine & General or that Twin Bridges will continue to have the opportunity to reinsure a portion of this coverage. Geographically, 42% of the growth in net reinsurance premiums in the first half of 2005 was attributable to the groups we manage in California. Over the next year, we expect rapid growth in our reinsurance business in California. The table below provides information about our revenues from our reinsurance segment attributable to the groups we manage in New York and California:

	Six Months Ended June 30,

	2005		2004

	NY	CA	NY	CA

Total net reinsurance premiums	$2,507,371	$537,775	$1,975,925	$147,000

      Investment Income, net of Advisory Fees. Investment income, net of advisory fees, for the six months ended June 30, 2005 increased to $53,463 from $21,170 for the comparable period in 2004. This increase was due to an increased level of investments held by our reinsurance segment.
      Total Expenses. Total expenses increased 27%, or $3,526,892, to $16,745,758 for the six months ended June 30, 2005 from $13,218,866 for the comparable period in 2004. Of the total expenses for the six months ended June 30, 2005, $14,401,787, or 86%, was attributable to our fee-based management services segment, and $2,343,971, or 14%, was attributable to our reinsurance segment.
      Losses and loss adjustment expenses. Losses and loss adjustment expenses increased 12%, or $139,458, to $1,305,062 for the six months ended June 30, 2005 from $1,165,604 for the comparable period in 2004. This increase was much less than the 43% increase in net reinsurance premiums during the same period because of the refinement of estimated loss reserves. During the start up phase of Twin Bridges in 2004, we estimated ultimate losses and loss adjustment expenses to be 55% of net reinsurance premiums. For the six months ended June 30, 2005, we estimated losses and loss adjustment expenses to be 42% of net reinsurance premiums. These loss reserve estimates are reviewed regularly and are adjusted as experience develops or new information becomes known; such adjustments are included in income in the period in which they are made.
      Fees paid to general agents and brokers. Fees paid to general agents and brokers increased 10%, or $501,875, to $5,627,711 for the six months ended June 30, 2005 from $5,125,836 for the comparable period in 2004. The entire increase is attributable to the growth of our California groups.
      Policy Acquisition Costs. Policy acquisition costs increased 43%, or $272,717, to $900,496 for the six months ended June 30, 2005 from $627,779 for the comparable period in 2004. These costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the 43% increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 42%, or $2,609,062, to $8,883,709 for the six months ended June 30, 2005 from $6,274,647 for the comparable period in 2004. Approximately $1,190,000, or 46%, of this increase is attributable to increased payrolls and related employee expenses for our fee-based management services segment. The total number of employees in our fee-based management services segment increased from 117 at June 30, 2004 to 133 at January 1, 2005 and to 146 at June 30, 2005. During this period, we added 13 employees in New York for CRM, 11 employees in California for CRM CA and 5 employees in New York for Eimar. We will need to add additional employees to complete our anticipated staffing needs to operate as a public company, and as our fee-based management services business continues to grow, we will need to hire additional staff. Approximately $1,143,000, or 47%, of the increase in selling, general and administrative expenses for the six months ended June 30, 2005 is attributable to increases in other components of selling, general and administrative expenses, including professional fees, advertising and marketing expenses, claims review expenses and occupancy costs. These expenses rose significantly as we expanded in California. All non-direct operating expenses are included in our fee-based management services segment because our reinsurance segment to date has been small relative to our fee-based management services segment and our reinsurance segment has no direct employees. Direct selling, general and administrative expenses of our reinsurance segment amounted to $138,413 for the six months ended 2005 compared with $83,354 for the six months ended 2004. We contract with Quest Management Services Limited, an independent management firm based in Bermuda, to perform general and administrative functions for Twin Bridges.
      Net Income. Net income increased less than 1%, or $1,883, to $2,847,294 for the six months ended June 30, 2005 from $2,845,411 for the comparable period in 2004. The increase in our total revenues was offset to a significant extent by the increase in selling, general and administrative expenses described above. Net income as a percentage of revenues was 15% for the six months ended June 30, 2005 compared to 18% for the comparable period in 2004.
      Net Income from Fee-based Management Services. Net income from our fee-based management services segment for the six months ended June 30, 2005 decreased 19%, or $489,045, to $2,106,046, or 13% of our fee-based management services revenues for that period, from $2,595,091, or 19% of our fee-based management services revenues, for the comparable period in 2004.
      Net Income from Reinsurance. Net income from our reinsurance segment for the six months ended June 30, 2005 increased 196%, or $490,908, to $741,248, or 24% of our net reinsurance premiums for that period, from $250,320, or 12% of our net insurance premiums, for the comparable period in 2004.

Year Ended December 31, 2004 Compared to Year Ended December 31, 2003
      Total Revenues. Total revenues increased 56%, or $11,730,002, to $32,820,086 for the year ended December 31, 2004 from $21,090,084 for the year ended December 31, 2003. Of this increase, 58% was attributable to growth in our fee-based management services segment, particularly in California, and 42% of this increase was attributable to the increase in our reinsurance segment. Of the revenues from our fee-based management services segment for the year ended December 31, 2004, 93% and 7% were attributable to revenues in New York and in California, respectively, compared to nearly 100% and less than 1%, respectively, of these revenues for the year ended December 31, 2003. Of the revenues from our reinsurance segment for the year ended December 31, 2004, 87% and 13% were attributable to our groups in New York and in California, respectively, compared to 100% and 0%, respectively, of these revenues for the year ended December 31, 2003.
      Revenues from Fee-based Management Services. Revenues from fee-based management services for the year ended December 31, 2004 increased 33%, or $6,834,598, to $27,655,726 from $20,821,128 for the year ended December 31, 2003. Approximately 64% of this growth was attributable to our self-insured groups in the following industries: healthcare, contracting, transportation and auto dealerships. Geographically, revenues from groups in New York grew 24%, or $4,914,988, to $25,662,420 for the year ended December 31, 2004 from $20,747,432 for the year ended December 31, 2003, while revenues from groups in California grew by $1,919,611 to $1,993,307 for the year ended December 31, 2004 from $73,696 for the year ended December 31, 2003 primarily because we formed three new groups in California. California commenced operations in October 2003 and recorded only minimal revenues for that year.

      The table below provides information about our revenues from fee-based management services to each of the groups we manage in New York and California:

	Years Ended December 31,

	2004		2003

	NY	CA	NY	CA

Total revenues from fee-based management services	$25,662,420	$1,993,307	$20,747,432	$73,696

      Revenues from Reinsurance. Our reinsurance segment commenced operations in December 2003 and we had recorded minimal revenue for that year. Net reinsurance premiums increased to $5,109,883 for the year ended December 31, 2004 from $253,167 for the year ended December 31, 2003. As reinsurance policies were renewed during December 2003 and into 2004, five of the New York groups that we manage which previously had obtained excess coverage from other insurers began to obtain their excess coverage from NY Marine & General. We also formed two groups in California which purchased their excess coverage from NY Marine & General. In turn, Twin Bridges reinsured a 50% portion of these excess coverages. The table below provides information about our net reinsurance premiums attributable to the groups we manage in New York and California:

	Years Ended December 31,

	2004		2003

	NY	CA	NY	CA

Total net reinsurance premiums	$4,458,183	$651,700	$253,167	—

      Investment Income, net of Advisory Fees. Investment income, net of advisory fees, increased to $54,477 for the year ended December 31, 2004 from $15,789 for the year ended December 31, 2003 as a result of an increased level of investments held by our reinsurance segment.
      Total Expenses. Total expenses increased 56%, or $9,655,238, to $27,014,256 for the year ended December 31, 2004 from $17,359,018 for the year ended December 31, 2003. Of the total expenses for the year ended December 31, 2004, 84%, or $22,768,870, was attributable to our fee-based management services segment and 16%, or $4,245,386, was attributable to our reinsurance segment.
      Losses and loss adjustment expenses. Losses and loss adjustment expenses increased to $2,528,083 for the year ended December 31, 2004 from $167,917 for the comparable period in 2003 and grew as our reinsurance segment grew. Management estimated losses and loss adjustment expenses for the year ended December 31, 2004 to be 49% of net reinsurance premiums.
      Fees paid to general agents and brokers. Fees paid to general agents and brokers increased 21%, or $1,677,861, to $9,507,546 for the year ended December 31, 2004 from $7,829,685 for the year ended December 31, 2003. The increase was attributable to our managed groups in New York and was consistent with the 24% increase in fee-based management services revenues from these groups.
      Policy Acquisition Costs. Policy acquisition costs increased to $1,511,065 for the year ended December 31, 2004 from $74,865 for the comparable period in 2003. These costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 45%, or $4,200,247, to $13,440,809 for the year ended December 31, 2004 from $9,240,562 for the year ended December 31, 2003. Approximately $2,266,131, or 54%, of this increase was attributable to increased payrolls and related employee expenses for our fee-based management services segment. The total number of employees in our fee-based management services segment increased from 80 at January 1, 2003 to 110 at January 1, 2004 and to 133 at December 31, 2004. During 2004, we added 9 employees in New York for CRM, 4 employees in California for CRM CA and 10 employees in New York for Eimar. Approximately $1,934,116, or 46%, of the increase in selling, general and administrative expenses for the year ended

December 31, 2004 is attributable to increases in other components of selling, general and administrative expenses, predominately advertising, marketing, claims review expenses and occupancy costs. During 2004 we began implementing a new marketing campaign. Also, claims review expenses relating to our medical bill review and case management services grew significantly as the corresponding fee-based revenues from these services grew. Occupancy costs grew as we opened offices in California and leased additional space in New York. All non-direct operating expenses are included in our fee-based management services segment because our reinsurance segment to date has been small relative to our fee-based services segment and our reinsurance segment has no direct employees. Direct selling, general and administrative expenses of our reinsurance segment amounted to $206,238 for the year ended December 31, 2004 compared with $61,749 for the year ended December 31, 2003. We contract with Quest Management Services Limited, an independent management firm based in Bermuda, to perform general and administrative functions for Twin Bridges.
      Net Income. Net income increased 56%, or $2,074,764, to $5,805,830 for the year ended December 31, 2004 from $3,731,066 in the year ended December 31, 2003. Net income was 18% of total revenues in both periods.
      Net Income from Fee-based Management Services. Net income from our fee-based management services segment for the year ended December 31, 2004 increased 30%, or $1,137,321, to $4,919,663, or 18% of our fee-based management services revenues for that year, from $3,782,342, or 18% of our fee-based management services revenues, for the year ended December 31, 2003.
      Net Income from Reinsurance. Net income from our reinsurance segment for the year ended December 31, 2004 increased to $886,167, or 17% of our net reinsurance premiums for that year, from a net loss of $51,276, or (20%) of our net reinsurance premiums, for the year ended December 31, 2003. Our reinsurance business commenced in December 2003.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002
      Total Revenues. Total revenues increased 19%, or $3,438,760, to $21,090,084 for the year ended December 31, 2003, from $17,651,324 for the year ended December 31, 2002. All of our revenues were attributable to our fee-based management services segment since our reinsurance segment did not commence operations until December 2003.
      Revenues from Fee-based Management Services. Revenues from fee-based management services increased 18%, or $3,206,803, to $20,821,128 for the year ended December 31, 2003, from $17,614,325 for the year ended December 31, 2002. Approximately 88% of this growth was attributable to the growth in fees from three of our self-insured groups covering the following industries: healthcare, transportation and wholesale & retail. Geographically, nearly all of our revenues were attributable to our managed groups in New York since our California fee-based management services business commenced operations in October 2003. In 2003, we formed one self-insured group in California which generated revenues from fee-based management services in the amount of $73,696.
      Revenues from Reinsurance. Net reinsurance premiums were only $253,167 for the year ended December 31, 2003. Our reinsurance segment commenced operations in December 2003.
      Investment Income, net of Advisory Fees. Investment income, net of advisory fees, for the year ended December 31, 2003 decreased to $15,789 from $36,999 for the comparable period in 2002, resulting largely from a decline in overall market interest rates during those periods.
      Total Expenses. Total expenses increased 23%, or $3,203,943, to $17,359,018 for the year ended December 31, 2003 from $14,155,075 for the comparable period in 2002. All of our expenses were attributable to our fee-based management services segment since our reinsurance segment did not commence operations until December 2003.
      Losses and loss adjustment expense. Losses and loss adjustment expenses for the year ended December 31, 2003 were $167,917. There were no such costs in the prior year because our reinsurance segment did not commence operations until December 2003.

      Fees paid to general agents and brokers. These expenses increased 2%, or $179,056, to $7,829,685 for the year ended December 31, 2003 from $7,650,629 for the year ended December 31, 2002. Geographically, all of our fees paid to general agents and brokers were attributable to our fee-based management services business in New York. No fees were paid to general agents and brokers in California in 2003 or 2002.
      Policy Acquisition Costs. Policy acquisition costs were $74,865 for the year ended December 31, 2003. There were no such costs in the prior year because our reinsurance segment did not commence operations until December 2003. These costs are a fixed percentage (approximately 29%) of our assumed reinsurance premiums and grew in proportion to the increase in net reinsurance premiums discussed above.
      Selling, general and administrative expenses. Selling, general and administrative expenses increased 43%, or $2,769,289, to $9,240,562 for the year ended December 31, 2003 from $6,471,273 for the year ended December 31, 2002. Approximately $1,037,871, or 37%, of this increase is attributable to increased payrolls and related employee expenses. The total number of employees in our fee-based management services segment increased from 65 at January 1, 2002 to 80 at January 1, 2003 and to 110 at December 31, 2003. During 2003, we added 14 employees in New York for CRM, 3 employees in California for CRM CA and 13 employees in New York for Eimar. Approximately $1,328,060, or 48%, of the increase is attributable to increases in other components of selling, general and administrative expenses including professional fees, advertising and marketing expenses and medical bill review expenses of Eimar, which commenced operations in 2003. Non-payroll costs associated with the services provided by Eimar, primarily software costs, added approximately $818,327 to selling, general and administrative expenses for the year ended December 31, 2003.
      Net Income. Net income increased 7%, or $234,817, to $3,731,066 for the year ended December 31, 2003 from $3,496,249 for the year ended December 31, 2002. Net income was 18% of total revenues in the year ended December 31, 2003 and 20% in the prior year.
      Net Income from Fee-based Management Services. Net income from our fee-based management services segment for the year ended December 31, 2003 increased 8%, or $286,093, to $3,782,342, or 18% of our fee-based management services revenues for that year, from $3,496,249, or 20% of our fee-based management services revenues, for the year ended December 31, 2002.
      Net Loss from Reinsurance. Net loss from our reinsurance business for the year ended December 31, 2003 was $51,276. Our reinsurance business commenced in December 2003.
Liquidity and Capital Resources
      We are organized as a Bermuda exempted holding company, and as such, have no direct operations. Our assets consist of investments in our subsidiaries through which we conduct substantially all of our management and other services for the self-insured groups that we manage and our reinsurance operations. Upon the closing of this offering, we will have subsidiary operations in Bermuda and the United States. Funds to meet any obligations we may have will come primarily from dividends, interest and other statutorily permissible payments from our subsidiaries. The ability of our subsidiaries to make these payments will be limited by the applicable laws and regulations of the domiciles in which the subsidiaries operate. In addition, we are subject to a U.S. federal withholding tax of 30% on any dividends paid to us from our U.S. subsidiaries. Accordingly, we do not expect to receive dividends from our U.S. subsidiaries for the foreseeable future. In addition, Bermuda law and regulations will restrict the payment of dividends from retained earnings, or distributions out of contributed surplus, by Twin Bridges unless certain regulatory requirements are met. See “Risk Factors — Our holding company structure and certain regulatory, tax and other constraints affect our ability to pay dividends, make other payments and redeploy capital among our subsidiaries.”

Cash Flows
      Net cash provided by operating activities amounted to $3,885,879 for the six months ended June 30, 2005, compared to $3,738,798 for the same period in 2004. For the first six months of 2005, major components of cash provided by operating activities were net income of $2,847,294, and the increases in reserves for losses and loss adjustment expenses of $1,305,062 and accrued expenses of $1,101,553 offset by the increase of $1,871,336 in restricted cash and cash equivalents. Major components of cash provided by operating activities in the first six months of 2004 were net income of $2,845,411 and the increases in reserves for losses and loss adjustment expenses of $1,165,604 and accrued expenses of $627,765 offset by the increase of $1,318,282 in restricted cash and cash equivalents.
      Net cash provided by operating activities was $5,259,549 for the year ended December 31, 2004, $3,006,623 for the year ended December 31, 2003, and $5,632,897 for the year ended December 31, 2002. Major components of cash provided by operating activities for the year ended December 31, 2004 were net income of $5,805,830, the increase in unearned reinsurance premiums of $1,995,116 and the increase in reserves for losses and loss adjustment expenses of $2,528,083 offset by the increase of $3,398,342 in restricted cash and cash equivalents. Major components of cash provided by operating activities for the year ended December 31, 2003 were net income of $3,731,066 and the increase in reserves for losses and loss adjustment expenses of $167,917 offset by the increase of $1,000,000 in restricted cash and cash equivalents. Major components of cash provided by operating activities for the year ended December 31, 2002 were net income of $3,496,249 and the increase in deferred management fees of $1,447,682 and deferred commissions of $1,018,217.
      Net cash used in investing activities amounted to $127,184 for the six months ended June 30, 2005 as compared to $460,296 for the same period in 2004. For the first six months of 2005, investing activities were primarily capital expenditures. For the first six months of 2004, capital expenditures totaled $130,966 and net advances of notes receivable were $329,330.
      Net cash used in investing activities was $569,177 for the year ended December 31, 2004, $275,109 for the year ended December 31, 2003 and $767,813 for the year ended December 31, 2002. In 2004, capital expenditures totaled $310,238 and net advances of notes receivable totaled $258,939. In 2003, capital expenditures totaled $175,442 and net advances of notes receivable totaled $99,667. In 2002, capital expenditures totaled $694,813 and net advances of notes receivable totaled $73,000.
      Net cash used in financing activities for the six months ended June 30, 2005 totaled $2,842,610 as compared to $1,911,430 for the six months ended June 30, 2004. Major components of cash used in financing activities for the first six months of 2005 were proceeds from the bank line of credit of $1,000,000 offset by member distributions of $3,793,702. Major components of cash used in financing activities for the first six months of 2004 were proceeds from the bank line of credit of $350,000 offset by member distributions of $2,060,191 and net payments of notes payable of $201,239.
      Net cash used in financing activities was $3,880,590 for the year ended December 31, 2004, $6,608,892 for the year ended December 31, 2003, and $2,563,151 for the year ended December 31, 2002. Major components of cash used in financing activities for the year ended December 31, 2004 were member distributions of $3,753,866 and reductions of net borrowings under credit facilities of $126,724. In 2003, Twin Bridges was capitalized with proceeds of capital stock of $120,000 and additional paid-in capital of $880,000. This additional paid-in capital was offset by repayment of short term borrowings of $704,482, member distributions of $6,789,106 and borrowings under credit facilities of $115,304. Major components of cash used in financing activities for the year ended December 31, 2002 were member distributions of $3,498,782 offset by net proceeds from borrowings under credit facilities of $935,631.

Liquidity and Capital requirements
      Our principal cash requirements are expected to be the expenses to develop and implement our business strategy, as well as capital expenditures, losses and loss adjustment expenses, fees paid to general agents and brokers, the servicing of future borrowing arrangements, taxes and other operating expenses. In addition, we may be required to increase the amount of security we provide to NY Marine & Magic as we increase the amount of excess coverage we reinsure. This security may be in the form of letters of credit or a pledge of cash. The potential for a large claim under one of our reinsurance contracts means that we may need to make substantial and unpredictable payments within relatively short periods of time. While our board of directors currently does not intend to declare dividends or make any other distributions to the shareholders of

CRM Holdings, our cash requirements will also include the payment of any future dividends to our shareholders if and when, our board of directors determines to change our dividend policy.
      We have an option to purchase a building, which is currently under construction, with parking space and office space on approximately three acres in Poughkeepsie, New York. The option is exercisable 120 days prior to the anticipated occupancy of the building under our lease. The term of the lease will commence March 1, 2007 or such later date on which the construction is substantially complete and the building is available for occupancy. The option price is approximately $3,500,000 plus all documented out-of-pocket construction costs after May 1, 2005. If we fail to exercise this initial option, we have an additional option to purchase the building during the first two years of our lease for the fair market value of the property, which will not be less than $3,500,000 plus the costs incurred by the landlord in developing and constructing the building. If we do exercise the option, we intend to finance the acquisition of the property with proceeds from a commercial mortgage.
      Other than the possible exercise of the option to purchase the property in Poughkeepsie, capital expenditures for the next 12 months are expected to be approximately $400,000 for furniture, equipment and technology systems.

Sources of cash
      We expect our future sources of funds will consist of fees and commissions earned from our fee-based management services business, premiums written in connection with our reinsurance business, investment income and proceeds from sales and redemptions of investment assets. CRM has entered into a revolving credit facility with KeyBank National Association, or KeyBank, under which CRM is entitled to borrow up to $5 million until December 31, 2005. Borrowings under the facility may be used for general business purposes, including distributions to members. Loans under the facility are due on demand, and any loan outstanding on December 31, 2005, if not sooner demanded, shall be fully amortized in 12 equal monthly installments. Interest on the loans outstanding under the facility is payable monthly at a rate per annum equal to KeyBank’s prime rate from time to time. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and by the personal guarantees of the existing shareholders. It is anticipated that these guarantees will be released upon the closing of this offering. The facility limits CRM’s ability to purchase or sell assets otherwise than in the ordinary course of business, prohibits CRM from permitting any liens on its assets, subject to customary exceptions, prohibits CRM from incurring debt for borrowed money, including leases, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment of up to $400,000, limits mergers and consolidations of CRM and prohibits investments and loans by CRM. The facility also requires CRM to maintain a minimum level of members’ equity, which requirement was waived at December 31, 2004 and June 30, 2005. At June 30, 2005, $1,000,000 was outstanding under the facility, and the weighted average interest rate for the six months ended June 30, 2005 was 5.4%.
      We believe that our cash from operations and, if needed, borrowings under our credit facility will be sufficient to meet our working capital and other operating requirements over the next 12 months.

Adequacy of Capital
      While insurance regulations differ by location, each jurisdiction requires that minimum levels of capital be maintained in order to write new insurance business. Factors that affect capital requirements generally include premium volume, the extent and nature of loss and loss expense reserves, the type and form of insurance and reinsurance business underwritten and the availability of reinsurance protection on terms that are acceptable to us.
      The proceeds from this offering will be used to provide additional capital and surplus to expand our operations, including providing additional surplus to Twin Bridges.

      In Bermuda and the United States, insurers and reinsurers are required to maintain certain minimum levels of capital and risk-based capital, the calculation of which includes numerous factors specified by the respective insurance regulatory authorities and the related insurance regulations.
      We may need to raise additional funds to expand our business and manage our growth. The amount and timing of these capital requirements will depend on many factors. At this time, we are not able to quantify the amount of additional capital we will require in the future or predict the timing of our future capital needs. If we cannot maintain or obtain adequate capital to manage our business strategy and expected growth targets, our business, results of operations and financial condition may be adversely affected.

Posting of Security by Twin Bridges
      Under Twin Bridges’ contract with NY Marine & General, Twin Bridges is required to post security, which may be in the form of letters of credit issued by an acceptable bank, in order to cover any unpaid liabilities under the contract. Twin Bridges has entered into a loan agreement with KeyBank under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $3 million, for which Twin Bridges pays a fee of 1.50% of the principal amount of each letter of credit drawn. Any payments under the letters of credit must be repaid by Twin Bridges within 90 days. The loan agreement terminated on June 30, 2005 but has been extended until September 30, 2005. The loan agreement contains covenants similar to the covenants in CRM’s revolving credit facility with KeyBank described elsewhere in this prospectus and borrowings outstanding under it have been guaranteed by the existing shareholders. We intend to renew this loan agreement when it expires on September 30, 2005, but do not intend to renew it after the completion of this offering. Rather, to the extent that Twin Bridges is required to post security with NY Marine & General, we intend to obtain cash collateralized letters of credit under informal arrangements with KeyBank and Smith Barney Citigroup. At June 30, 2005, letters of credit in the principal amount of $2,449,781 were outstanding under the Unsecured Letter of Credit Facility.
Contractual Obligations
      The following table summarizes information about our contractual obligations as of December 31, 2004.

Payment due by period

		Less than			More than
	Total	1 Year	1-3 Years	3-5 Years	5 Years

Contractual Obligations
Long-Term Debt Obligations	—	—	—	—	—
Capital Lease Obligations	—	—	—	—	—
Operating Lease Obligations	$1,217,000	$493,000	$633,000	$91,000	—
Purchase Obligations	—	—	—	—	—
Other Long-Term Liabilities Reflected on our Balance Sheet under GAAP	—	—	—	—	—

Total	$1,217,000	$493,000	$633,000	$91,000	—

Off-Balance Sheet Transactions
      We have no off-balance sheet arrangements or transactions with unconsolidated, special purpose entities.
Quantitative and Qualitative Disclosures about Market Risk
      Market risk can be described as the risk of change in fair value of a financial instrument due to changes in interest rates, creditworthiness, foreign exchange rates or other factors. We will seek to mitigate that risk by a number of actions, as described below.

Interest Rate Risk
      Our exposure to market risk for changes in interest rates is concentrated in our investment portfolio. We expect that changes in investment values attributable to interest rate changes will be mitigated, however, through careful monitoring of portfolio maturities. See “Risk Factors — A significant amount of our invested assets will be subject to changes in interest rates and market volatility.”

Credit Risk
      As we broaden our array of invested assets, we expect our portfolio will primarily include fixed income securities and short-term investments, which will be subject to credit risk. This risk is defined as default or the potential loss in market value resulting from adverse changes in the borrower’s ability to repay the debt. Our risk management strategy and investment policy will be to earn competitive relative returns while investing in a diversified portfolio of securities of high credit quality issuers, and to limit the amount of credit exposure to any one issuer.
Effects of Inflation
      We do not believe that inflation has had a material affect on our combined results of operations. The effects of inflation could cause the severity of claims to increase in the future. Our estimates for losses and loss adjustment expenses include assumptions, including those relating to inflation, about future payments for settlement of claims and claims handling expenses. To the extent inflation causes these costs to increase above our estimated reserves that are established for these claims, we will be required to increase reserves for losses and loss adjustment expenses with a corresponding reduction in our earnings in the period in which the deficiency is identified. The actual effects of inflation on our results cannot be accurately determined until claims are ultimately settled.

BUSINESS
      While we intend to operate our business as described in this prospectus, we are a company with a new structure and limited operating history for significant portions of our business. Our experience and changes in market conditions and other factors outside our control may require us to alter our methods of conducting our business.
Overview
      We are a leading provider of fee-based management and other services for workers’ compensation self-insured groups in New York and California. We have been in the business of forming and managing self-insured groups in New York since CRM’s inception in 1999 and expanded this business to California in 2003.
      We provide the groups with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, we provide claims management services. We also act as a broker by placing excess coverage insurance and any required surety bonds for the groups, and we provide reinsurance for a portion of this excess coverage through our subsidiary, Twin Bridges.
      The fees we receive for our management services are based on a percentage of either the manual workers’ compensation rates set by the New York Workers’ Compensation Board or the actual premiums paid to the groups by their members. The fees for our medical bill review and case management services are computed on a fee for service basis, and we receive commission income for placing the excess coverage insurance and surety bonds.
      A self-insured group is an association of employers which provides workers’ compensation insurance to its members. Statutory workers’ compensation insurance provides coverage for employees’ medical expenses and lost wages arising from work-related injuries and coverage for employers’ liability to injured employees and others arising from the circumstances that resulted in the injury.
      Each group we manage is composed of employers in the same industry, all of which are located in a single state. The premiums paid by the members of the groups we manage provide funding for claims and loss adjustment expenses. Each member of a group is jointly and severally liable for the liabilities incurred by the group during the period of the member’s participation, even if the member subsequently leaves the group. We concentrate on industries that we believe have favorable risk profiles, and regularly screen and monitor the members of each group we manage.
      We have formed and currently manage 14 self-insured groups in 12 industries. Eight of these groups are in New York and six are in California. In New York, the groups cover the following industries: healthcare, contracting, transportation, wholesale and retail, manufacturing, public entities, real estate and cemetery management. In California, the groups cover the healthcare, contracting, new vehicle franchise auto dealerships, plastic manufacturing, banking and winery industries.
      Self-insured groups are required to purchase excess workers’ compensation coverage to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Since December 2003, we have provided reinsurance for a portion of this excess coverage through our subsidiary, Twin Bridges.
      Our net reinsurance premiums for reinsuring a portion of this excess coverage have increased significantly since Twin Bridges began business. Our reinsurance business represents a significant opportunity to enhance our profitability. We intend to use a significant portion of our net proceeds from this offering to provide additional surplus to Twin Bridges. We believe that this additional surplus will allow Twin Bridges to provide reinsurance for an increased amount of the excess coverage purchased by the groups we manage. We also anticipate that Twin Bridges will grow as our fee-based management services business continues to grow. Our ability to provide reinsurance is a significant element of our plans to grow our fee-based management services business. We believe that our willingness to reinsure a portion of the excess coverage our groups obtain and thereby expose our capital to risk distinguishes us from our competitors.
The Group Self-Insurance Market
      The workers’ compensation insurance market has historically fluctuated with periods of low premium rates and excess underwriting capacity resulting from increased competition, followed by periods of high premium rates and shortages of underwriting capacity resulting from decreased competition. These conditions, along with poor customer service and substandard loss control and claims management, have motivated businesses to self-insure against workers’ compensation claims. Large companies generally have the financial strength to meet the significant statutory requirements to self-insure, or to create their own captive insurance companies to insure, these claims. Small and mid-sized companies generally lack the financial and administrative resources to do this, and in recent years have resorted to pooling their resources through the formation of self-insured groups as a means to obtain workers’ compensation insurance at acceptable rates and terms. CRM was formed in response to this relatively new market to manage self-insured groups.
      California has undergone a period of rapid growth in the formation of new self-insured groups. From 1999 until 2005, average workers’ compensation rates increased by nearly 50% after taking into account significant average rate decreases during the last two years. As a result of this overall increase, 26 private self-insured groups have been formed in California since 2001 when California authorized the formation of private self-insured groups. California Senate Bill 899 was passed in April of 2004 with the goal of reducing the medical and indemnity benefits paid to injured workers over time. This bill has allowed insurers to reduce rates. Even though average rates in California have decreased significantly, as compared to 2003 and 2004, California workers’ compensation rates remain substantially higher than those charged for similar risks in New York.
      In contrast to the California market, self-insured groups have existed in New York since the mid-1990s and the market is substantially more mature than the California market, with approximately 64 groups in existence. New York is in the process of reevaluating its regulations relating to the formation of new groups. This has led to a temporary moratorium on the formation of new groups. This moratorium should not affect our ability to grow in New York as we believe we have formed groups in all desired industry classes that we have targeted. We believe growth in our New York business will occur as a result of rate increases and, to a lesser extent, increases in the number of members of our existing groups. Following three years of relatively stable rates, the New York Workers’ Compensation Board passed a rate increase in August 2005 averaging five percent across all industry groups. This increase will become effective in October 2005, and manual rates across the industries in which we have formed self-insured groups will increase by approximately eight percent on average.
      We believe that self-insured groups, when managed effectively, provide lower and more stable premium rates to their members than other methods of insuring workers’ compensation liabilities for small and mid-sized businesses. For that reason, we believe that self-insured groups will continue to be an attractive workers’ compensation insurance option for small and mid-sized companies.
Competitive Strengths
      We believe that we have the following competitive strengths:

•	Superior Operational and Financial Track Record. We have a well-established track record in forming, managing and growing self-insured workers’ compensation groups, with over $27 million in management fees and commission income for the year ended December 31, 2004. Since we began our group management business in 1999, we have formed and currently manage 14 self-insured groups.

•	Full Range of Services for Self-Insured Groups. We provide a full range of services to the groups we manage, including general management, underwriting, risk assessment and loss control, claims management and medical bill review and case management services.

•	Managerial Experience and Expertise. Our senior management team includes Daniel G. Hickey, Jr. and Martin D. Rakoff, each of whom has more than 10 years of experience in forming groups and managing and underwriting workers’ compensation coverage for groups and has extensive contacts in the insurance and reinsurance industries. We believe that the experience of our senior management team provides us with a competitive advantage over new entrants into the group management market due to the significant regulatory and marketing impediments involved in the formation and management of self-insured groups. Our managerial expertise is in the following areas:

•	Formation of groups. We have significant experience assembling the critical number of initial group members, producing required documentation and obtaining regulatory approvals. We have effective working relationships with the regulatory agencies in New York and California, and serve on a number of advisory bodies that evaluate and recommend regulatory reform.

•	Cultivation and maintenance of relationships with our general agents and brokers. Our business heavily relies on our relationships with general agents and brokers and our executives have established excellent relationships with well-screened general agents and brokers. We also work closely with our general agents and brokers in order to develop new groups, maintain our established groups and attract additional members to our groups. We offer general agents and brokers competitive commissions for coverage placed by our groups and we provide training programs to general agents and brokers in order to educate them regarding the benefits of workers compensation self-insured groups. We believe that these strong relationships enhance our ability to attract and retain members of our groups and provide us with an advantage over many of our competitors. Currently, approximately 77% of the aggregate annualized premiums paid or attributable to the groups we manage is derived from members introduced to our groups by approximately 20% of our general agents and brokers.

•	General management, underwriting, loss control and claims management for the groups. We have a skilled management team, that is experienced in structuring workers’ compensation insurance and reinsurance of excess coverage, a group of underwriters experienced in writing group workers’ compensation insurance, an effective risk assessment and loss control group and, in New York, a skilled and effective claims management team.

•	Relationships with providers of excess coverage. New self-insured groups often experience difficulty in obtaining excess coverage because they have few members during their start-up phase. We use our significant premium volume and established relationships with providers of excess coverage to obtain for our managed groups the full excess coverage required by statute. This provides us with a significant advantage in forming new groups and penetrating new markets.
Strategy
      The key elements of our strategy are:

•	Continued Growth of Fee-Based Business. Our California groups have grown rapidly since we began doing business in California. We anticipate continued growth in California in the near term both through an increase in membership in our existing groups and through an increase in the number of groups we manage. In New York, we believe growth will result from recently approved rate increases that allow our established groups to increase the premiums they charge their members and, to a lesser extent, from an increase in membership in these groups.

We have identified other states which represent possible new market opportunities for our self-insured group model, but we have not entered these states in order to focus our resources on the growth of our California business. Furthermore, in 2006, we intend to offer our medical bill review and case management services to large, self insured entities, insurance companies, self-insured groups and other parties requiring these services.

•	Growth of Reinsurance Business. We intend to use a significant portion of our net proceeds from this offering to provide additional surplus to Twin Bridges. Our reinsurance business represents a significant opportunity to enhance our profitability. We believe that additional surplus will allow Twin Bridges to provide reinsurance for an increased amount of the excess coverage obtained by the groups we manage. Furthermore, as our aggregate management services fees increase, our opportunities to grow our reinsurance business should also increase.
      We intend to explore increasing our fee-based management services business by developing and offering non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage. Initially, we would offer these products as a broker through unrelated U.S. admitted insurers. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package. If we develop and offer these additional insurance products, Twin Bridges may consider reinsuring a portion of the risk that is assumed by the U.S. admitted insurers.
Organization and Restructuring
      CRM Holdings is a Bermuda exempted holding company incorporated in September 2005, and will acquire CRM, CRM CA, Eimar and Twin Bridges through a share exchange, as described below, which will occur immediately prior to the closing of this offering. Our principal executive offices are located at Skandia International House, 16 Church Street, Hamilton, Bermuda HM 11, and our telephone number is (441) 295-2185. The headquarters of our U.S. subsidiaries is located at the offices of CRM at 112 Delafield Street, Poughkeepsie, NY 12601, and the telephone number is (845) 452-4100.
      We conduct our operations principally through the following subsidiaries domiciled in Bermuda and the United States:

•	Compensation Risk Managers, LLC, or CRM, is a limited liability company organized under the laws of New York that is based in New York. Since 1999, CRM has provided management and other services to groups in New York and since October 2003 has assisted CRM CA in providing its management services;

•	Compensation Risk Managers of California, LLC, or CRM CA, is a limited liability company organized under the laws of California that is based in California. Since October 2003, CRM CA has provided management services to groups in California;

•	Twin Bridges (Bermuda) Ltd., or Twin Bridges, is a Bermuda exempted insurance company, incorporated in 2003, that reinsures a portion of the excess coverage that NY Marine & General provides to the groups that CRM and CRM CA manage; and

•	EIMAR, L.L.C., or Eimar, is a limited liability company organized under the laws of New York that is based in New York. Since 2002, Eimar has provided medical bill review and case management services to our groups in New York and California.
      Prior to the consummation of the restructuring, certain members of our management team, including Daniel G. Hickey, Jr., Martin D. Rakoff and Louis J. Viglotti, as well as certain other persons listed in “Principal Shareholders” are the beneficial owners of CRM, CRM CA, Eimar and Twin Bridges. We sometimes refer to these owners in this prospectus as the “existing shareholders.”
      Immediately prior to the closing of this offering, CRM, CRM CA and Eimar will be converted from limited liability companies into corporations and the existing shareholders will contribute all of their interests in CRM and Eimar to CRM USA Holdings, which will be our wholly owned subsidiary and will hold all of the outstanding shares of our U.S. subsidiaries. In exchange, the existing shareholders will receive shares issued by CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares to us in exchange for        ●       of our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior the closing of this offering, the existing shareholders will

contribute all of their interests in Twin Bridges to us in exchange for        ●       of our common shares. We refer to these transactions in this prospectus as the “restructuring.” The existing shareholders ultimately will receive a total of        ●       of our common shares in exchange for their interests in CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges.
      We expect the restructuring to be tax free to CRM, CRM CA, Eimar, CRM USA Holdings, Twin Bridges and us.
      After completion of the restructuring and this offering, the existing shareholders will own        ●       of our common shares, representing        ●       % of the total voting power of our shares then outstanding.
      In connection with the restructuring, CRM, Eimar and Twin Bridges intend to make a distribution to the existing shareholders of unpaid earnings and profits in an aggregate amount equal to the net income for U.S. federal income tax purposes of CRM and Eimar for the nine months ended September 30, 2005, plus the amount by which the net income for U.S. federal income taxes purposes of Twin Bridges for the period from its commencement through September 30, 2005 exceeds distributions Twin Bridges previously made to its shareholders, such net income to be computed on a cash basis, which has been the basis on which distributions have been made to the existing shareholders by each of CRM and Eimar since their inception. We refer to these distributions in this prospectus as the “Distributions.” We also will indemnify the existing shareholders for an amount equal to the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from October 1, 2005 through the consummation of the restructuring, computed on a cash basis as if such period were a taxable period.
Our Business Segments
      We operate two business segments: fee-based management services and reinsurance. Through CRM, CRM CA and Eimar, we provide management and other services to workers’ compensation self-insured groups in New York and California. Through Twin Bridges, we reinsure a portion of the excess coverage obtained by the self-insured groups that we manage. The revenues, net income and assets of each of our segments for the six months ended June 30, 2005 and 2004 and the three years ended December 31, 2004 are set forth in the notes to our combined financial statements included elsewhere in this prospectus.
Our Fee-Based Management Services Business
      In 1999, we began our business in New York of forming, managing and operating workers’ compensation self-insured groups and presently manage eight groups in New York. We expanded our business to California in 2003 and presently manage six groups there. In the aggregate, the members of our groups are engaged in a broad range of businesses. While we expect to form additional managed groups, particularly in California, we intend to focus on the following industries:

•	Healthcare — We manage groups in New York and California that provide workers’ compensation insurance to nursing homes, hospitals and physician groups. We believe the New York group is one of the largest workers’ compensation self-insured groups in New York.

•	Contractors — We manage groups in New York and California that provide workers’ compensation insurance to artisan contractors, including carpenters, masons, plumbers, electricians and those in other skilled trades.

•	Transportation — We manage a group in New York that provides workers’ compensation insurance to companies engaged in highway-borne transportation, including local package delivery, bulk hauling of industrial commodities, milk hauling and for-hire limousine services.

•	Wholesale/Retail — We manage a group in New York that provides workers’ compensation insurance to companies engaged in local and regional retail grocery sales and entities involved primarily in the distribution of food products.

•	Auto Dealers — We manage a group in California that provides workers’ compensation insurance to new vehicle franchise auto dealerships.

•	Banks — In the six months ended June 30, 2005, we formed a group in California that provides workers’ compensation insurance to banks.

•	Wineries — Since June 30, 2005, we formed a group in California that provides workers’ compensation insurance to wineries.
      We have formed other self-insured groups with smaller operations in New York to provide workers’ compensation insurance to the following industries:

•	real estate management, including janitorial, building maintenance and management services;

•	cemeteries;

•	public entities, including cities, towns, villages and school districts; and

•	manufacturing companies, which includes machine shops, injection molding and metal fabrication establishments.
      We have also established a small group with operations in California, which provides workers’ compensation insurance to injection and blow molding establishments.
      We provide the groups with a broad range of services, including general management, underwriting, risk assessment, medical bill review and case management, general recordkeeping and regulatory compliance. We provide safety and loss control services to group members to help reduce workers’ compensation risks and expenses. In New York, the fees we receive from all but one of our groups are based on a percentage of the manual workers’ compensation rates set by the New York Workers’ Compensation Board that are attributable to the members of the groups we manage, and our fees include claims management services. With respect to our groups in California and one of our groups in New York, our fees are based on a percentage of the premiums paid to the groups we manage by their members. Our groups in California pay the fees for claims management services directly to a third party administrator. In addition, we receive fees on a fee-for-service basis for medical bill review and case management services. We also receive commission income from: (1) U.S. admitted insurers for placing the excess coverages which the groups are required to obtain and (2) insurers for placing the required surety bonds for the groups we manage.
      A significant amount of our existing business is dependent on a relatively small number of our managed groups. The Healthcare Insurance Trust of New York provided approximately 27.2% and 38.1% of our revenues from fee-based management services for the six months ended June 30, 2005 and the year ended December 31, 2004, respectively. Two other groups, Elite Contractors Trust of New York and Transportation Industry Workers’ Compensation Trust of New York, provided approximately 20.3% and 13.8%, respectively, of our revenues from fee-based management services for the six months ended June 30, 2005 and approximately 21.9% and 13.7%, respectively, of our revenues from fee-based management services for the year ended December 31, 2004.

Production of Business
      All of our group management business is generated by general agents and brokers, who receive a commission usually equal to a percentage of gross premiums the groups charge their members. These commissions are generally uniform based on the industry and group involved. We currently have relationships with approximately 160 general agents and brokers in New York and approximately 40 general agents and brokers in California. Currently, approximately 77% of the aggregate annualized premiums paid or attributable to the groups we manage is derived from members referred to our groups by approximately 20% of our general agents and brokers. We carefully screen the general agents and brokers with whom we do business. No general agent or broker produces more than 10% of the business underwritten by the groups that we manage based on our aggregate annualized premiums paid or attributable to the groups we manage. Our management and underwriting officers generally have excellent relationships with these general agents and brokers and both value and place a strong emphasis on maintaining these relationships. We offer brokers and general agents competitive commissions for coverage placed by our groups and we provide training programs to brokers and general agents in order to educate them regarding the benefits of workers’ compensation self-insured groups. We believe that these strong relationships enhance our ability to attract and retain members of our groups and provide us with an advantage over many of our competitors.

Underwriting
      Our management services include a determination of the appropriate level of premium for each member of a group. Our underwriting department achieves this by adjusting base premium rates based on:

•	the historical modification factor applicable to the member;

•	the member’s loss history for the past three years; and

•	our loss control and risk assessment of the member.
      By individually analyzing the appropriate premium for each member of a group, we distinguish ourselves from other self-insurance services that typically maintain common pricing among group members. Our underwriting department attempts to determine premiums that are sufficient to cover the expected losses and loss adjustment expenses and fixed costs of the groups we manage.

Risk Assessment and Loss Control Services
      We have structured our risk assessment and loss control services to provide high level, customized service to the members of each group. Our services include on-site assessments of safety issues for all members, annual service plans, compliance reviews and safety score card and training programs to assess development. Our model focuses on employee training and behavior modification in an effort to minimize losses on a prospective basis. We believe that the industry practice involves inspection-based loss control on a reactive basis.
      Unlike many of our competitors in the insurance industry, all risk assessment and loss control services are performed by our employees and no independent contractors are used. Nearly all of our loss control employees have met our minimum educational requirement of a bachelors degree or better, and each possesses one or more of three nationally recognized professional accreditations and has a minimum of five years of multi-line carrier loss control experience. We provide each group with a dedicated service consultant, which gives us greater control of the work product. We do not provide risk assessment and loss control services based on premium size, and we do not bill any members of a group separately for these services. Instead, we allocate our service resources based on need for improvement, not premium size. By targeting the accounts that need professional assistance the most, our loss control function improves the overall quality of the business by reducing the aggregate number of workers’ compensation claims made by the members of our managed groups. The loss control personnel also address workplace safety issues by identifying and correcting the behavior or condition that resulted in a claim. Our risk assessment and loss control services are training-intensive and personal and seek to ensure accountability for workplace safety among all levels of the member’s management structure.

Claims Management and Group Reserving
      Our claims management services involve the administration and management of a claim from the time it is brought to our attention until the claim is finally settled. We perform these services for our New York groups, but do not perform claims services for our California groups because California law prohibits self-insured group managers from providing claims management services. We have established procedures to record reported insurance claims, regardless of size, in a claims database upon receipt of notice of the claim. We attempt to make contact with the injured worker, treating physician and employer within 24 hours after receiving a claim. This focus on timely reporting and follow up allows us to mitigate claims and loss adjustment expenses and identify potential fraud. We periodically update our database for any developments affecting a claim.

      Our claims personnel divide claims into three categories: claims involving only medical expenses, claims involving medical expenses and up to an estimated 16 weeks of disability and claims involving medical expenses and longer periods of disability. The more serious claims are allocated to more senior employees who typically have a lighter case load. These teams investigate, evaluate and monitor the claims and each claim is reviewed at least once every 30 days. We employ a number of resolution adjustors whose sole job is to resolve these claims and obtain any approval required by the workers’ compensation group board. As a potential insurance claim develops, the claims teams will draw on all available resources to manage and settle the claim.
      As required by California law, our California groups retain an independent claims handling company. All of our California groups currently retain Matrix Absence Management, Inc., or Matrix, a subsidiary of Delphi Financial Group, Inc., to perform these services under a contract negotiated between Matrix and the group. However, we retain claims settlement authority, establish loss reserves and review the work performed by Matrix on a regular basis. With the agreement of each group, we also have required Matrix to utilize the same independent claims management software that we use.
      We use our claims database as an electronic workflow management tool for loss adjustment, coverage issues and litigation and to provide each group and its board with claims and loss information and to establish claims reserves for each group. These reserves are reviewed each year in the course of the independent audit performed for each group. In addition, the New York groups are subject to review by the New York Workers’ Compensation Board and the groups in California are subject to review by the California Department of Industrial Relations.

Medical Bill Review and Case Management
      In 2002, we expanded our fee-based management services to include medical bill review and case management services.
      The services include:

•	Medical Bill Review. This service reviews medical bills, reconciles them to the appropriate state fee schedule and subsequently reduces them to the allowable amount of payment. We attempt to be competitive by providing superior turn-around time and a quality review process which produces relatively few errors.

•	Independent Medical Examinations. This service provides for the scheduling of independent medical examinations for verification of the medical diagnosis and treatment plan for injured workers. We believe that this service is very competitive because we have assembled a high-quality physician network to provide the members of our groups with objective medical opinions.

•	Medical Case Management/ Utilization Review. Through this service we supplement our claims management services by hiring registered nurses to coordinate communication among claims adjusters, treating physicians and injured workers.
      Currently, nearly all of the income we receive for these services is attributable to our self-insured groups. We have recently hired a vice president of sales and marketing to help to sell these medical bill review and case management services to third parties. Our business strategy includes offering these services to large self-insured entities, insurance companies, self-insured groups and others that require these services.

Brokerage Services for the Groups
      Self-insured groups are required to purchase excess workers’ compensation coverage above certain levels established by state law or regulation or by administrative determination. We act as a broker and place this excess insurance coverage and any required surety bonds for the groups for which we earn commissions. The gross premiums for excess coverage for the groups we manage and our net reinsurance premiums for reinsuring a portion of this excess coverage have increased since Twin Bridges began business in December 2003. Gross premiums for excess coverage placed during any period is the aggregate amount of premiums for excess coverage insurance that the groups we manage will pay under the excess coverage policies written during that period. Our management regards the changes in these amounts as a meaningful indicator of our expected net reinsurance premiums and commission income in the future.
Our Reinsurance Business
      The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Typically, our managed groups purchase excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence. This “excess coverage” purchased by the groups provides them with benefits for losses in excess of the $500,000 per occurrence liability retained by the groups. Our managed groups also purchase what is called “catastrophic coverage” for losses and loss adjustment expenses in excess of $1 million per occurrence. The catastrophic coverage purchased by our managed groups is not subject to a per occurrence limit. In addition, each of our groups also purchases coverage to insure against the risk that a large number of claims will occur and result in losses that are each less than $500,000 and that the aggregate result of such losses could exhaust their resources. This “frequency coverage” is triggered in the event that the aggregate amount of losses and loss adjustment expenses during the coverage period exceeds a range from 90% to 150% of the premiums paid to the groups by their members. If the frequency coverage is triggered, the insurer pays the next $2 million of losses and related loss adjustment expenses of the group during the coverage period. NY Marine & General provides the excess coverage and the frequency coverage insurance for 13 of our 14 groups. Under our reinsurance agreement with NY Marine & General, we reinsure 50% of all of the coverage it provides and receive 50% of the premiums (or our assumed premium) paid to it by these groups. We allow NY Marine & General a ceding commission of 28% of our assumed premium to cover its acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of our assumed premium. The stop loss coverage limits our losses under our reinsurance agreement to 181.16% of our assumed premium, net of the ceding commission and the cost of the stop-loss coverage and the U.S. federal excise tax. Our net reinsurance premiums are comprised of our assumed premiums, net of the 2% fee for the stop-loss coverage. The ceding commission of 28% of our assumed premium and the 1% cost to cover the U.S. federal excise tax are recorded as part of policy acquisition costs. NY Marine & General in turn pays a 20% commission to CRM for any excess coverage placed with NY Marine & General by CRM or CRM CA. We are required to provide NY Marine & General with significant security to secure our reinsurance obligations, which security may consist of a bank-issued letter of credit, a reinsurance trust fund for the benefit of NY Marine & General or cash. The groups purchase the catastrophic coverage for losses above these levels from other insurers. The groups place this excess coverage on different dates during the year, generally on January 1st and April 1st.
      Our agreement with NY Marine & General automatically renews each year unless previously cancelled with 120 days’ notice prior to the anniversary of the effective date of the agreement. This agreement covers the reinsurance of each group which purchases excess coverage from NY Marine & General. If NY Marine & General were to increase the amount of the excess coverage it provides for the groups in the future, we would seek to reinsure NY Marine & General for a 50% pro rata share of the increased level of coverage. In addition, we intend to seek the opportunity to increase the percentage of excess coverage that we reinsure.
      Our Bermuda-based reinsurance operations are managed by Quest Management Services Limited, an independent Bermuda manager. Quest provides certain general and administrative services to Twin Bridges on an hourly time and expense fee basis.

Reserves
      Twin Bridges, our reinsurance subsidiary, is required to establish reserves for losses and loss adjustment expenses under applicable insurance laws and regulations and U.S. GAAP. These reserves are balance sheet liabilities representing estimates of future amounts required to pay losses and loss adjustment expenses for reinsured claims that have occurred at or before the balance sheet date, reported to us or incurred but not yet reported to us. Our policy is to establish these losses and loss adjustment reserves prudently after considering all information known to us as of the date they are recorded.

      Loss reserves fall into two categories: case reserves for reported losses and loss adjustment expenses associated with a specific reported insured claim, and reserves for incurred-but-not-reported, or IBNR, losses and loss adjustment expenses. We have established these two categories of loss reserves as follows:

•	Case reserves — Following the receipt and analysis of a notice of claim, Twin Bridges establishes a case reserve for the estimated amount of its ultimate settlement and its estimated loss adjustment expenses. Twin Bridges establishes case reserves based upon the amount of claims reported and may subsequently supplement or reduce the reserves as our claims department deems necessary.

•	IBNR reserves — An independent actuary estimates and establishes reserves for loss amounts incurred but not yet reported, including expected development of reported claims. These IBNR reserves include estimated loss adjustment expenses. The actuary calculates IBNR reserves by using generally accepted actuarial techniques, relying on the most recent information available, including pricing information, industry information and our historical losses and expenses and revises these reserves for losses and loss adjustment expenses as additional information becomes available and as claims are reported and paid.
      The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses insured pursuant to reinsurance agreements associated with reported claims and claims incurred but not reported which are unpaid at the balance sheet date. The liability is estimated using actuarial studies of individual case-basis validations, statistical analyses and industry data. We believe that our aggregate liability for losses and loss adjustment expenses at year-end represent our best estimate, based upon available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses. Twin Bridges has only been in existence since December 2003, has had limited loss experience and relatively small population of underlying risks, and therefore is exposed to an increased likelihood that actual results may not conform to our estimates. These estimates are also subject to the effects of trends in loss severity and frequency risks, fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in our financial statements.
      Since we have very limited loss development experience, the independent external actuarial specialists that estimate our loss reserves and loss adjustment expenses combine several methods to calculate reserves for unpaid reported losses as well as losses incurred-but-not-reported, or IBNR, reserves. The actuarial methods employed include (i) the paid and incurred loss development method, (ii) the loss ratio method, and (iii) the Bornhuetter-Ferguson method. The Bornhuetter-Ferguson method is a generally accepted actuarial technique that produces expected loss ratios that are implied by actual loss experience and developments. The combination of these three methods has led to a range of estimated total reserves. We believe that the assumptions by the independent external actuarial specialists represent a realistic and appropriate basis for currently estimating our reserves for losses and loss adjustment expenses.
      Reserve estimates and reserving methodologies are reviewed regularly, taking into account all currently known information and updated assumptions related to unknown information. Reserves for losses and loss adjustment expenses established in prior periods are adjusted as claim experience develops and new information becomes available. Any such adjustments are included in income in the period in which they are made. Any adjustments to previously established reserves may significantly impact current period net income by reducing net income if previous period reserve estimates prove to be inadequate and are required to be increased or increasing net income if prior period reserves become overstated and are required to be reduced. We also review the estimate of losses and loss adjustment expenses provided to us by NY Marine & General.
      While we believe that we will be able to make a reasonable estimate of our ultimate losses, we may not be able to predict our ultimate claims experience as reliably as other companies that have had reinsurance operations for a substantial period of time, and we cannot assure you that our actual losses and loss adjustment expenses will not exceed our total reserves.

          Investments
      Currently, our investment portfolio is comprised of short-term U.S. Treasury bills, cash and money market equivalents. Upon the completion of the offering, our board of directors will establish our investment policies and management will implement our investment strategy with the assistance of independent investment managers. We currently intend to retain KeyBank, Smith Barney Citigroup and Wachovia Securities LLC to act as our external investment managers. Our investment guidelines will specify minimum criteria on the overall credit quality, liquidity and risk-return characteristics of our investment portfolio and include limitations on the size of particular holdings, as well as restrictions on investments in different asset classes. The board of directors will monitor our overall investment returns and review compliance with our investment guidelines.
      Our investment strategy seeks to preserve principal and maintain liquidity while trying to maximize total return through a high quality, diversified portfolio. Investment decision making will be guided primarily by the nature and timing of our expected losses and loss adjustment expenses payouts, management’s forecast of our cash flows and the possibility that we will have unexpected cash demands, for example, to satisfy claims due to catastrophic losses. We expect our investment portfolio will consist primarily of highly rated and liquid fixed income securities.
      If we do not structure our investment portfolio so that it is appropriately matched with any of our insurance and reinsurance liabilities, we may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease our asset base, which will adversely affect our ability to conduct business.
Possible Insurance Products
      We intend to explore increasing our fee-based management services business by developing and offering certain non-workers’ compensation property and casualty insurance products to carefully selected members of the groups we manage. Initially, we would offer these products as a broker through unrelated U.S. admitted insurers. We will carefully select the members of our groups to which we offer these additional insurance products by analyzing the workers’ compensation loss experiences of these members as well as other relevant factors. We believe that our ability to offer these additional insurance products to members of our groups will enable us to compete more effectively with commercial insurers that provide property and casualty insurance products together with workers’ compensation insurance as a comprehensive package.
      The experience of our management team includes significant expertise in underwriting and marketing these additional insurance products, and we believe that there is a demand for these products by members of our groups. If we develop and offer these additional insurance products, Twin Bridges may consider reinsuring a portion of the risk assumed by the U.S. admitted insurers that underwrite the products.
      Our assessment of these insurance products is in the early stages, and there can be no assurance that we will successfully develop or market any of these insurance products or that Twin Bridges will be offered the opportunity to reinsure any of the risks of the U.S. admitted insurers that may provide this insurance. Nevertheless, we anticipate that we will need to devote management time and working capital resources to complete our assessment of these opportunities and to implement the strategy, if any, that we adopt. Furthermore, in the event we develop and offer these insurance products, and Twin Bridges reinsures a portion of the resulting risk, Twin Bridges will be subject to potential additional losses and loss adjustment expenses.
Competition
      We and the groups we manage compete with many companies in the workers’ compensation insurance business. These competitors include:

•	the state funds in New York and California;

•	specialty, regional and major insurers in New York, such as American International Group, Inc., Chubb Group of Insurance Companies, Zurich Financial Services, Utica National Insurance Group,

Greater New York Mutual Insurance Company, Travelers Insurance Group Holdings Inc., Liberty Mutual Insurance Company and Hartford Financial Services Group Inc, and in California, such as Employers Direct Insurance Company, Redwood Fire & Casualty Insurance Co., Republic Companies Group, Inc., Redlands Insurance Co., St. Paul Travelers, Zenith National Insurance Corp, National Liability and Fire Insurance Company, Preferred Employers, SeaBright Insurance Company, CompWest Insurance Company, Employers Compensation Insurance Company of California, Everest Insurance Company, American International Group, Inc., Chubb Group of Insurance Companies, ICW Group and The Hartford Financial Services Group, Inc., and

•	groups managed by other group administrators, such as First Cardinal Corporation and New York Compensation Managers, Inc. in New York and Bickman Risk Services in California.

      Many of the insurance companies listed above have more capital, name and brand recognition, marketing and management resources than we or the groups we manage have. Many of our competitors have offered, and may continue to offer, workers’ compensation insurance combined with other insurance coverage. Some of our competitors offer workers’ compensation insurance on a multi-state basis. Competition in our industry is very intense and from time to time results in a significant reduction in premiums for workers’ compensation insurance, and we may be competitively disadvantaged because key group members may be obliged or inclined to purchase packaged products or multi-state workers’ compensation coverage from our competitors in order to receive favorable rates for other types of liability coverage or because our competitors offer superior premium rates or policy terms. We cannot assure you that we will be able to implement our business strategy in a manner that will allow us to be competitive. Increased competition could reduce the ability of our groups to attract new members and retain existing members and would adversely impact the groups we manage and our business, financial condition and results of operations.
Ratings
      Ratings by independent agencies are an important factor in establishing the competitive position of commercial insurance and reinsurance companies. Rating organizations continually review the financial positions of insurers. Standard & Poors, or S&P, maintains a letter scale rating system ranging from “AAA” (Extremely Strong) to “R” (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from “A++” (Superior) to “F” (in liquidation). The objective of S&P and A.M. Best’s ratings systems is to provide an opinion of an insurer’s or reinsurer’s financial strength and ability to meet ongoing obligations to its policyholders. Unlike commercial insurers and reinsurers, workers’ compensation groups do not generally obtain ratings from S&P or A.M. Best. We do not believe that the small to mid-sized companies buying workers’ compensation from self-insured groups, such as the ones we manage, give any material consideration to the lack of ratings of these groups. Rather they rely on the management and boards of directors of these groups, the excess coverage obtained by the groups and the joint and several liability of the members of the groups as security for their coverage. Twin Bridges has not been affected by its lack of a rating with respect to its reinsurance with NY Marine & General, which is currently rated “A” by A.M. Best, the insurer that provides excess coverage insurance to 13 of the 14 groups we manage, since we believe that NY Marine & General relies primarily on the security provided by Twin Bridges in the form of letters of credit.
Employees
      As of September 14, 2005, we employed approximately 154 full-time employees and 7 part-time employees. The number of employees in each of our subsidiaries as of September 14, 2005 was as follows:

CRM	117
CRM CA	16
Eimar	28

      We have the following number of employees performing the following functions as of September 14, 2005:

Employees

Administrative	52
Managers	13
Claims Management	40
Risk Assessment and Loss Control Services	10
Sales and Marketing	5
Underwriting	16
Medical Bill Review and Case Management	25

Total	161

      We expect that we will continue to hire additional employees as we expand our business. We believe that our relations with our employees are good. None of our employees is subject to a collective bargaining agreement.
Properties
      Our U.S. operations are currently headquartered in Poughkeepsie, New York at one location, which contains approximately 8,000 square feet. The initial term of the lease for these premises expires around March, 2007, with an option to extend the lease term for two additional five-year terms. The annual lease payments for these offices are approximately $155,000.
      Eimar maintains office space in Poughkeepsie, New York. The offices consist of approximately 1,400 square feet and the term of the lease expires on December 31, 2005. The annual lease payments for these premises are approximately $21,000. One of the lessors under this lease is Daniel G. Hickey, Sr., who is a director and one of our shareholders and is the father of Daniel G. Hickey, Jr., who is a Co-Chief Executive Officer and the Chairman of our Board of Directors. See “Certain Relationships and Related Transactions.”
      CRM currently leases office space in Hyde Park, New York, consisting of approximately 7,000 square feet with additional parking space. The lease expires on October 1, 2009. The annual lease payments for these premises are approximately $120,000.
      We have executed a lease for approximately 26,400 rentable square feet with parking space located in Poughkeepsie, New York for a building that is currently under construction. The term of the lease will commence March 1, 2007 or such later date on which the construction is substantially complete and the building is available for occupancy. The lease term is fifteen years with options to renew for two additional 5 year terms. Annual lease payments are $924,000 in the first five years, $1,016,400 in years five through ten, $1,118,040 in years ten through fifteen, $1,257,696 in the first renewal term and $1,415,040 in the second. The lease also provides for an option to purchase the building. The option is exercisable 120 days prior to the anticipated occupancy of the building under the lease. The option price is approximately $3,500,000 plus all documented out-of-pocket construction costs after May 1, 2005. If we fail to exercise this initial option, we have an additional option to purchase the building during the first two years of our lease for the fair market value of the property, which will not be less than $3,500,000 plus the costs incurred by the landlord in developing and constructing the building.
      CRM CA has executed leases for office space in Roseville and Irvine, California. The annual lease payments for these office spaces are approximately $87,000 in the aggregate.
      We believe that the premises under construction in Poughkeepsie facilities and our space in California are sufficient for our foreseeable needs.

Legal Proceedings
      In April, 2005, Cornerstone Program Management & Insurance Services, Inc., or Cornerstone, one of its affiliates and their principals sued CRM, CRM CA and Contractors Access Group of California, Inc., or CAP in the Superior Court of California, Orange County, Case No. 05CC04720. In May 2005, the plaintiffs dropped Cornerstone’s affiliate as a plaintiff and CAP as a defendant. The amended complaint alleges that in November 2004, CRM wrongfully caused Cornerstone to be terminated as general agent for a workers’ compensation self-insured group for California contractors, and wrongfully assumed Cornerstone’s responsibilities under that program. Cornerstone also alleges that CRM had falsely accused Cornerstone and its principals of wrongfully diverting money and of other wrongful conduct. The amended complaint alleges six claims. None of the claims seeks a specific amount of damages. CRM intends to defend the litigation vigorously and has asserted counterclaims against Cornerstone and others for breach of contract, fraud and intentional interference with economic advantage and alleging that Cornerstone had wrongfully used confidential information it had received from CRM to establish a workers’ compensation self-insurance program for California automobile dealers. No trial date has been scheduled as yet.
      CRM loaned Cornerstone and its principals $468,782.82, to be used by them as working capital, of which $371,758.55 remains outstanding. The borrowers failed to make timely installment payments due under the working capital loan commencing March 15, 2005 and CRM has declared the loan in default and immediately due and payable in full and brought an action against the borrowers for collection. On July 15, 2005, CRM sued to recover the debt in the federal court in the Central District of California. CRM is currently awaiting the defendants’ answer to its amended complaint.
      On December 29, 2004 H.F.C.A. Associates Corp. and 17 related companies, all of which were members or former members of the Healthcare Industry Trust of New York or HITNY, sued HITNY and CRM in the Supreme Court of the State of New York, Ulster County, Case No. 4133/04, alleging, among other things, that the defendants had improperly terminated their membership in HITNY and failed to process claims on their behalf. The plaintiffs also alleged that CRM had engaged in self dealing and had committed a breach of fiduciary duties owed to them in connection with the placement of reinsurance for the members of HITNY. The complaint asks for damages of $1 million against both defendants, and a judgment that the plaintiffs did not owe HITNY the outstanding premium for which they had been invoiced.
      HITNY answered the complaint, denying the plaintiffs’ material allegations. HITNY alleged that the plaintiffs’ membership had been properly terminated and asserted a counterclaim against the plaintiffs in the amount of $107,000 for unpaid premium. HITNY also asserted a claim against CRM alleging generally that if the plaintiffs suffered any damages they were caused by CRM’s actions or wrongdoing.
      CRM answered the complaint, denying the plaintiffs’ material allegations, including the allegations of self dealing and breach of fiduciary duty, and asserting a claim based on breach of contract and contribution against HITNY for whatever damages the plaintiffs may recover from CRM.
      This litigation is in its early stages; the parties have not yet exchanged any responses to discovery demands.
      Other than the foregoing, we are not a party to any material litigation.

REGULATION
General
      The business of insurance and reinsurance is regulated in most countries, although the degree and type of regulation varies significantly from one jurisdiction to another. Our reinsurance business is subject to direct regulation in Bermuda, although this regulation is less pervasive than regulations applicable to primary insurers. The groups we manage in New York and California are subject to extensive financial regulation under applicable statutes in those jurisdiction.
Bermuda Regulation
      As a holding company, CRM Holdings is not subject to insurance regulations in Bermuda.
      Twin Bridges is subject to regulation under the Insurance Act 1978 and its related regulations, or the Bermuda Insurance Act, which provides that no person may carry on any insurance business in or from or within Bermuda unless registered as an insurer under the Bermuda Insurance Act by the BMA, which is the regulatory body responsible for the day-to-day supervision of insurers. Under the Bermuda Insurance Act, insurance business includes reinsurance business. The BMA, in deciding whether to register a company as an insurer, has broad discretion to act as the BMA thinks fit in the public interest. The BMA is required by the Bermuda Insurance Act to determine whether the applicant is a fit and proper body to be engaged in the insurance business and, in particular, whether it has, or has available to it, adequate knowledge and expertise. The registration of an applicant as an insurer is subject to its complying with the terms of its registration and such other conditions as the BMA may impose from time to time. The BMA issues four types of general business insurance licenses (Class 1, Class 2, Class 3 and Class 4). A Class 3 license allows a company to underwrite third party risks. Twin Bridges was registered under the Bermuda Insurance Act as a Class 3 insurer in December 2003.
      A Bermuda insurance advisory committee appointed by the Bermuda Minister of Finance advises the BMA on matters connected with the discharge of the BMA’s functions and sub-committees thereof supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures.
      The Bermuda Insurance Act imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants to the BMA powers to supervise, investigate and intervene in the affairs of insurance companies. Certain significant aspects of the Bermuda insurance regulatory framework are set forth below.
      The BMA has recently moved to a risk based approach when it comes to licensing and supervising insurance companies in Bermuda. As part of the BMA’s risk based system, an assessment of the inherit risks within each particular class of insurer is utilized in the first instance to determine the limitations and specific requirements which may be imposed. Thereafter the BMA keeps its analysis of relative risk within individual institutions under review on an ongoing basis, including through scrutiny of regular audited statutory financial statements, and, as appropriate, meeting with senior management during onsite visits. The initial meetings with senior management and any proposed onsite visit will primarily focus, upon companies that are licensed as Class 3 and Class 4 insurers. The BMA has also recently adopted guidance notes, or the Bermuda Guidance Notes, in order to ensure those operating in Bermuda have a good understanding of the nature of the requirements of, and the BMA’s approach in implementing, the Bermuda Insurance Act.

Classification of Insurers
      The Bermuda Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business; with Class 4 insurers are subject to the strictest regulation. Twin Bridges is registered as a Class 3 insurer. We do not intend, at this time, to obtain a license for Twin Bridges to carry on long-term business. Long-term business includes life insurance and disability insurance with terms in excess of five years. General business broadly includes all types of insurance that is not long-term business.

Cancellation of Insurer’s Registration
      An insurer’s registration may be canceled by the BMA on certain grounds specified in the Bermuda Insurance Act, including failure of the insurer to comply with its obligations under the Bermuda Insurance Act or if, in the opinion of the BMA, the insurer has not been carrying on business in accordance with sound insurance principles.

Principal Representative
      An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Bermuda Insurance Act, the principal office of Twin Bridges is at our principal executive offices in Bermuda, and Twin Bridges’ principal representative is Quest Management Services Limited. Without a reason acceptable to the BMA, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days’ notice in writing to the BMA is given of the intention to do so. It is the duty of the principal representative to notify the BMA forthwith of his reaching the view that there is a likelihood of the insurer for which the principal representative acts becoming insolvent or that a reportable “event” has, to the principal representative’s knowledge, occurred or is believed to have occurred, and within fourteen days of such notification, to make a report in writing to the BMA setting out all the particulars of the case that are available to the principal representative. Examples of such a reportable “event” include failure by the insurer to comply substantially with a condition imposed upon the insurer by the BMA relating to a solvency margin or liquidity or other ratio.

Independent Approved Auditor
      Every registered insurer must appoint an independent auditor approved by the BMA which we refer to as an approved auditor who will annually audit and report on the statutory financial statements, solvency certificate and declaration of statutory ratios. The statutory financial statements and the statutory financial return of the insurer, in the case of Twin Bridges, will be required to be filed annually with the BMA. The approved auditor of Twin Bridges may be the same person or firm which audits Twin Bridges’ statutory financial statements and statutory financial returns. Twin Bridges’ approved auditor is currently PriceWaterhouseCoopers.

Loss Reserve Specialist
      As a registered Class 3 insurer, Twin Bridges will be required to submit annually an opinion of a loss reserve specialist, who must be approved by the BMA, with its statutory financial return and statutory financial statement in respect of its loss and loss adjustment expense provisions. We have appointed Simon Lambert, FIA, MAA, as our qualified loss reserve specialist.

Statutory Financial Statements
      Twin Bridges is required to file with the BMA statutory financial statements no later than four months after its financial year end (unless specifically extended). The Bermuda Insurance Act prescribes rules for the preparation and form of such statutory financial statements (which include, in statutory form, a balance sheet, an income statement, a statement of capital and surplus and notes thereto). The insurer is required to give detailed information and analyses regarding premiums, claims, reinsurance and investments. The statutory financial statements are not prepared in accordance with U.S. generally accepted accounting principles and are distinct from the financial statements prepared for presentation to the insurer’s shareholders under the Companies Act, which financial statements will be prepared in accordance with U.S. generally accepted accounting principles. Twin Bridges, as a general business insurer, is required to submit the annual statutory financial statements as part of the annual statutory financial return. The statutory financial statements and the statutory financial return are retained by the BMA and do not form part of the public records.

Annual Statutory Financial Return
      Twin Bridges is required to file with the BMA a statutory financial return no later than four months after its financial year end (unless specifically extended). The statutory financial return for a Class 3 insurer includes, among other matters, a report of the approved auditor on the statutory financial statements of such insurer, the solvency certificates, the declaration of statutory ratios, the statutory financial statements and the opinion of the approved loss reserve specialist. The solvency certificates must be signed by the principal representative and at least two directors of the insurer who are required to certify, among other matters, whether the minimum solvency margin has been met and whether the insurer complied with the conditions attached to its certificate of registration. The approved auditor is required to state whether in its opinion it was reasonable for the directors to so certify. Where an insurer’s accounts have been audited for any purpose other than compliance with the Bermuda Insurance Act, a statement to that effect must be filed with the statutory financial return.

Solvency Margin and Restrictions on Dividends and Distributions
      Under the Bermuda Insurance Act, the value of the general business assets of a Class 3 insurer must exceed the amount of its general business liabilities by an amount greater than the prescribed solvency margin. Twin Bridges is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A)	$1,000,000

(B)	Net Premium Written (“NPW”)	Prescribed Amount

	Up to $6,000,000	20% of NPW

	Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPW exceeds $6,000,000 in that year; and

(C)	15% of the aggregate of the insurer’s loss expense provisions and other general business insurance reserves.
Generally, net premium written equals gross premium written after deduction of any premium ceded by the insurer for reinsurance.
      Twin Bridges is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Twin Bridges will be prohibited, without the approval of the BMA, from declaring or paying any dividends during the next financial year. Twin Bridges is prohibited, without the approval of the BMA, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements, and any application for such approval shall provide such information as the BMA may require. In addition, if Twin Bridges at any time fails to meet its solvency margin, it will be required, within 30 days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the BMA a written report containing certain information as outlined in the Bermuda Insurance Act.
      Additionally, under the Companies Act, Twin Bridges may not declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or if the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Minimum Liquidity Ratio
      The Bermuda Insurance Act provides a minimum liquidity ratio for general business insurers. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on mortgage loans on real estate, investment income due and accrued, accounts and premiums receivable, reinsurance balances receivable and funds held by ceding reinsurers. There are certain categories of assets which, unless specifically permitted by the BMA, do not automatically qualify as relevant assets, such as unquoted equity securities, investments in and advances to affiliates and real estate and collateral loans. The relevant liabilities are total general business insurance reserves and total other liabilities less deferred income tax and sundry liabilities and letters of credit, guarantees and other instruments (by interpretation, those not specifically defined).

Supervision, Investigation and Intervention
      The BMA may appoint an inspector with extensive powers to investigate the affairs of an insurer if the BMA believes that an investigation is required in the interest of the insurer’s policyholders or persons who may become policyholders. In order to verify or supplement information otherwise provided to the BMA, the BMA may direct an insurer to produce documents or information relating to matters connected with the insurer’s business.
      If it appears to the BMA that there is a risk of the insurer becoming insolvent, or that it is in breach of the Bermuda Insurance Act or any conditions imposed upon its registration, the BMA may, among other things, direct the insurer:

•	not to take on any new insurance business;

•	not to vary any insurance contract if the effect would be to increase the insurer’s liabilities;

•	not to make certain investments;

•	to realize certain investments;

•	to maintain in, or transfer to the custody of, a specified bank, certain assets;

•	not to declare or pay any dividends or other distributions or to restrict the making of such payments; and/or

•	to limit its premium income.

Disclosure of Information
      In addition to powers under the Bermuda Insurance Act to investigate the affairs of an insurer, the BMA may require the insurer (or certain other persons) to produce certain information to it. Further, the BMA has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the BMA must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the BMA must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Bermuda Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Bermuda Guidance Notes
      The Insurance Amendment Act 2004, or the Amendment Act, authorized the BMA to issue guidance notes, which we refer to as the Bermuda Guidance Notes, on the application of the Insurance Act in respect of the duties, requirements and standards to be complied with by persons registered under the Bermuda Insurance Act or otherwise regulated under it and the procedures and sound principles to be observed by such persons and by auditors, principal representatives and loss reserve specialists. In March 2005, the BMA issued the Bermuda Guidance Notes through its web site at www.bma.bm, which provides guidance on, among other things, the roles of the principal representative, approved auditor, and approved actuary and corporate governance for Bermuda insurers. The BMA has stated that the Bermuda Guidance Notes should be understood as reflecting the minimum standard that the BMA expects insurers such as Twin Bridges and other relevant parties to observe at all times. With respect to the regulatory changes brought about by the Amendment Act and which are referenced in the Bermuda Guidance Notes, parties must take immediate steps to ensure they are in compliance with the same. In relation to other matters contained in the Bermuda Guidance Notes, the BMA encourages insurers and other relevant parties to come into compliance as soon as possible and, in any event, no later than 31st December 2005 or a later date as may be agreed with the BMA in a particular case.

Certain other Considerations
      Although CRM Holdings is incorporated in Bermuda, we are classified by the BMA as a non-resident of Bermuda for exchange control purposes. As a result, we may engage in transactions in currencies other than Bermuda dollars and there are no restrictions on its ability to transfer funds (other than funds denominated in Bermuda dollars) in and out of Bermuda or to pay dividends to U.S. residents who are holders of its common shares.
      Under Bermuda law, exempted companies are companies formed with the ability to conduct business outside Bermuda from a principal place of business in Bermuda. As “exempted” companies, neither we, nor our subsidiary Twin Bridges may, without the express authorization of the Bermuda legislature or under a license or consent granted by the Minister of Finance, participate in certain business transactions, including:

•	the acquisition or holding of land in Bermuda (except land held by way of lease or tenancy agreement which is required for its business and held for a term not exceeding 50 years, or which is used to provide accommodation or recreational facilities for its officers and employees and held with the consent of the Bermuda Minister of Finance, for a term not exceeding 21 years);

•	(subject to certain provisos) the taking of mortgages on land in Bermuda to secure an amount in excess of $50,000 (or whereby any such mortgage shall together with any other principal sum or sums received by any other mortgage or mortgages held by such company from the same mortgagor or mortgagors exceed the sum of $50,000);

•	to acquire any bonds, or debentures secured on any land in Bermuda, except bonds or debentures issued by the Government of Bermuda or a public authority of Bermuda; or

•	the carrying on of business of any kind or type for which it is not licensed in Bermuda, except in certain limited circumstances such as doing business with another exempted undertaking in furtherance of CRM Holdings’ or Twin Bridges’ business carried on outside Bermuda.
      Twin Bridges is a licensed insurer in Bermuda, and it is expected that it will be able to carry on activities from Bermuda that are related to and in support of its insurance business in accordance with its license.
      Shares may be offered or sold in Bermuda only in compliance with the provisions of the Investment Business Act of 2003, and the Exchange Control Act 1972, and related regulations of Bermuda which regulate the sale of securities in Bermuda. In addition, specific permission is required from the BMA, pursuant to the provisions of the Exchange Control Act 1972 and related regulations, for all issuances and transfers of securities of Bermuda companies, other than in cases where the BMA has granted a general permission. The BMA in its policy dated June 1, 2005 provides that where any equity securities, including our common shares, of a Bermuda company are listed on an appointed stock exchange, general permission is given for the issue and subsequent transfer of any securities of a company from and/or to a non-resident, for as long as any equities securities of such company remain so listed. The Nasdaq National Market is deemed to be an appointed stock exchange under Bermuda law. Notwithstanding the above general permission, the BMA has granted CRM Holdings permission to, subject to the common shares in CRM Holdings being listed on an appointed stock exchange, issue, grant, create, sale and transfer any of CRM Holdings’ shares, stock, bonds, notes (other than promissory notes), debentures, debenture stock, units under a unit trust scheme, shares in an oil royalty, options, warrants, coupons, rights and depository receipts, or collectively the Securities, to and among persons who are either resident or non-resident of Bermuda for exchange control purposes, whether or not the Securities are listed on an appointed stock exchange. The BMA and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements made or opinions expressed in this prospectus.
      Under Bermuda law, there are no restrictions on the degree of foreign ownership, neither we nor our subsidiary Twin Bridges are currently subject to taxes computed on profits or income or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax or to any foreign exchange controls in Bermuda. See “Material Tax Considerations — Certain Bermuda Tax Considerations.”
      Under Bermuda law, non-Bermudians (other than spouses of Bermudians and permanent residents) may not engage in any gainful occupation in Bermuda without a work permit issued by the Bermuda Department of Immigration. Such work permits may be granted or extended upon showing that, after proper public advertisement, no Bermudian, or spouse of a Bermudian or individual holding a permanent resident certificate is available who meets the minimum standards for the advertised position. None of our executive officers is a Bermudian, and all such officers will be working in Bermuda under work permits. In April 2001, the Bermuda government announced a policy that places a six-year term limit on individuals with work permits, subject to certain exceptions for key employees. We expect to employ primarily non-Bermudians.
U.S. State and Federal Regulation

Credit for Reinsurance
      Self-insured groups are required to purchase excess workers’ compensation coverage from an admitted insurer to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. NY Marine & General and other insurers provide this coverage and we provide reinsurance to NY Marine & General for a portion of its coverage, through our subsidiary Twin Bridges.
      Admitted insurers, such as NY Marine & General, ordinarily will enter into a reinsurance agreement only if it can obtain credit for the reinsurance ceded on its statutory financial statements. In general, credit for reinsurance is allowed in the following circumstances:

•	if the reinsurer is licensed in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	if the reinsurer is an “accredited” or otherwise approved reinsurer in the state in which the primary insurer is domiciled or, in some instances, in certain states in which the primary insurer is licensed;

•	in some instances, if the reinsurer (a) is domiciled in a state that is deemed to have substantially similar credit for reinsurance standards as the state in which the primary insurer is domiciled and (b) meets financial requirements; or

•	if none of the above apply, to the extent that the reinsurance obligations of the reinsurer are secured appropriately, typically through the posting of a letter of credit for the benefit of the primary insurer or the deposit of assets into a trust fund established for the benefit of the primary insurer.
      Because Twin Bridges is not licensed, accredited or otherwise approved by or domiciled in any state in the United States, a U.S. admitted insurer, such as NY Marine & General, is generally only willing to cede business to us if we provide adequate security to allow it to take credit on its balance sheet for the reinsurance it purchases. We are only able to provide adequate security, typically through the posting of a letter of credit or deposit of assets into a security fund for the benefit of the U.S. admitted insurer, if we have in place a letter of credit facility or are otherwise able to provide necessary security. We currently have a facility with KeyBank National Association and informal arrangements with KeyBank and Smith Barney Citigroup, and through these arrangements we provide NY Marine & General with letters of credit as security for our aggregate liability under our reinsurance agreement with NY Marine & General. If we fail to maintain an adequate letter of credit facility on terms acceptable to us and are unable to otherwise provide the necessary security, insurance companies, such as NY Marine & General, may be unwilling to reinsure with us.

Operations of Twin Bridges
      Twin Bridges is not licensed or admitted to do business in the United States. The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to do business within such jurisdictions. We do not intend to allow Twin Bridges to maintain an office or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction without a license, unless it can do so subject to an exemption from the licensing requirement or as an approved or accredited surplus lines insurer. We intend to operate Twin Bridges in compliance with the U.S. state and federal laws, however, it is possible that a U.S. regulatory agency may raise inquiries or challenges to this subsidiary’s insurance and reinsurance activities in the future. If Twin Bridges fails to respond to such inquiries or challenges in a manner that satisfies the regulatory agency, they may take legal or administrative action against Twin Bridges. Such action may have a material adverse effect on our reputation, business and financial condition.
Federal Regulation

Gramm Leach Bailey Act
      The Gramm Leach Bailey Act, or GLBA, which made fundamental changes in the regulation of the financial services industry in the United States was enacted on November 12, 1999. The GLBA permits the transformation of the already converging banking, insurance and securities industries by permitting mergers that combine commercial banks, insurers and securities firms under one holding company, a “financial holding company.” Bank holding companies and other entities that qualify and elect to be treated as financial holding companies may engage in activities, and acquire companies engaged in activities, that are “financial” in nature or “incidental” or “complementary” to such financial activities. Such financial activities include acting as principal, agent or broker in the underwriting and sale of life, property, casualty and other forms of insurance and annuities.
      Until the passage of the GLBA, the Glass-Steagall Act of 1933 had limited the ability of banks to engage in securities-related businesses, and the Bank Holding Company Act of 1956, as amended had restricted banks from being affiliated with insurers. With the passage of the GLBA, among other things, bank holding companies may acquire insurers, and insurance holding companies may acquire banks. The ability of banks to affiliate with insurers may materially and adversely affect our U.S. subsidiaries’ business and financial condition by substantially increasing the number, size and financial strength of potential competitors.
New York and California Regulation
      The groups we manage in New York and California are subject to state law and regulation by workers’ compensation boards or similar authorities in the states in which they operate. As part of our fee-based management services, we assist the groups we manage in complying with these laws and regulations. In addition, we become subject to these same laws and regulations arising from our activities in forming and marketing these self-insured groups.
      Although such requirements vary from state to state, each self-insured group must generally meet certain minimum requirements including:

•	each group must be composed of employers in the same industry, all of which must be located in a single state;

•	the members of a group must have and maintain a minimum aggregate net worth; and

•	the members of a group must have and maintain a minimum aggregate annual payroll.
      As we form new groups, we must submit a comprehensive application to the state regulatory agencies. These applications must include, among other things, the following information:

•	current payroll reports for each member of the proposed group;

•	a description of the proposed safety program for the proposed group;

•	an actuarial feasibility study directed and certified by an independent qualified actuary; and

•	a report identifying the projected rate of contribution and assessments to be paid by each member for the first year of the proposed group’s operations.

      In addition, in connection with the formation of a new self-insured group, each new group will be required to deposit with the applicable regulatory agency securities, surety bonds or irrevocable letters of credit which may be liquidated by the regulatory agency in the event that the group is unable to pay its liabilities.
      After a group is formed, it is subject to a number of regulations with respect to its operations. Pursuant to these regulations, each group:

•	must receive prior approval from the applicable state regulatory agency prior to admitting a new member;

•	is required to purchase excess workers’ compensation coverage to cover loss above levels established by the applicable state regulatory agency;

•	must follow mandatory guidelines with respect to the investment of the funds collected by the group and must follow additional guidelines with respect to the use of the funds;

•	is subject to periodic audit and review of the group’s financial statements and contribution rates by the applicable regulatory agency; and

•	must maintain assets in an amount which exceeds its liabilities.
      In the event that a group is unable to maintain assets in an amount which exceeds its liabilities, the group may be limited in the amount of new members that it may add, may be required to assess its members in order to remedy such deficiency, deposit additional security with the applicable regulatory agency or, in certain circumstances, be dissolved.
      Each group is also subject to periodic reporting and disclosure requirements and must file with the applicable regulatory agency audited financial statements, actuarial reports and payroll reports. In California, the self-insured groups are required to periodically submit audited or reviewed financial statements of their members.
      Both we and the groups we manage are subject to certain disclosure requirements and other regulations with respect to the solicitation of new members and the preparation of marketing material with respect to the groups.
      We are licensed by the New York Workers’ Compensation Board as a third party claims administrator in New York. Under California law, we are not permitted to manage the claims of the groups we manage in California. Therefore, our groups in California contract with an independent third party administrator to perform this task.
      These regulations are undergoing review and we believe that these regulations will likely change in both New York and California.
Legislative and Regulatory Proposals
      From time to time, various regulatory and legislative changes have been proposed in the insurance and reinsurance industry. These proposals have included the possible introduction of federal regulation in addition to, or in lieu of, the current system of state regulation of insurers. Federal legislation is also being discussed that would require all states to adopt uniform standards relating to the regulation of products, licensing, rates and market conduct. We are unable to predict whether any of these or other proposed laws and regulations will be adopted, the form in which any such laws and regulations would be adopted, or the effect, if any, these developments would have on our operations and financial condition.

MANAGEMENT
      The following table sets forth certain information regarding our executive officers and directors.

Name	Age	Title

Daniel G. Hickey, Jr.	38	Co-Chief Executive Officer and Chairman of the Board
Martin D. Rakoff	41	Co-Chief Executive Officer and Deputy Chairman of the Board
Louis J. Viglotti, Esq.	49	General Counsel
Chester J. Walczyk	50	Chief Operating Officer
James J. Scardino	52	Chief Financial Officer
Daniel G. Hickey, Sr.	61	Director
David M. Birsner	38	Director
Philip J. Magnarella	68	Director
Louis Rosner, Esq.	57	Director
Sal Patafio	61	Director
      Daniel G. Hickey, Jr. — Co-Chief Executive Officer and Chairman of the Board. Mr. Hickey has served as our Co-Chief Executive Officer and Chairman of the Board since September 2005, and has served as President of CRM since its formation in 1999. He also has served as President of Eimar and CRM CA, since 2001 and 2003, respectively, and as Chairman of the Board of Twin Bridges since 2003. Mr. Hickey has over 10 years of experience with workers’ compensation insurance as well as experience with the broker community and property and casualty insurance. Mr. Hickey graduated from Northeastern University with a B.A. in Finance (with concentrations in insurance and investments). Daniel G. Hickey, Jr. is the son of Daniel G. Hickey, Sr., who is a director of the Company.
      Martin D. Rakoff — Co-Chief Executive Officer and Deputy Chairman of the Board. Mr. Rakoff has served as our Co-Chief Executive Officer and Deputy Chairman of the Board since September 2005, and has served as Chief Executive Officer of CRM since its formation in 1999. He also has served as Chief Executive Officer of Eimar and CRM CA since 2000 and 2003, respectively, and as Deputy Chairman of the Board of Twin Bridges since 2003. He began his career in 1984, as a national administrator and has since developed significant experience working in claims administration. Mr. Rakoff graduated from Temple University with a B.A. in Journalism.
      Louis J. Viglotti, Esq. — General Counsel. Mr. Viglotti has served as our General Counsel since September, 2005 and has served as General Counsel of CRM since 2001, and has served as General Counsel of Eimar and CRM CA since 2001 and 2003, respectively. He also has served as a Director of Twin Bridges since 2003. Mr. Viglotti has over 20 years of legal experience. Prior to 2001, he was a partner in the law firm of Vergilis, Stenger, Roberts, Pergament & Viglotti in Poughkeepsie, New York, and he continues to be associated with such firm as a contract attorney. Mr. Viglotti graduated from Marist College, with a B.A. in Pre-Law and holds a J.D. from Pace University School of Law.
      Chester J. Walczyk — Chief Operating Officer. Mr. Walczyk has served as our Chief Operating Officer since September 2005 and has served as Vice President of Loss Control of CRM from 2000 to January 2003, when he was promoted to Senior Vice President of Loss Control and Risk Management, which position he also held with regard to CRM CA from October 2003. In November 2004, he became Chief Operating Officer of CRM CA. In July 2005, he became Chief Operating Officer of CRM. Mr. Walczyk began his career in the industry in 1980 as a Loss Control Consultant. Mr. Walczyk holds the professional designation of Associate in Risk Management (ARM) and has significant experience in the areas of risk management, underwriting, product development and marketing, which he has used to develop and present training seminars throughout the country. Mr. Walczyk graduated from the State University of New York at Buffalo with a B.S. in Industrial Technology.

      James J. Scardino — Chief Financial Officer. Mr. Scardino has served as our Chief Financial Officer since September 2005 and has served as Senior Vice President and Chief Financial Officer of CRM since August 2005. From 2003 to 2005, Mr. Scardino held the position of Senior Vice President, Finance with RSC Insurance Brokerage, Inc., where his responsibilities included financial management. From March 2000 until May 2003, Mr. Scardino was Executive Vice President of Allied American Insurance Agency, Inc., where he was responsible for program management. Mr. Scardino graduated from the University of California, Berkeley with a B.A. in Anthropology and holds an M.B.A. from the Tuck School of Business at Dartmouth College.
      Daniel G. Hickey, Sr. — Director. Mr. Hickey has served as a member of our board of directors since September 2005. He also has served as a Director of Twin Bridges since 2003. Mr. Hickey has served as President of Hickey-Finn and Company, Inc., an insurance brokerage firm, since 1980, where his responsibilities have involved sales and management functions. Mr. Hickey graduated from Marist College with a B.A. in Psychology. Daniel G. Hickey, Sr. is the father of Daniel G. Hickey, Jr., who is our Co-Chief Executive Officer and Chairman of the Board.
      David M. Birsner — Director. Mr. Birsner has served as a member of our board of directors since September 2005. Since 1996, Mr. Birsner has served as an insurance broker for and a member of the board of directors of Hickey-Finn and Company, Inc., where his responsibilities have involved insurance sales and service. Mr. Birsner graduated from Siena College with a B.A. in Marketing.
      Philip J. Magnarella — Director. Mr. Magnarella has served as a member of our board of directors since September 2005. Mr. Magnarella has significant experience working in various areas of education. From 1994 until 2004, Mr. Magnarella held various administrative and consulting positions with the Moore County Schools in Carthage North Carolina. From 2000 until 2004, Mr. Magnarella was also a program evaluator for Sandhills Community College and Hoke County Schools, both in North Carolina. Mr. Magnarella graduated from the State University College at Buffalo with a B.S. degree in Industrial Arts Education and holds an M.Ed from the State University New York at Buffalo in Counseling and Guidance, a CAS from the State University College, New Paltz, a N.Y. in Education Administration, and an Ed.D from Columbia University, New York, N.Y. in Education Administration.
      Louis Rosner, Esq. — Director. Mr. Rosner has served as a member of our board of directors since September 2005. Mr. Rosner has been involved in the private practice of law, concentrating in employment, labor relations and related business matters, since 1981. Prior to such time he was a Board Attorney and Litigation Specialist with the National Labor Relations Board. Mr. Rosner graduated from Cornell University with a B.S. degree and holds a J.D. from Antioch School of Law.
      Sal Patafio — Director. Mr. Patafio has served as a member of our board of directors since September 2005. Mr. Patafio has extensive experience in various aspects of human resources. Mr. Patafio has served as Human Resources Manager, Commercial Alliances at IBM Corporation since July 2004. From 2002 until 2004, Mr. Patafio held the position of Manager of Human Resources at Micron Technology. For more than five years prior to 2002, Mr. Patafio was a Human Resources Consultant at Dominion Semiconductor L.L.C. Mr. Patafio graduated from the University of Bridgeport with a B.S. in Industrial and Labor Relations.

Executive Compensation
      The following table sets forth certain information concerning the compensation of our co-chief executive officers and each of our other executive officers who earned over $100,000 for the year ended December 31, 2004. These individuals are collectively referred to as the “Named Executive Officers”. The compensation set forth below reflects their compensation as executives of CRM.

		Annual Compensation			Long Term Compensation

					Awards		Payouts

					Restricted	Securities
				Other Annual	Stock	Underlying	LTIP	All Other
Name and		Salary	Bonus	Compensation	Awards(s)	Options/	Payouts	Compensation
Principal Position	Year	($)	($)	($)	($)	SARs (#)	($)	($)(1)

Daniel G. Hickey, Jr.	2004	250,000	692,383	—	—	—	—	4,650
Co-chief Executive Officer
Martin D. Rakoff	2004	250,000	692,383	—	—	—	—	325
Co-chief Executive Officer
Louis J. Viglotti	2004	250,000	—	—	—	—	—	4,016
General Counsel
Chester J. Walczyk	2004	112,306	9,500	—	—	—	—	1,513
Chief Operating Officer

(1)	These amounts are composed of life insurance policies for the benefit of the officers, and 401(k) matching contributions.
Our Board of Directors and Corporate Action
      Our bye-laws provide that the board of directors shall consist of not less than two nor more than twenty directors, as determined by the shareholders at an annual general meeting of the shareholders, divided into three approximately equal classes. Upon the closing of this offering, our board of directors will be comprised of three Class I directors whose initial term will expire at our 2006 annual shareholders’ meeting and three Class II directors whose initial term will expire at our 2007 annual shareholders’ meeting and three Class III directors whose initial term will expire at our 2008 annual shareholders’ meeting. After the initial terms of these directors, the term of each class of directors elected shall be three years. Directors may only be removed prior to the expiration of such director’s term at a special meeting of shareholders called for that purpose. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the meeting at which the proposal is put forth.
Board Committees
      Our board of directors has established a compensation committee comprised entirely of independent members. Upon the closing of this offering, our board of directors will establish an audit committee and a governance and nominating committee.

Audit Committee
      The audit committee will assist our board of directors in monitoring the integrity of our financial statements, the independent auditor’s qualifications and independence, performance of our independent auditors and our compliance with legal and regulatory requirements. The audit committee’s responsibilities will also include appointing, reviewing, determining funding for and overseeing our independent auditors and their services. Further, the audit committee, to the extent it deems necessary or appropriate among other responsibilities, shall:

•	review and discuss with appropriate members of our management and the independent auditors our audited financial statements, related accounting and auditing principles, practices and disclosures;

•	review and discuss our audited annual and unaudited quarterly financial statements prior to the filing of such statements;

•	establish procedures for the receipt, retention and treatment of complaints we receive regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding our financial statements or accounting policies;

•	review reports from the independent auditors on all critical accounting policies and practices to be used for our financial statements and review the results of those audits; and

•	monitor the adequacy of our operating and internal controls as reported by management and the independent or internal auditors.
      Under the listing requirements of the Nasdaq National Market, we are required to maintain an audit committee consisting of at least three directors, all whom must be independent under Nasdaq listing requirements. Prior to the closing of this offering, we intend to establish an audit committee that satisfies these criteria.

Compensation Committee
      The compensation committee’s responsibilities include:

•	reviewing and approving corporate and individual goals and objectives relevant to the compensation of our Co-Chief Executive Officers and other executive officers;

•	evaluating the performance of our Co-Chief Executive Officers and other executive officers in light of such corporate and individual goals and objectives and, based on that evaluation, together with the other independent directors if directed by the board of directors, determining the base salary and bonus of the Co-Chief Executive Officers and other executives officers;

•	administering any management incentive plan, stock option plan or other similar plan we may adopt and approving all grants made pursuant to such plan; and

•	making recommendations to our board of directors regarding director compensation and any equity-based compensation plans.
      Sal Patafio is the chairman of our compensation committee, and the other member of our compensation committee is Philip J. Magnarella. We believe that each of these members qualifies as an independent director under the Nasdaq listing standards.

Governance and Nominating Committee
      The governance and nominating committee will be responsible for assisting our board of directors by:

•	identifying individuals qualified to become directors for recommendation to our board of directors;

•	identifying and recommending for appointment to our board of directors, directors qualified to fill vacancies on any committee of our board of directors;

•	having sole authority to select, retain and terminate any consultant or search firm to identify director candidates and having sole authority to approve the consultant or search firm’s fees and other retention terms;

•	developing and recommending to the board a set of corporate governance principles and code of business conduct and ethics applicable; and

•	exercising oversight of the evaluation of the board and management.

      Prior to the closing of this offering, we intend to form a governance and nominating committee composed entirely of directors who qualify as independent under the Nasdaq listing standards.
Non-Employee Director Compensation
      We will reimburse our non-employee directors for any out-of-pocket expenses incurred by them in connection with services provided in such capacity. In addition, we may compensate directors for services provided in such capacity in the form of cash payments and/or option grants.
Employment Agreements
      We intend to enter into employment agreements with Daniel G. Hickey, Jr. and Martin D. Rakoff, our Co-Chief Executive Officers, upon the closing of this offering. We do not currently maintain key man life insurance policies with respect to any of our employees.

PRINCIPAL SHAREHOLDERS
      The following table sets forth the total number and percentage of our common shares beneficially owned on the date of this prospectus after giving effect to the restructuring and the closing of this offering by: (1) each person known to us to be the beneficial owner of more than 5% of any class of our outstanding voting shares; (2) each director; (3) each of our Named Executive Officers; and (4) all executive officers and directors as a group. Except as otherwise noted below, the address of each of the persons in the table is c/o CRM Holdings Ltd., P.O. Box HM 2062, Hamilton HM HX, Bermuda.

Shares Beneficially Owned

Beneficial Owner	Number	Percent

Daniel G. Hickey, Sr.
Daniel G. Hickey, Jr.
Martin D. Rakoff
Louis J. Viglotti
Chester J. Walczyk
David M. Birsner
Philip J. Magnarella
Louis Rosner
Sal Patafio
Executive officers and directors as a group
SELLING SHAREHOLDERS
      The table below sets forth the name of each selling shareholder and the number of common shares that each selling shareholder is offering pursuant to this prospectus. Except as noted in “Management” and in “Certain Relationships and Related Transactions,” none of the selling shareholders has, or within the past three years has had, any material relationship with us or any of our predecessors or affiliates, except as officers and directors.
      Beneficial ownership and percentage ownership are determined in accordance with the rules of the SEC. To our knowledge, except as indicated in the footnotes to the following table and subject to community property laws where applicable, the persons named in this table have sole voting and investment power with respect to all of our common shares shown as beneficially owned by them.

	Shares Beneficially Owned		Shares Beneficially Owned
	Prior to this Offering		After this Offering

			Shares to be	Shares to be	Percentage	Percentage
			Sold Before	Sold Upon Full	Before	After Full
			Exercise of	Exercise of	Exercise of	Exercise of
			Underwriters’	Underwriters’	Underwriters’	Underwriters’
Name and Address of	Common	Percentage	Over-allotment	Over-allotment	Over-allotment	Over-allotment
Beneficial Owner	Shares	of Class	Option	Option	Option	Option

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS
Restructuring
      Prior to the consummation of the restructuring, certain members of our management team, including Daniel G. Hickey, Jr., Martin D. Rakoff and Louis J. Viglotti, as well as certain other persons listed in “Principal Shareholders” are the beneficial owners of CRM, CRM CA, Eimar and Twin Bridges. We sometimes refer to these owners in this prospectus as the “existing shareholders.”
      Immediately prior to the closing of this offering, CRM, CRM CA and Eimar will be converted from limited liability companies into corporations and the existing shareholders will contribute all of their interests in CRM and Eimar to CRM USA Holdings, which will be our wholly owned subsidiary and will hold all of the outstanding shares of our U.S. subsidiaries. In exchange, the existing shareholders will receive shares issued by CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares to us in exchange for        ●       of our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior to the closing of this offering, the existing shareholders will contribute all of their interests in Twin Bridges to us in exchange for        ●       of our common shares. The existing shareholders ultimately will receive a total of        ●       of our common shares in exchange for their interests in CRM (including its subsidiary, CRM CA), Eimar and Twin Bridges.
      We expect the restructuring to be tax free to CRM, CRM CA, Eimar, CRM USA Holdings, Twin Bridges and us.
      After completion of the restructuring and this offering, the existing shareholders will own      ●     of our common shares, representing      ●     % of the total voting power of our shares.
      In connection with the restructuring, CRM, Eimar and Twin Bridges intend to make a distribution to the existing shareholders of unpaid earnings and profits in an aggregate amount equal to the net income for U.S. federal income tax purposes of CRM and Eimar for the nine months ended September 30, 2005, plus the amount by which the net income for U.S. federal income taxes purposes of Twin Bridges for the period from its commencement through September 30, 2005 exceeds distributions Twin Bridges previously made to its shareholders, such net income to be computed on a cash basis, which has been the basis on which distributions have been made to the existing shareholders by each of CRM and Eimar since their inception. We refer to these distributions in this prospectus as the “Distributions.” We also will indemnify the existing shareholders for an amount equal to the amount of U.S. federal income taxes, if any, that would be payable by them with respect to the combined net income, if any, for U.S. federal income tax purposes of CRM, Eimar and Twin Bridges for the period from October 1, 2005 through the consummation of the restructuring, computed on a cash basis as if such period were a taxable period.
      Compensation Risk Managers Agency, Captive, LLC, or the Agency Captive, is a licensed insurance broker that is owned by the existing shareholders. It was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM. The Agency Captive currently holds the brokerage license that CRM and CRM CA use to place the excess coverage with U.S. admitted insurers and surety bonds, and receives the commission income which are then remitted in full to CRM or CRM CA, as applicable. The brokerage license is owned by Daniel G. Hickey, Jr., one of our Co-Chief Executive Officers and Chairman of the Board. Upon the closing of this offering, the license will be transferred to CRM and commission income will be paid directly to CRM.
Relationship between Twin Bridges and our Managed Groups
      The groups we manage purchase excess workers’ compensation coverage from U.S. admitted insurers to cover claims that exceed a minimum level established by state law or regulation or by administrative determination. Typically, our managed groups purchase excess coverage for losses and loss adjustment expenses in excess of $500,000 per occurrence. This “excess coverage” purchased by the groups provides them with benefits for losses in excess of the $500,000 per occurrence liability retained by the groups. Our managed groups also purchase what is called “catastrophic coverage” for losses and loss adjustment expenses in excess of $1 million per occurrence. The catastrophic coverage purchased by our managed groups is not subject to a per occurrence limit. In addition, each of our groups also purchases coverage to insure against the risk that a large number of claims will occur and result in losses that are each less than $500,000 and that the aggregate result of such losses could exhaust their resources. This “frequency coverage” is triggered in the event that the aggregate amount of losses and loss adjustment expenses during the coverage period exceeds a range from 90% to 150% of the premiums paid to the groups by their members. If the frequency coverage is triggered, the insurer pays the next $2 million of losses and related loss adjustment expenses of the group during the coverage period. NY Marine & General provides the excess coverage and the frequency coverage insurance for 13 of our 14 groups. Under our reinsurance agreement with NY Marine & General, we reinsure 50% of all of the coverage it provides and receive 50% of the premiums, subject to certain liability limits and premium retentions by NY Marine & General for certain expenses and services. We therefore act as manager of the groups and reinsurance broker for the groups, while also reinsuring NY Marine & General for a portion of the excess coverage, through our subsidiary Twin Bridges, and therefore may be deemed to have a conflict of interest. See “Risk Factors — We may be deemed to have a conflict of interest in concurrently managing groups and placing excess coverage for these groups with a U.S. admitted insurer that cedes a part of this excess coverage to Twin Bridges.”
Other Agreements
      We conduct business with Hickey-Finn and Company, Inc., or Hickey-Finn, an insurance broker whose owners include Daniel G. Hickey, Sr., one of our directors and an existing shareholder and the father of Daniel G. Hickey, Jr., our Co-Chief Executive Officer and Chairman of the Board. We pay broker commissions to Hickey-Finn for business placed with several of the self-insured groups that we manage. In addition, we lease office space and purchase various liability, property and casualty insurance coverage from Hickey-Finn. For the six months ended June 30, 2005 and the years ended December 31, 2004, 2003 and 2002, we paid Hickey-Finn for its services and operating expenses $144,632, $269,093, $302,341 and $320,370, respectively. David M. Birsner, one of our directors and an existing shareholder, is also a director of Hickey-Finn.
      Eimar maintains office space in Poughkeepsie, New York. The offices consist of approximately 1,400 square feet and the term of the lease expires on December 31, 2005. The annual lease payments for these premises are approximately $21,000. One of the lessors under this lease is Daniel G. Hickey, Sr.
      CRM has entered into a revolving credit facility with KeyBank, under which CRM is entitled to borrow up to $5 million until December 31, 2005. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and by the personal guarantees of the existing shareholders, including (i) Daniel G. Hickey, Jr., our Co-Chief Executive Officer and Chairman of the Board, (ii) Martin D. Rakoff, our Co-Chief Executive Officer and Deputy Chairman of the Board, (iii) Daniel G. Hickey, Sr., one of our directors and the father of Daniel G. Hickey, Jr. (iv) Village Holdings, LLC, of which Louis D. Viglotti, our General Counsel, is a member and (v) David M. Birsner, one of our directors. In addition, Twin Bridges has entered into a loan agreement with KeyBank under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $3 million, which agreement expires on September 30, 2005, and had entered into a second letter of credit loan facility under which it was entitled to draw letters of credit in the principal amount of up to $7.5 million. This second letter of credit loan facility terminated on June 30, 2005. Borrowings under both letter of credit facilities is or had been guaranteed by the same existing shareholders mentioned above. It is anticipated that these personal guarantees will be released upon the closing of this offering.
      In August 2004, we advanced to Martin D. Rakoff, our Co-Chief Executive Officer and Deputy Chairman of the Board, $200,000 against his bonus earned and payable in December 2004. Mr. Rakoff paid us $1,825 in interest with respect to such advance.

      Prior to the completion of this offering, our non-management existing shareholders have been entitled to distributions made by CRM in certain guaranteed amounts that were paid as part of selling, general and administrative expenses. Two of our non-management existing shareholders have been entitled to annual guaranteed payments of $80,000, and one of our non-management existing shareholders has been entitled to annual guaranteed payments of $20,000, in addition to any distributions that generally were made to all existing shareholders from net income. For the year ended December 31, 2004, Daniel G. Hickey, Sr., one of our directors and the father of Daniel G. Hickey, Jr., our Co-Chief Executive Officer and Chairman of the Board, and Village Holdings LLC, of which Louis J. Viglotti, our General Counsel, is a member, each received guaranteed payments of $80,000 from CRM. In addition, David M. Birsner, one of our Directors, received a guaranteed payment of $20,000 from CRM for the year ended December 31, 2004. These guaranteed payments will cease upon the completion of this offering.
      Louis Rosner, one of our directors, has provided legal services to CRM from time to time.

MATERIAL TAX CONSIDERATIONS
      The following summary of our taxation and the taxation of our shareholders is based upon current law and does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to purchase shares. Legislative, judicial or administrative changes may be forthcoming that could affect this summary.
      The following legal discussion (including and subject to the matters and qualifications set forth in such summary) of the material tax considerations under (1) “Certain Bermuda Tax Considerations” is based upon the advice of Appleby Spurling Hunter, Bermuda legal counsel and (2) “Certain U.S. Federal Income Tax Considerations” is based upon the advice of Baker & McKenzie LLP. Each of these firms has reviewed the relevant portion of this discussion (as set forth above) and believes that such portion of the discussion constitutes, in all material respects, a fair and accurate summary of the relevant income tax considerations relating to CRM Holdings and its subsidiaries and the ownership of CRM Holdings shares by investors that are U.S. Persons (as defined below). The advice of such firms does not include any factual or accounting matters, determinations or conclusions such as insurance accounting determinations or determinations pertaining to RPII, amounts and computations and amounts or components thereof (for example, amounts or computations of income or expense items or reserves entering into RPII computations) or facts relating to the business, income, reserves or activities of CRM Holdings and its subsidiaries. The advice of these firms relies upon and is premised on the accuracy of factual statements and representations made by CRM Holdings concerning the business and properties, ownership, organization, source of income and manner of operation of CRM Holdings and its subsidiaries. The discussion is based upon current law. Legislative, judicial or administrative changes or interpretations may be forthcoming that could be retroactive and could affect the tax consequences to holders of shares. The tax treatment of a holder of shares, or of a person treated as a holder of shares for U.S. federal income, state, local or non-U.S. tax purposes, may vary depending on the holder’s particular tax situation. Statements contained in this prospectus as to the beliefs, expectations and conditions of CRM Holdings and its subsidiaries as to the application of such tax laws or facts represent the view of management as to the application of such laws and do not represent the opinions of counsel.

Prospective investors should consult their own tax advisors concerning the U.S. federal, state, local and non-U.S. tax consequences to them of owning shares.
Certain Bermuda Tax Considerations
      Bermuda does not currently impose any income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax on us or our shareholders, other than shareholders ordinarily resident in Bermuda, if any. There is currently no Bermuda withholding or other tax on principal, interest or dividends paid to holders of the shares, other than holders ordinarily resident in Bermuda, if any. We cannot assure you that we or our shareholders will not be subject to any such tax in the future.
      CRM Holdings and Twin Bridges have received written assurance dated September 15, 2005 and December 29, 2003, respectively, from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966 of Bermuda, as amended, that, if any legislation is enacted in Bermuda imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to CRM Holdings or Twin Bridges or to any of their respective operations, shares, debentures or obligations until March 28, 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by CRM Holdings or Twin Bridges in respect of real property or leasehold interests in Bermuda held by them. We cannot assure you that we will not be subject to any such tax after March 28, 2016.
Certain U.S. Federal Income Tax Considerations
      The following discussion is a summary of certain U.S. federal income tax considerations relating to CRM Holdings, Twin Bridges, and CRM USA Holdings and its subsidiaries, and the ownership of our shares by investors who acquire such shares in the offering. As discussed further in this prospectus and based on our expected business, properties, ownership, organization, source of income and manner of operation, we believe that (1) no U.S. Person that owns shares in CRM Holdings directly or indirectly through foreign entities subsequent to the offering should be subject to treatment as a 10% U.S. Shareholder of a controlled foreign corporation, or CFC, and (2) CRM Holdings should not be considered a passive foreign investment company, or PFIC, for the year ended December 31, 2005. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the year ended December 31, 2005, or with respect to any other tax issues.
      This summary is based upon the Internal Revenue Code, the Treasury Regulations promulgated under the Internal Revenue Code, rulings and other administrative pronouncements issued by the IRS, judicial decisions, and the tax treaty between the United States and Bermuda (the “Bermuda Treaty”) all as currently in effect, and all of which are subject to differing interpretations or to change, possibly with retroactive effect. No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax consequences described below. No advance ruling has been or will be sought from the IRS regarding any matter discussed in this prospectus. This summary is for general information only, and does not purport to discuss all aspects of U.S. federal income taxation that may be important to a particular investor in light of such investor’s investment or tax circumstances, or to investors subject to special tax rules, such as shareholders who own directly, or indirectly through certain foreign entities or through the constructive ownership rules of the Internal Revenue Code, 10% or more of the voting power or value of CRM Holdings (or how those ownership rules may apply in certain circumstances), tax-exempt organizations, dealers in securities, banks, insurance companies, persons that hold shares that are a hedge or that are hedged against interest rate or insurance risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. This summary generally does not discuss federal taxes other than income tax or other U.S. taxes such as state or local income taxes. This summary assumes that an investor will acquire our shares in this offering and hold our shares as capital assets, which generally means as property held for investment. Prospective investors should consult their tax advisors concerning the consequences, in their particular circumstances, of the ownership of shares under U.S. federal, state, local and other tax laws.
      For U.S. federal income tax purposes and purposes of the following discussion, a “U.S. Person” means (1) a citizen or resident of the United States for U.S. tax purposes, (2) a corporation, partnership or other entity taxable as a corporation or partnership created or organized in the United States or under the laws of the United States or of any of its political subdivisions, (3) an estate the income of which is subject to U.S. federal income tax without regard to its source or (4) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. Persons have the authority to control all substantial decisions of the trust, as well as certain electing trusts.

U.S. Taxation of CRM Holdings, Twin Bridges and CRM USA Holdings
      U.S. Income and Branch Profits Tax. A foreign corporation deemed to be engaged in the conduct of a trade or business in the U.S. will generally be subject to U.S. federal income tax (at a current maximum rate of 35%), as well as a 30% branch profits tax in certain circumstances, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under an applicable income tax treaty, as discussed below. Such tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a U.S. corporation, except that a foreign corporation is entitled to deductions and credits only if it timely files a U.S. federal income tax return (which requirement may be waived if the foreign corporation establishes that it acted reasonably and in good faith in its failure to timely file such return). CRM Holdings and Twin Bridges intend to operate in such a manner that they will not be considered to be conducting a trade or business within the United States for purposes of U.S. federal income taxation. Whether a trade or business is being conducted in the United States is an inherently factual determination. Because the Internal Revenue Code, Treasury Regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, we cannot assure you that the IRS will not contend successfully that CRM Holdings and/or Twin Bridges are or will be engaged in a trade or business in the United States. CRM Holdings and Twin Bridges intend to file protective U.S. federal income tax returns on a timely basis in order to preserve the right to claim income tax deductions and credits if it is ever determined that they are subject to U.S. federal income tax.
      An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if (1) more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or U.S. citizens and (2) its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities to, persons who are neither residents of either the United States or Bermuda nor U.S. citizens. Twin Bridges expects to be entitled to the benefits of the Bermuda Treaty. Assuming Twin Bridges is entitled to the benefits under the Bermuda Treaty, it will not be subject to U.S. federal income tax on any insurance income found to be effectively connected with a U.S. trade or business unless that trade or business is conducted through a permanent establishment in the United States. Whether business is being conducted in the United States through a permanent establishment is an inherently factual determination. Twin Bridges intends to conduct its activities so as not to have a permanent establishment in the United States, although we cannot assure you that it will achieve this result.
      Foreign corporations also are subject to U.S. withholding tax at a rate of 30% of the gross amount of certain “fixed or determinable annual or periodical gains, profits and income” derived from sources within the United States (such as dividends and certain interest on investments), to the extent such amounts are not effectively connected with the foreign corporation’s conduct of a trade or business in the United States. The tax rate is subject to reduction by applicable treaties. Dividends, if any, paid by CRM USA Holdings to CRM Holdings will be subject to U.S. withholding tax at a rate of 30%.
      The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the United States. The rate of tax applicable to premiums paid to Twin Bridges is 4% for insurance premiums and 1% for reinsurance premiums.
      CRM USA Holdings, CRM, CRM CA and Eimar will be Delaware corporations prior to closing of this offering. Each of them will be subject to taxation in the United States on its worldwide income at regular corporate rates (of which the maximum rate is currently 35%).
      Personal Holding Companies. CRM Holdings’ U.S. subsidiaries could be subject to additional U.S. tax on a portion of their income if any of them is considered to be a personal holding company, or PHC, for U.S. federal income tax purposes. A corporation generally will be classified as a PHC for U.S. federal income tax purposes in a given taxable year if (1) at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value and (2) at least 60% of the corporation’s adjusted ordinary gross income, as determined for U.S. federal income tax purposes, for such taxable year consists of “PHC income.” PHC income includes, among other things, dividends, certain interest, certain royalties, annuities and, under certain circumstances, rents. The PHC rules contain an exception for foreign corporations.
      If any of CRM Holdings’ subsidiaries were a PHC in a given taxable year, such corporation would be subject to PHC tax on its “undistributed PHC income” at a rate of 15%. For taxable years beginning after December 31, 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals, which is currently 35%.
      Although CRM Holdings believes that none of its subsidiaries is a PHC, we cannot provide assurance that this will be the case because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of CRM Holdings’ shareholder base, the gross income of CRM Holdings or any of its subsidiaries and other circumstances that could change the application of the PHC rules to CRM Holdings’ subsidiaries. In addition, if any of CRM Holdings’ subsidiaries were to become PHCs we cannot be certain that the amount of PHC income would be immaterial.
      Anti-Inversion Legislation. The American Jobs Creation Act of 2004 provides that, if a foreign corporation acquires substantially all of the assets of a U.S. corporation, and 80% or more of the stock of the foreign corporation (excluding new stock issued in a public offering related to the acquisition) is owned by former shareholders of the U.S. corporation by reason of their ownership of the U.S. corporation, the foreign corporation will be considered a U.S. corporation for U.S. federal income tax purposes. The existing shareholders of CRM and Eimar will contribute their shares to CRM USA Holdings in return for common shares in CRM USA Holdings. The existing shareholders will then contribute their CRM USA Holdings shares for shares to us in exchange for our common shares. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, immediately prior to the closing of this offering, the existing shareholders will contribute all of their interests in Twin Bridges to us in exchange for our common shares. We do not expect the current shareholders of CRM and Eimar to obtain 80% or more of the stock of CRM Holdings (excluding the stock sold in this offering) by reason of their ownership of CRM and Eimar, (i.e., we believe that Twin Bridges is worth more than 20% of the combined value of CRM, Eimar and Twin Bridges). Accordingly, we do not expect to be adversely affected by the legislation. Nevertheless, the IRS may not agree with this valuation. If the IRS successfully challenges this valuation, we would be subject to United States federal income tax liability. This liability could have a material adverse effect on our business, financial condition and results of operations.

U.S. Taxation of Holders of Shares

Shareholders Who Are U.S. Persons:
      Dividends. Subject to the discussion below relating to the potential application of the “controlled foreign corporation,” “related person insurance income,” and “passive foreign investment company” rules, distributions, if any, made with respect to common shares will constitute dividends for U.S. federal income tax purposes to the extent paid out of current or accumulated earnings and profits of CRM Holdings (as computed under U.S. tax principles). Certain dividends paid before 2009 to U.S. individuals, entities or trusts may be eligible for reduced rates of tax. We do not expect dividends paid by CRM Holdings to be eligible for the reduced rate of tax unless shares of CRM Holdings become readily tradable on an established securities market in the United States. Even in such case, dividends paid by CRM Holdings would not be eligible for the reduced rate of tax if CRM Holdings were to be a PFIC in the year in which the dividends are paid, or in the prior year, or if certain holding period and other requirements were not met by the shareholder receiving the dividend. Legislation was recently introduced in the U.S. Senate, which, if enacted, would provide that dividends received from CRM Holdings after the date of enactment would not be eligible for the reduced rate of tax. Dividends paid by CRM Holdings generally will be foreign source income for U.S. federal income tax purposes and will not be eligible for the dividends-received deduction allowed to U.S. corporations under the Internal Revenue Code. The amount of any distribution in excess of the current and accumulated earnings and profits of CRM Holdings will first be applied to reduce a holder’s tax basis in the shares, and any amount in excess of tax basis will be treated as gain from the sale or exchange of such holder’s shares.
      Classification of CRM Holdings or Twin Bridges as a Controlled Foreign Corporation. In general, a foreign corporation is considered a controlled foreign corporation, or CFC, if “10% U.S. Shareholders” own more than 50% of the total combined voting power of all classes of voting stock of such foreign corporation, or the total value of all stock of such corporation. A 10% U.S. Shareholder is a U.S. Person who owns at least 10% of the total combined voting power of all classes of stock entitled to vote of the foreign corporation. Each 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during a taxable year, and that owns shares in the CFC directly or indirectly through foreign entities on the last day of the foreign corporation’s taxable year on which it is a CFC must include in its gross income for U.S. federal income tax purposes its pro rata share (based on its actual direct and indirect, through foreign entities, ownership) of the CFC’s “subpart F income,” even if the subpart F income is not distributed. Subpart F income generally includes, among other things, investment income such as dividends, interest and capital gains, and income from insuring risks located outside the insurer’s country of incorporation. For purposes of taking into account subpart F insurance income, a CFC also includes a foreign corporation in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% U.S. Shareholders on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance contracts generating subpart F income exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. It is expected that all of Twin Bridges’ income will be considered subpart F insurance income. In addition, Twin Bridges may be considered a CFC under the RPII rules discussed below.
      For purposes of determining whether the more-than-50% (or more-than-25%, in the case of insurance income) and 10% ownership tests have been satisfied, and therefore whether a corporation is a CFC, shares owned includes shares owned directly, indirectly through foreign entities or shares considered as owned by application of certain constructive ownership rules. Pursuant to those constructive ownership rules:

•	an individual is treated as owning stock owned by certain members of his or her family;

•	a corporation is treated as owning stock owned by a 50% or greater shareholder;

•	a partnership is treated as owning stock owned by its partners (regardless of their percentage ownership of the partnership); and

•	stock owned by a partnership or a corporation is treated as owned proportionately by the owners of the entity (in the case of corporations, only if the shareholder owns 10% or more of the stock of the corporation).
      Additional rules apply to trusts and estates. Operating rules apply to prevent reattribution of ownership in certain circumstances, as well as attribution that would cause stock to be treated as not owned by a U.S. person. Because the attribution rules are complicated and depend on the particular facts relating to each investor, you are urged to consult your own tax advisors regarding the application of the rules to your ownership of our shares.
      Due to the anticipated dispersion of CRM Holdings’ share ownership among holders and its bye-law provisions that impose limitations on the concentration of voting power of its voting shares and other factors, CRM Holdings believes that no U.S. Person that owns shares in CRM Holdings directly or indirectly through foreign entities should be subject to treatment as a 10% U.S. Shareholder of a CFC after the offering. These bye-law provisions are described in “Risk Factors — Risks Related to Our Shares Sold in this Offering” and “Description of Share Capital — Voting Adjustments.” We cannot assure you, however, that the IRS will not challenge the effectiveness of these provisions for purposes of preventing CFC and 10% U.S. Shareholder status and that a court will not sustain such challenge.

RPII Companies:
      Generally. The CFC rules described above also apply (with certain modifications) to certain insurance companies that earn related person insurance income, or RPII. For purposes of applying the CFC rules to foreign corporations that earn RPII, a foreign corporation will be treated as a CFC if RPII Shareholders collectively own directly, indirectly through foreign entities or by application of the constructive ownership rules 25% or more of the stock of the corporation by vote or value. The term “RPII Shareholder” means any U.S. Person who owns, directly or indirectly through foreign entities, any amount (rather than stock possessing 10% or more of the total combined voting power) of the foreign corporation’s stock.
      RPII is defined as any “insurance income” attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a “RPII Shareholder” of the foreign corporation or a “related person” to such RPII Shareholder. In general, and subject to certain limitations, “insurance income” is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the provisions of the Internal Revenue Code relating to insurance companies if the income were the income of a domestic insurance company.
      For purposes of the RPII rules, “related person” means someone who controls or is controlled by the RPII Shareholder or someone who is controlled by the same person or persons that control the RPII Shareholder. “Control” is measured by either more than 50% in value or more than 50% in voting power of stock, applying constructive ownership principles. A corporation’s pension plan is ordinarily not a “related person” with respect to the corporation unless the pension plan owns, directly or indirectly through the application of constructive ownership rules, more than 50%, measured by vote or value, of the stock of the corporation. In the case of a partnership, trust or estate, control means the ownership, directly or indirectly, of more than 50 percent (by value) of the beneficial interests in such partnership, estate or trust.
      If none of the exceptions described below applies, each U.S. Person who owns shares in CRM Holdings (and therefore, indirectly in Twin Bridges) on the last day of the tax year in which Twin Bridges is a CFC, will be required to include in its gross income for U.S. federal income tax purposes its share of RPII of Twin Bridges for the U.S. Person’s taxable year that includes the end of Twin Bridges’ taxable year. This inclusion generally will be determined as if such RPII were distributed proportionately only to such U.S. Persons holding shares at that date. The inclusion will be limited to the current-year earnings and profits of Twin Bridges reduced by the shareholder’s pro rata share, if any, of certain prior-year deficits in earnings and profits. Even if one or more of the exceptions to the RPII rules applies, the general CFC rules described earlier may still apply to require 10% U.S. Shareholders to include in income their pro rata share of RPII, among other things.
      RPII Exceptions. The special RPII rules described above will not apply to Twin Bridges if (1) direct or indirect insureds and persons related to such insureds, whether or not U.S. Persons, own, at all times during Twin Bridges’ taxable year directly or indirectly, less than 20% of the voting power and less than 20% of the value of the stock of Twin Bridges (the “20% Ownership Exception”), (2) RPII, determined on a gross basis, is less than 20% of Twin Bridges’ gross insurance income for the taxable year (the “20% Gross Income Exception”), (3) Twin Bridges elects to be taxed on its RPII as if the RPII were effectively connected with the conduct of a U.S. trade or business and to waive all treaty benefits with respect to RPII and meets certain other requirements or (4) Twin Bridges elects to be treated as a U.S. corporation for U.S. tax purposes. Twin Bridges intends to monitor its share ownership in order to operate in a manner that is designed to ensure that it qualifies for either the first or second exception to the RPII rules.
      Computation of RPII. In order to determine how much RPII Twin Bridges has earned in each taxable year, CRM Holdings intends to obtain and rely upon information from Twin Bridges’ insureds and reinsureds to determine whether any of the insureds, reinsureds or other persons related to such insureds or reinsureds own shares of CRM Holdings and are U.S. Persons. CRM Holdings may not be able to determine whether any of the underlying insureds of the insurance companies to which Twin Bridges provides insurance or reinsurance are RPII shareholders or related persons to such shareholders. Consequently, CRM Holdings may not be able to determine accurately the gross amount of RPII earned by Twin Bridges in a given taxable year. For any taxable year in which Twin Bridges’ gross RPII may be 20% or more of its gross insurance income for the year, CRM Holdings may also seek information from its shareholders to determine whether direct or indirect owners of CRM Holdings shares at the end of the year are U.S. Persons so that the RPII may be determined and apportioned among such persons. To the extent CRM Holdings is unable to determine whether a direct or indirect owner of shares is a U.S. Person, CRM Holdings may assume that such owner is not a U.S. Person, thereby increasing the per share RPII amount for all shareholders identified as U.S. Persons.
      Uncertainty as to Application of RPII. Regulations interpreting the RPII provisions of the Internal Revenue Code exist only in proposed form. It is not certain whether these Regulations will be adopted in their proposed form or what changes might ultimately be made or whether any such changes, as well as any interpretation or application of the RPII rules by the IRS, the courts or otherwise, might have retroactive effect. Accordingly, the meaning of the RPII provisions and their application to Twin Bridges is uncertain. These provisions include the grant of authority to the U.S. Treasury to prescribe “such regulations as may be necessary to carry out the purposes of this subsection, including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise.” In addition we cannot assure you that the IRS will not challenge any determinations by Twin Bridges as to the amount, if any, of RPII that should be includible in income or that the amounts of the RPII inclusions will not be subject to adjustment based upon subsequent IRS examination. Prospective investors should consult their tax advisors as to the effects of these uncertainties.
      Apportionment of RPII to U.S. Shareholders. If Twin Bridges’ RPII for a year equals or exceeds 20% of its gross insurance income and the 20% Ownership Exception does not apply then every RPII Shareholder who owns shares in CRM Holdings on the last day of the tax year on which Twin Bridges is a CFC will be required to include in gross income its share of Twin Bridges’ RPII for the portion of the taxable year during which Twin Bridges was a CFC under the RPII provisions, even if such RPII Shareholder did not own the shares throughout such period. A RPII Shareholder who owns shares of CRM Holdings during the taxable year of Twin Bridges during which it was a CFC, but not on the last day in such taxable year on which it is a CFC, will not be required to include any RPII into income, whether or not distributed.

Basis Adjustments.
      A U.S. shareholder’s tax basis in its CRM Holdings shares will be increased by the amount of any subpart F income that the shareholder includes in income, including any RPII included in income by an RPII shareholder. Any distributions made by CRM Holdings out of previously taxed subpart F income, including RPII income will be exempt from further U.S. income tax in the hands of the U.S. shareholder. The U.S. shareholder’s tax basis in its CRM Holdings shares will be reduced by the amount of any distributions that are excluded from income under this rule.

Information Reporting.
      Under certain circumstances, U.S. Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their U.S. federal income tax returns. Generally, information reporting on IRS Form 5471 is required with respect to (1) a person who is treated as a RPII Shareholder, (2) a 10% U.S. Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year and (3) under certain circumstances, a U.S. Person who acquires stock in a foreign corporation, and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC. For any taxable year in which CRM Holdings determines that gross RPII constitutes 20% or more of Twin Bridges’ gross insurance income and the 20% Ownership Exception does not apply, CRM Holdings intends to mail to all U.S. Persons registered as holders of its shares IRS Form 5471, completed with information from CRM Holdings, for attachment to the U.S. federal income tax returns of such shareholders. A tax-exempt organization that is treated as a 10% U.S. Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described above. Failure to file IRS Form 5471 may result in penalties.

Tax-Exempt Shareholders.
      Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity as unrelated business taxable income.

Dispositions of Shares.
      Subject to the discussion below relating to the potential application of Internal Revenue Code section 1248 or the “PFIC” rules, any gain or loss realized by a U.S. Person on the sale or other disposition of shares in CRM Holdings will be subject to U.S. federal income taxation as capital gain or loss in an amount equal to the difference between the amount realized upon such sale or exchange and such person’s tax basis in the shares. Capital gains received by individuals from the disposition of shares held for more than one year are subject to tax at preferential rates; the use of capital losses is subject to limitations. Moreover, gain, if any, generally will be U.S. source gain and generally will constitute “passive income” for foreign tax credit limitation purposes.
      Internal Revenue Code section 1248 provides that if a U.S. Person sells or exchanges stock in a foreign corporation and such person owned directly, indirectly through certain foreign entities or constructively 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC’s earnings and profits (determined under U.S. federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments). A 10% U.S. Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the U.S. federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. Section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes and would be taxed as an insurance company if it were a domestic corporation, regardless of whether the shareholder is a 10% U.S. Shareholder or whether RPII constitutes 20% or more of the corporation’s gross insurance income or the 20% Ownership Exception applies. Existing Treasury Regulations do not address whether section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC or that would be taxed as an insurance company if it were a domestic corporation. Prospective investors should consult their tax advisors regarding the effects of these rules on a disposition of shares.

Passive Foreign Investment Companies.
      In general, a foreign corporation will be a PFIC during a given year if (1) 75% or more of its gross income constitutes “passive income” or (2) 50% or more of its assets produce passive income or are held for the production of passive income. For these purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC statutory provisions contain an express exception for income derived in the active conduct of an insurance business by a corporation that is predominantly engaged in an insurance business. This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to capital in excess of the reasonable needs of the insurance business. CRM Holdings expects for purposes of the PFIC rules that Twin Bridges will be considered to be predominantly engaged in an insurance business and that it is unlikely to have capital in excess of the reasonable needs of its insurance business.
      The PFIC statutory provisions also contain a look-through rule stating that, for purposes of determining whether a foreign corporation is a PFIC, such foreign corporation shall be treated as if it received “directly its proportionate share of the income ...” and as if it “held its proportionate share of the assets ...” of any other corporation in which it owns at least 25% by value of the shares. While no explicit guidance is provided by the statutory language, under this look-through rule, we believe that CRM Holdings should be deemed to own the assets and to have received the income (characterized as non-passive income) of Twin Bridges directly for purposes of determining whether it qualifies for the insurance exception and, consequently, that CRM Holdings should not be treated as a PFIC for U.S. federal income tax purposes for the year ended December 31, 2005. This interpretation of the look-through rule is consistent with the legislative intention generally to exclude bona fide insurance companies from the application of the PFIC provision. No assurance can be given that the IRS would not challenge this position or that a court would not sustain such challenge. Prospective investors should consult their tax advisor as to the effects of the PFIC rules to them. We have not sought and do not intend to seek an opinion of legal counsel as to whether or not we were a PFIC for the year ended December 31, 2005. In addition, there can be no assurance that we will not become a PFIC in a later year.
      If CRM Holdings were characterized as a PFIC during a given year, a U.S. Person owning shares would be subject to a penalty tax at the time of the sale of such shares at a gain (including gain deemed recognized if the shares are used as security for a loan), or upon receipt of an “excess distribution” with respect to its shares, unless such shareholder made a “qualified electing fund election” or “mark-to-market” election. In general, a shareholder receives an “excess distribution” if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the gain or excess distribution received in a year must be allocated ratably to each day that the U.S. Person held our shares. A U.S. Person must include amounts allocated to the year of receipt, as well as amounts allocated to taxable years prior to the first year in which we were a PFIC, in its gross income as ordinary income for that year. All amounts allocated to prior years of the U.S. Person during which we were a PFIC would be taxed at the highest tax rate for each such prior year applicable to ordinary income. The U.S. Person also would be liable for interest on the deferred tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year.

Other
      Except as discussed below with respect to backup withholding, dividends paid by CRM Holdings will not be subject to U.S. withholding tax.

Shareholders Who Are Non-U.S. Persons
      Subject to certain exceptions, non-U.S. Persons will be subject to U.S. federal income tax (including potential branch profits tax in the case of shareholders that are corporations) on dividend distributions with respect to, and gain realized from the sale or exchange of, shares only if such dividends or gains are effectively connected with the conduct of a trade or business within the United States. Gain recognized by an individual non-U.S. Person will be subject to U.S. tax if the non-U.S. Person is present in the U.S. for 183 days or more in the taxable year of the sale and other conditions are met. Nonresident alien individuals will not be subject to U.S. estate tax with respect to the shares. Special rules may apply to certain former U.S. citizens and long-term residents.

All Shareholders
      Information reporting to the IRS by paying agents and custodians located in the United States will be required with respect to payments of dividends on the shares to U.S. Persons. In addition, you may be subject to backup withholding with respect to dividends paid by CRM Holdings unless you (1) are a corporation, non-U.S. Person or come within certain other exempt categories and, when required, demonstrate this fact, or (2) provide a taxpayer identification number, certify that you have not lost exemption from backup withholding and otherwise comply with applicable requirements of the backup withholding rules.
      Backup withholding is not an additional tax and may be credited against your regular U.S. federal income tax liability or otherwise you may be entitled to a refund for any such tax withheld.

DESCRIPTION OF SHARE CAPITAL
      The following description of the share capital of CRM Holdings summarizes select provisions of its Memorandum and Articles of Association and bye-laws.
General
      We have an authorized share capital of $500,000,000 divided into 50,000,000,000 shares of par value $0.01 per share. Our board of directors has designated        ●       as common shares. Upon the closing of this offering the issued and outstanding shares of the Company will be        ●       common shares of par value $0.01.
Common Shares
      In general, subject to the adjustments regarding voting set forth in “— Voting Adjustments” below, holders of our common shares have one vote for each common share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. Holders of our common shares are entitled to receive dividends as and if lawfully declared from time to time by our board of directors. Holders of our common shares have no preemptive, redemption, conversion or sinking fund rights. In the event of our liquidation, dissolution or winding-up, the holders of our common shares are entitled to share equally and ratably in our assets, if any remain after the payment of all our debts and liabilities and the liquidation preference of any outstanding preferred shares.
Voting Adjustments
      Our bye-laws generally provide that shareholders have one vote for each share held by them and are entitled to vote, on a non-cumulative basis, at all meetings of shareholders. However, pursuant to a mechanism specified in our bye-laws, the voting rights exercisable by a shareholder will be limited so that certain persons or groups are not deemed to hold more than 9.9% of the total voting power conferred by our shares. In addition, our board of directors retains certain discretion to make adjustments to the aggregate number of votes attaching to the shares of any shareholder that they consider fair and reasonable in all the circumstances to ensure that no person will hold more than 9.9% of the total voting power represented by our then outstanding shares. Our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. person, by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s control group. A control group means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. Controlled shares means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958(a) of the Code) or, in the case of a U.S. person, constructively (within the meaning of Section 958(b) of the Code). A similar limitation is to be applied to shares held directly by members of a related group. A related group means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes will generally be reallocated proportionately among members of the shareholder’s control group or related group, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all other of our shareholders who were not members of these groups so long as such reallocation does not cause any person to hold more than 9.9% of the total voting power of our shares.
      For purposes of applying these provisions, shareholders will be entitled to direct that our board (i) treat them (and certain affiliates) as U.S. persons, and/or (ii) treat them (and certain related shareholders) as one person for purposes of determining a shareholder’s control group.
      The amount of any reduction of votes that occurs by operation of the above limitations will generally be allocated proportionately among all other shareholders of the Company. Consequently, under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the voting power of certain shareholders who would not otherwise be subject to the limitation by virtue of their direct share ownership.
      In addition, our board may adjust a shareholder’s voting rights to the extent that the board reasonably determines in good faith that it is necessary to do so to avoid adverse tax consequences or materially adverse legal or regulatory treatment to us, any subsidiary or any shareholder or its affiliates. This adjustment may result in a shareholder having voting rights in excess of one vote per share. Therefore, a shareholder’s voting rights might increase above 5% of the aggregate voting power of the outstanding common shares, thereby possibly resulting in the shareholder becoming a reporting person subject to Schedule 13D or 13G filing requirements under the Exchange Act. In addition, the reallocation of your votes could result in you becoming subject to filing requirements under Section 16 of the Exchange Act. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders.
      We also have the authority under our bye-laws to request information from any shareholder for the purpose of determining whether a shareholder’s voting rights are to be reallocated pursuant to the bye-laws. If, after a reasonable cure period, a shareholder fails to respond to our request for information or submits incomplete or inaccurate information in response to a request, by us, the Company, in its reasonable discretion, may reduce or eliminate the shareholder’s voting rights.
Preferred Shares
      Pursuant to our bye-laws and Bermuda law, our board of directors by resolution may establish one or more series of preferred shares having a number of shares, designations, relative voting rights, dividend rates, conversion rights liquidation and other rights, preferences, limitations and powers as may be fixed by the board of directors without any further shareholder approval. If our board of directors issues preferred shares conferring any voting rights, the limitations on the voting rights discussed above under “— Voting Adjustments” will apply to those preferred shares. Any rights, preferences, powers and limitations as may be established for preferred shares could also have the effect of discouraging an attempt to obtain control of CRM Holdings. The issuance of preferred shares could also adversely affect the voting power of the holders of our shares, deny such holders the receipt of a premium on their shares in the event of a tender or other offer for the shares and depress the market price of the shares. We have no current plans to issue any preferred shares.
Bye-laws
      Our bye-laws provide for our corporate governance, including the establishment of share rights, modification of those rights, issuance of share certificates, imposition of a lien over shares in respect of unpaid amounts on those shares, calls on shares which are not fully paid, forfeiture of shares, the transfer of shares, alterations of capital, the calling and conduct of general meetings, proxies, the appointment and removal of directors, conduct and power of directors, the payment of dividends, the appointment of an auditor and our winding-up.

Our Board of Directors and Corporate Action
      Our bye-laws provide that the board of directors shall consist of not less than two nor more than 20 directors, as determined by the shareholders at an annual general meeting of the shareholders, divided into three approximately equal classes. Upon the closing of this offering, our board of directors will be comprised of three Class I directors whose initial term will expire at our 2006 annual shareholders’ meeting, three Class II directors whose initial term will expire at our 2007 annual shareholders’ meeting and three Class III directors whose initial term will expire at our 2008 annual shareholders’ meeting. After the initial terms of these directors, the term of each class of directors elected shall be three years. Directors may only be removed prior to the expiration of such director’s term at a special meeting of shareholders called for that purpose. The appointment or removal of a director requires the simple majority of votes cast, in person or by proxy, at the general meeting at which the proposal is put forth.

      A special general meeting of shareholders may be convened by our board of directors or the Chairman or Deputy Chairman of CRM Holdings. Pursuant to the Companies Act a special general meeting of shareholders may also be convened at the request of shareholders holding at the date of the deposit of the request not less than 10% of the paid up voting share capital of CRM Holdings.
      Generally, the affirmative vote of a majority of the directors present at any meeting at which a quorum is present shall be required to authorize corporate action. Corporate action may also be taken by a unanimous written resolution of the board of directors without a meeting. Unless otherwise fixed at a different number, a majority of the directors in office shall constitute a quorum, but in no event may a quorum consist of less than two directors.

Shareholder Action
      At any general meeting, four or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.

Transfer Restrictions
      CRM Holdings’ directors may decline to record the transfer of any common shares on our share register: if the shares have not been fully paid for, or the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, or the instrument of transfer is in favor of more than five persons jointly.

Tax Liability Resulting from Acts of Shareholders
      Our bye-laws provide certain protections against adverse tax consequences to us resulting from laws that apply to our shareholders. If a shareholder’s death or non-payment of any tax or duty payable by the shareholder, or any other act or thing involving the shareholder, causes any adverse tax consequences to us, (i) the shareholder or its executor or administrator is required to indemnify us against any tax liability that we incur as a result, (ii) we will have a lien on any dividends or any other distributions payable to the shareholder by us to the extent of the tax liability, and (iii) if any amounts not covered by our lien on dividends and distributions are owed to us by the shareholder as a result of our tax liability, we have the right to refuse to register any transfer of the shareholder’s shares.

Certain Subsidiaries
      CRM Holdings’ bye-laws require that the boards of directors of CRM Holdings’ non-U.S. subsidiaries be comprised of persons, a majority of whom are directors of CRM Holdings, who have been elected as director designees by the shareholders of CRM Holdings.
      CRM Holdings’ shareholders will elect director designees for each of our non-U.S. subsidiaries. Under CRM Holdings’ bye-laws, CRM Holdings must vote shares it holds in its non-U.S. subsidiaries to elect the director designees as the directors of these non-U.S. subsidiaries. Accordingly, the only persons eligible to be elected as directors of CRM Holdings’ non-U.S. subsidiaries are those persons who first have been elected by the shareholders of CRM Holdings (including new shareholders who buy common shares being offered by this prospectus) as director designees in accordance with our bye-laws (including after giving effect to any limitation on voting rights). The bye-law provisions addressing the removal of directors of CRM Holdings’ non-U.S. subsidiaries also obligate CRM Holdings to vote shares it holds in these non-U.S. subsidiaries in favor of removal of any director designees in accordance with a resolution duly adopted by the shareholders of CRM Holdings.

Amendment of Bye-laws
      Our bye-laws provide that the bye-laws may only be revoked or amended, upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.

Anti-Takeover Provisions
      Our bye-laws contain provisions that may entrench directors and make it more difficult for shareholders to replace directors even if the shareholders consider it beneficial to do so. In addition, these provisions could delay or prevent a change of control that a shareholder might consider favorable. For example, these provisions may prevent a shareholder from receiving the benefit from any premium over the market price of our common shares offered by a bidder in a potential takeover. Even in the absence of an attempt to effect a change in management or a takeover attempt, these provisions may adversely affect the prevailing market price of our common shares if they are viewed as discouraging changes in management and takeover attempts in the future.
      The anti-takeover provisions in our bye-laws that could have such an effect are:

•	election of our directors is staggered, meaning that the members of only one of three classes of our directors are elected each year;

•	the total voting power of any shareholder owning more than 9.9% of our common shares will be reduced to 9.9% of the total voting power of our common shares; and

•	our directors may, in their discretion, decline to record the transfer of any common shares on our share register if the shares have not been fully paid for, if the directors are not satisfied that all required regulatory approvals for such transfer have been obtained, or if the instrument of transfer is in favor of more than five persons jointly.
Transfer Agent
      Our registrar and transfer agent for the shares is        ●       .
Differences in Corporate Law
      You should be aware that the Companies Act, which applies to us, differs in certain material respects from laws generally applicable to United States corporations and their shareholders. In order to highlight these differences, set forth below is a summary of certain significant provisions of the Companies Act (including modifications adopted pursuant to our bye-laws) applicable to us which differ in certain respects from provisions of State of Delaware corporate law. Because the following statements are summaries, they do not address all aspects of Bermuda law that may be relevant to us and our shareholders.

Duties of Directors
      Under Bermuda law, at common law, members of a board of directors owe a fiduciary duty to the company to act in good faith in their dealings with or on behalf of the company, and to exercise their powers and fulfill the duties of their office honestly. This duty has the following essential elements:

•	a duty to act in good faith in the best interests of the company;

•	a duty not to make a personal profit from opportunities that arise from the office of director;

•	a duty to avoid conflicts of interest;

•	a duty to exercise powers for the purpose for which such powers were intended;

•	the Companies Act imposes a duty on directors and officers of a Bermuda company;

•	to act honestly and in good faith with a view to the best interests of the company; and

•	to exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.
      In addition, the Companies Act imposes various duties on officers of a company with respect to certain matters of management and administration of the company.
      The Companies Act provides that in any proceedings for negligence, default, breach of duty or breach of trust against any officer, if it appears to a court that such officer is or may be liable in respect of the negligence, default, breach of duty or breach of trust, but that he has acted honestly and reasonably, and that, having regard to all the circumstances of the case, including those connected with his appointment, he ought fairly to be excused for the negligence, default, breach of duty or breach of trust, that court may relieve him, either wholly or partly, from any liability on such terms as the court may think fit. This provision has been interpreted to apply only to actions brought by or on behalf of the company against such officers. Our bye-laws, however, provide that shareholders waive all claims or rights of action that they might have, individually or in our right against any director or officer for any act or failure to act in the performance of such director’s or officer’s duties, except this waiver does not extend to any claims or rights of action that would render the waiver void pursuant to the Companies Act, that arise out of fraud or dishonesty on the part of such director or officer or with respect to the recovery of any gain, personal profit or advantage to which the officer or director is not legally entitled.
      Under Delaware law, the business and affairs of a corporation are managed by or under the direction of its board of directors. In exercising their powers, directors are charged with a fiduciary duty of care to protect the interests of the corporation and a fiduciary duty of loyalty to act in the best interests of its stockholders. The duty of care requires that directors act in an informed and deliberate manner, and inform themselves, prior to making a business decision, of all relevant material information reasonably available to them. The duty of care also requires that directors exercise care in overseeing and investigating the conduct of corporate employees. The duty of loyalty may be summarized as the duty to act in good faith, not out of self-interest, and in a manner which the director reasonably believes to be in the best interests of the stockholders. A party challenging the propriety of a decision of a board of directors bears the burden of rebutting the applicability of the presumptions afforded to directors by the “business judgment rule.” If the presumption is not rebutted, the business judgment rule attaches to protect the directors and their decisions. Where, however, the presumption is rebutted, the directors bear the burden of demonstrating the fairness of the relevant transaction. Notwithstanding the foregoing, Delaware courts subject directors’ conduct to enhanced scrutiny in respect of defensive actions taken in response to a threat to corporate control and approval of a transaction resulting in a sale of control of the corporation.

Interested Directors
      Under Bermuda law and our bye-laws, any transaction entered into by us in which a director has an interest is not voidable by us nor can such director be accountable to us for any benefit realized pursuant to such transaction provided the nature of the interest is disclosed at the first opportunity at a meeting of directors, or in writing to the directors. In addition, our bye-laws allow a director to be taken into account in determining whether a quorum is present and to vote on a transaction in which he has an interest, but the resolution will fail unless it is approved by a majority of the disinterested directors voting on the resolution. Under Delaware law, such transaction would not be voidable if (1) the material facts as to such interested director’s relationship or interests are disclosed or are known to the board of directors and the board in good faith authorizes the transaction by the affirmative vote of a majority of the disinterested directors, (2) such material facts are disclosed or are known to the stockholders entitled to vote on such transaction and the transaction is specifically approved in good faith by vote of the majority of shares entitled to vote thereon or (3) the transaction is fair as to the corporation as of the time it is authorized, approved or ratified. Under

Delaware law, such interested director could be held liable for a transaction in which such director derived an improper personal benefit.

Voting Rights and Quorum Requirements
      Under Bermuda law, the voting rights of our shareholders are regulated by our bye-laws and, in certain circumstances, the Companies Act. Under our bye-laws, at any general meeting, four or more persons present in person or by proxy and representing more than 50% of our shareholders’ aggregate voting power shall constitute a quorum for the transaction of business. In general, any action that we may take by resolution in a general meeting may, without a meeting, be taken by a resolution in writing signed by all of the shareholders entitled to attend such meeting and vote on the resolution. In general, any question proposed for the consideration of the shareholders at any general meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the bye-laws.
      Any individual who is a shareholder and who is present at a meeting may vote in person, as may any corporate shareholder which is present by a duly authorized representative. Our bye-laws also permit votes by proxy, provided the instrument appointing the proxy, together with evidence of its due execution, is satisfactory to our board of directors.
      In order to avoid adverse tax consequences to us and our shareholders, our bye-laws provide generally that any shareholder owning, directly, indirectly or, in the case of any U.S. Person by attribution, more than 9.9% of our common shares will have the voting rights attached to such common shares reduced so that it may not exercise more than 9.9% of the total voting rights. The reduction in votes is generally to be applied proportionately among all shareholders who are members of the first shareholder’s “control group”. A “control group” means, with respect to any person, all shares directly owned by such person and all shares directly owned by each other shareholder any of whose shares are included in the controlled shares of such person. “Controlled shares” means all common shares that a person is deemed to own directly, indirectly (within the meaning of Section 958 (a) of the Code), or, in the case of a U.S. person, constructively (within the meaning of Section 958 (b) of the Code). A similar limitation is to be applied to shares held directly by members of a “related group”. A “related group” means a group of shareholders that are investment vehicles and are under common control and management. Any reduction in votes is generally allocated proportionately among members of the shareholder’s “control group” or “related group”, as the case may be. The amount of any reduction of votes that occurs by operation of the above limitations will generally be reallocated proportionately among all of our other shareholders who were not members of these groups so long as such reallocation does not cause any person to become a 9.9% shareholder.
      Under these provisions, certain shareholders may have their voting rights limited to less than one vote per share, while other shareholders may have voting rights in excess of one vote per share. Moreover, these provisions could have the effect of reducing the votes of certain shareholders who would not otherwise be subject to the 9.9% limitation by virtue of their direct share ownership. Our bye-laws also provide that shareholders will be notified of their voting interests prior to any vote to be taken by the shareholders. See “— Voting Adjustments.”

Dividends
      Bermuda law does not permit payment of dividends, or distributions out of contributed surplus, by a company if there are reasonable grounds for believing that the company, after the payment is made, would be unable to pay its liabilities as they become due, or the realizable value of the company’s assets would be less, as a result of the payment, than the aggregate of its liabilities and its issued share capital and share premium accounts. The excess of the consideration paid on issue of shares over the aggregate par value of such shares must (except in certain limited circumstances) be credited to a share premium account. Share premium may be distributed in certain limited circumstances, for example to pay up for unissued shares which may be distributed to shareholders in proportion to their holdings, but is otherwise subject to limitation. In addition, our ability to pay dividends is subject to Bermuda and U.S. state insurance laws and regulatory constraints.

See “Regulation — Bermuda Regulation — Solvency Margin and Restrictions on Dividends and Distributions.”
      Under Delaware law, subject to any restrictions contained in the company’s certificate of incorporation, a company may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and for the preceding fiscal year. Delaware law also provides that dividends may not be paid out of net profits at any time when capital is less than the capital represented by the outstanding stock of all classes having a preference upon the distribution of assets. There will be restrictions on the payment of dividends to us by our insurance subsidiaries, which are described in more detail in “Regulation.”

Amalgamations, Mergers and Similar Arrangements
      We may acquire the business of another Bermuda exempted company or a company incorporated outside Bermuda when conducting such business would benefit us and would be conducive to attaining our objectives contained within our memorandum of association. We may, with the approval of a majority of votes cast at a general meeting of our shareholders at which a quorum is present, amalgamate with another Bermuda company or with an entity incorporated outside Bermuda. In the case of an amalgamation, a shareholder may apply to a Bermuda court for a proper valuation of such shareholder’s shares if such shareholder is not satisfied that fair value has been paid for such shares. The court ordinarily would not disapprove the transaction on that ground absent evidence of fraud or bad faith. Under Delaware law, a stockholder of a corporation participating in certain major corporate transactions may, under certain circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair value of the shares held by that stockholder (as determined by a court) in lieu of the consideration that stockholder would otherwise receive in the transaction.

Takeovers
      Bermuda law provides that where an offer is made for shares of a company and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders. Delaware law provides that a parent corporation, by resolution of its board of directors and without any shareholder vote, may merge with any subsidiary of which it owns at least 90% of the outstanding shares of each class of stock that is entitled to vote on the transaction. Upon any such merger, dissenting stockholders of the subsidiary would have appraisal rights.

Shareholders’ Suits
      The rights of shareholders under Bermuda law are not as extensive as the rights of shareholders under legislation or judicial precedent in many U.S. jurisdictions. Class actions and derivative actions are generally not available to shareholders under the laws of Bermuda. However, the Bermuda courts ordinarily would be expected to follow English case law precedent, which would permit a shareholder to commence an action in our name to remedy a wrong done to us where the act complained of is alleged to be beyond our corporate power or is illegal or would result in the violation of our memorandum of association or bye-laws. Furthermore, consideration would be given by the court to acts that are alleged to constitute a fraud against the minority shareholders or where an act requires the approval of a greater percentage of our shareholders than actually approved it. The winning party in such an action generally would be able to recover a portion of attorneys’ fees incurred in connection with such action. In comparison, class actions and derivative actions generally are available to stockholders under Delaware law for, among other things, breach of fiduciary duty, corporate waste and actions not taken in accordance with applicable law. In such actions, the court has discretion to permit the winning party to recover attorneys’ fees incurred in connection with such action.

Approval of Corporate Matters by Written Consent
      Under Bermuda law, the Companies Act provides that shareholders or the board of directors may take action by written consent in lieu of a shareholder’s meeting or a meeting of the board of directors, respectively, so long as the written consent is signed by all of the shareholders entitled to attend and vote at that meeting or the directors, respectively. Unless otherwise provided in a corporation’s certificate of incorporation, Delaware law permits stockholders to take action by the consent in writing by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting of stockholders at which all shares entitled to vote thereon were present and voted. Under Delaware law, the board of directors may take action by written consent so long as the written consent is signed by all of the directors.

Indemnification of Directors and Officers
      Under Bermuda law and our bye-laws, we indemnify our directors, officers or any other person appointed to a committee of the board of directors (and their respective heirs, executors or administrators) to the full extent permitted by law against all actions, costs, charges, liabilities, loss, damage or expense incurred or suffered by such person by reason of any act done, conceived in or omitted in the conduct of our business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act. Under our bye-laws, each of our shareholders agrees to waive any claim or right of action, other than those involving fraud or dishonesty, against us or any of our officers or directors.
      Under Delaware law, a corporation may indemnify a director or officer of the corporation against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in defense of an action, suit or proceeding by reason of such position if (1) the director or officer acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and (2) with respect to any criminal action or proceeding, if the director or officer had no reasonable cause to believe his conduct was unlawful.

Inspection of Corporate Records
      Members of the general public have the right to inspect our public documents available at the office of the Registrar of Companies in Bermuda and our registered office in Bermuda, which will include our memorandum of association (including its objects and powers) and any alteration to our memorandum of association and documents relating to any increase or reduction of authorized capital. Our shareholders have the additional right to inspect our bye-laws, minutes of general meetings and financial statements, which must be presented to the annual general meeting of shareholders. The register of our shareholders is also open to inspection by shareholders without charge, and to members of the public for a fee. We are required to maintain our share register in Bermuda but may establish a branch register outside of Bermuda. We are required to keep at our registered office a register of our directors and officers which is open for inspection by members of the public without charge. Bermuda law does not, however, provide a general right for shareholders to inspect or obtain copies of any other corporate records. Delaware law permits any stockholder to inspect or obtain copies of a corporation’s stockholder list and its other books and records for any purpose reasonably related to such person’s interest as a stockholder.

Shareholder Proposals
      Under Bermuda law, the Companies Act provides that shareholders may, as set forth below and at their own expense (unless a company otherwise resolves), require a company to give notice of any resolution that the shareholders can properly propose at the next annual general meeting and/or to circulate a statement prepared by the requesting shareholders in respect of any matter referred to in a proposed resolution or any business to be conducted at a general meeting. The number of shareholders necessary for such a requisition is either that number of shareholders representing at least 5% of the total voting rights of all shareholders having a right to vote at the meeting to which the requisition relates or not less than 100 shareholders. Delaware law does not include a provision restricting the manner in which nominations for directors may be made by stockholders or the manner in which business may be brought before a meeting.

Calling of Special Shareholders Meetings
      Under our bye-laws, a special general meeting may be called by the board of directors or by our Chairman of the Board or Deputy Chairman of the Board. Under Bermuda law, a special meeting may also be called by the shareholders when requisitioned by the holders of at least 10% of the paid up voting share capital of our company as provided by the Companies Act. Delaware law permits the board of directors or any person who is authorized under a corporation’s certificate of incorporation or bye-laws to call a special meeting of stockholders.

Staggered Board of Directors
      Bermuda laws does not contain statutory provisions specifically mandating staggered board of directors arrangements for a Bermuda exempted company. Such provisions, however, may validly be provided for in the bye-laws governing the affairs of such a company. Delaware law permits corporations to have a staggered board of directors.

Amendment of Memorandum of Association
      Bermuda law provides that the memorandum of association of a company may be amended by a resolution passed at a general meeting of shareholders of which due notice has been given. An amendment to the memorandum of association that alters the company’s business objects may require approval of the Bermuda Minister of Finance, who may grant or withhold approval at his or her discretion.
      Under Bermuda law, the holders of an aggregate of not less than 20% in par value of a company’s issued share capital have the right to apply to the Bermuda courts for an annulment of any amendment of the memorandum of association adopted by shareholders at any general meeting, other than an amendment which alters or reduces a company’s share capital as provided in the Companies Act. Where such an application is made, the amendment becomes effective only to the extent that it is confirmed by the Bermuda court. An application for an annulment of an amendment of the memorandum of association must be made within 21 days after the date on which the resolution altering the company’s memorandum of association is passed and may be made on behalf of persons entitled to make the application by one or more of their designees as such holders may appoint in writing for such purpose. No application may be made by the shareholders voting in favor of the amendment.
      Under Delaware law, amendment of the certificate of incorporation, which is the equivalent of a memorandum of association, of a company must be made by a resolution of the board of directors setting forth the amendment, declaring its advisability, and either calling a special meeting of the stockholders entitled to vote or directing that the amendment proposed be considered at the next annual meeting of the stockholders. Delaware law requires that, unless a different percentage is provided for in the certificate of incorporation, a majority of the outstanding shares entitled to vote thereon is required to approve the amendment of the certificate of incorporation at the stockholders meeting. If the amendment would alter the number of authorized shares or par value or otherwise adversely affect the rights or preference of any class of a company’s stock, the holders of the outstanding shares of such affected class, regardless of whether such holders are entitled to vote by the certificate of incorporation, should be entitled to vote as a class upon the proposed amendment.
      However, the number of authorized shares of any class may be increased or decreased, to the extent not falling below the number of shares then outstanding, by the affirmative vote of the holders of a majority of the stock entitled to vote, if so provided in the company’s certificate of incorporation or any amendment that created such class or was adopted prior to the issuance of such class or that was authorized by the affirmative vote of the holders of a majority of such class or classes of stock.

Amendment of Bye-laws
      Our bye-laws provide that the bye-laws may only be revoked or amended upon approval by a resolution of our board of directors and by (a) a simple majority of votes cast by our shareholders or (b) by resolution of eighty-five percent (85%) of the total votes cast when the board proposes to repeal, alter or amend the indemnities set out in the bye-laws.
      Under Delaware law, holders of a majority of the voting power of a corporation and if so provided in the certificate of incorporation the directors of the corporation, have the power to adopt, amend and repeal the bylaws of a corporation.

Enforcement of Judgments and Other Matters
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not United States) law.
      In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a United States federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

UNDERWRITING
      We and Sandler O’Neill & Partners, L.P. and KeyBanc Capital Markets, a division of McDonald Investments Inc., as representatives of the underwriters for this offering, have entered into an underwriting agreement with respect to the shares being offered. Subject to the terms and conditions of the underwriting agreement, each of the underwriters named below has agreed to purchase from us the respective number of common shares shown opposite its name below:

Number
Underwriters	of Shares

Sandler O’Neill & Partners, L.P.
KeyBanc Capital Markets a division of McDonald Investments Inc.

Total

      The underwriting agreement provides that the obligations of the underwriters are conditional and may be terminated at their discretion based on their assessment of the financial markets. The obligations of the underwriters may also be terminated upon the occurrence of the events specified in the underwriting agreement. The underwriting agreement provides that the underwriters are obligated to purchase all of the common shares in this offering if any are purchased, other than those covered by the over-allotment option described below.
      The selling shareholders have severally granted the underwriters an option to purchase up to                     additional common shares at the initial price to the public, less the underwriting discounts and commissions, set forth on the cover page of this prospectus. This option is exercisable for a period of 30 days. The selling shareholders will be obligated to sell additional shares to the underwriters to the extent the option is exercised. The underwriters may exercise this option only to cover over-allotments made in connection with the sale of common shares offered by this prospectus, if any.
      The following table shows the per-share and total underwriting discounts and commissions that we and the selling shareholders will pay to each underwriter:

			By Selling	By Selling
			Shareholders	Shareholders
	By us without	By us with	without	with
	Over-allotment	Over-allotment	Over-allotment	Over-allotment

Per Share

Total

      We estimate that the total expenses of the offering, excluding underwriting discounts and commissions, will be approximately           ●          . These expenses are payable by us. We have agreed to reimburse each underwriter for certain actual out-of-pocket expenses incurred in connection with the offering, including certain fees and disbursements of underwriters’ counsel in an amount not to exceed $250,000.
      The underwriters propose to offer the common shares directly to the public at the public offering price set forth on the cover page of this prospectus. The underwriters may offer the shares to securities dealers at the public offering price less a concession not in excess of $     ●      per share. The underwriters may allow, and the dealers may reallow, a discount not in excess of $     ●      per share on sales to other brokers or dealers. If all of the shares are not sold at the initial price to the public, the underwriters may change the offering price and other selling terms.
      The shares are being offered by the underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by counsel for the underwriters and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify this offer and reject orders in whole or in part.

      We, and our executive officers, directors and principal shareholders (greater than 5% shareholders) have agreed, for a period of 180 days after the date of this prospectus, not to sell, offer, agree to sell, contract to sell, hypothecate, pledge, grant any option to sell, or otherwise dispose of or hedge, directly or indirectly, any of our common shares or securities convertible into, exchangeable or exercisable for any common shares or warrants or other rights to purchase common shares or similar securities without, in each case, the prior written consent of Sandler, O’Neill & Partners, L.P. These restrictions are expressly agreed to preclude us, and our executive officers, directors and principal shareholders from engaging in any hedging or other transaction or arrangement that is designed to, or which reasonably could be expected to, lead to or result in a sale, disposition or transfer, in whole or in part, of any of the economic consequences of ownership of our common shares, whether such transaction would be settled by delivery of common shares or other securities, in cash or otherwise.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      Prior to this offering, there has been no established public trading market for our common shares. The initial public offering price was determined by negotiation between us and the underwriter. The principal factors that were considered in determining the initial public offering price were:

•	our results of operations;

•	expectations regarding our future results of operations, including financial estimates by securities analysts and investors;

•	possible third-party claims against us;

•	possible changes in law and regulations; and

•	future sales of our common shares.
      The factors described above were not assigned any particular weight. Rather, these factors, together with market valuations and the financial performance of other publicly companies in our industry, were considered as a totality in our negotiation with the underwriters over our initial public offering price.
      We intend to apply to have our common shares listed for quotation on the Nasdaq National Market under the symbol                     .
      In connection with this offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids.

•	Stabilizing transactions permit bids to purchase common shares so long as the stabilizing bids do not exceed a specified maximum, and are engaged in for the purpose of preventing or retarding a decline in the market price of the common shares while the offering is in progress.

•	Over-allotment transactions involve sales by the underwriters of common shares in excess of the number of shares the underwriters are obligated to purchase. This creates a syndicate short position that may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriters is not greater than the number of shares that it may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriters may close out any short position by exercising their over-allotment option and/or purchasing shares in the open market.

•	Syndicate covering transactions involve purchases of common shares in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market compared with the price at which they may purchase shares through exercise of the over-allotment option. If the underwriters sell more shares than could be covered by exercise of the over-allotment option and, therefore, have a naked short position, the position can be closed out only by buying shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that after pricing there could be a downward pressure on the price of the shares in the open market that could adversely affect investors who purchase in this offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common shares originally sold by that syndicate member are purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

      These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common shares or preventing or retarding a decline in the market price of our common shares. As a result, the price of our common shares in the open market may be higher than it would otherwise be in the absence of these transactions. Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise and, if commenced, may be discontinued at any time.
      We and the selling shareholders have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make in respect thereof.
      Affiliates of the underwriters act as lenders to CRM and Twin Bridges under their credit facilities and letters of credit. Also, certain of the underwriters and their affiliates have, from time to time, provided, and may in the future provide, financial advisory, investment banking and general financing and banking services to us and our executive officers, for which they have received, and may receive, customary fees and expenses.

SHARES ELIGIBLE FOR FUTURE SALE
General
      Prior to this offering, there has been no public market for our common shares. No prediction can be made as to the effect, if any, that sales of common shares or the availability of common shares for sale will have on the market price of our shares. The market price of our common shares could decline because of the sale of a large number of shares or the perception that such sales could occur. These factors could also make it more difficult for us to raise funds through future offerings of shares.
      After this offering,                     of our common shares will be outstanding, or                     common shares if the underwriters’ over-allotment option is exercised in full. Of these common shares, the                     common shares sold in this offering, or                     common shares if the underwriters’ over-allotment option is exercised in full, will be freely tradable without restriction under the Securities Act, except that any common shares held by our “affiliates” as defined in Rule 144 under the Securities Act may be sold only in compliance with the limitations described below. Our restricted securities generally may not be sold unless they are registered under the Securities Act or are sold pursuant to an exemption under the Securities Act, such as the exemption provided by Rule 144 under the Securities Act.
      In connection with this offering, our existing officers, directors and principal shareholders, who will beneficially own a total of up to                     common shares after this offering, have entered into lock-up agreements pursuant to which they have agreed not to sell any common shares for a period of 180 days after the date of this prospectus without the prior written consent of Sandler O’Neill & Partners, L.P., which may, in its sole discretion, at any time and without notice, waive any of the terms of these lock-up agreements. The underwriters presently have no intention to allow any common shares held by our existing officers, directors and principal shareholders to be sold prior to the expiration of the 180 day lock-up period. Following the lock-up period, these shares will not be eligible for sale in the public market without registration under the Securities Act unless such sale meets the conditions and restrictions of an exemption under the Securities Act such as Rule 144 as described below.
      The 180-day restricted period described above is subject to extension such that, in the event that either (1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or material event relating to us occurs or (2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the “lock up” restrictions described above will, subject to limited exceptions, continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.
      In general, under Rule 144, as currently in effect, any person or persons whose shares are aggregated, including an affiliate of ours, who has beneficially owned restricted shares for a period of at least one year is entitled to sell, within any three month period, commencing 90 days after the date of this prospectus, a number of common shares that does not exceed the greater of:

•	1% of the then outstanding common shares; and

•	the average weekly trading volume in the common shares during the four calendar weeks immediately preceding the date on which the notice of such sale on Form 144 is filed with the SEC.
      Sales under Rule 144 are subject to provisions relating to notice and manner of sale and the availability of current public information about us during the 90 days immediately preceding a sale. In addition, a person who is not an affiliate of ours during the 90 days preceding a sale and who has beneficially owned the common shares proposed to be sold for at least two years would be entitled to sell such shares under Rule 144(k) without regard to the volume limitation and other conditions described above.

LEGAL MATTERS
      We are being represented by Baker & McKenzie LLP, New York, New York in connection with this offering. The validity of the common shares and other legal matters in connection with this offering with respect to Bermuda law will be passed upon for us by Appleby Spurling Hunter, Bermuda. Certain legal matters will be passed upon for the underwriters by Kramer Levin Naftalis & Frankel LLP, New York, New York and, with respect to legal matters under Bermuda law, by Conyers Dill & Pearman, Bermuda.
EXPERTS
      The combined financial statements of Compensation Risk Managers, LLC and Affiliates for each of the years ended December 31, 2004, 2003 and 2002 and as of December 31, 2004 and 2003 and the balance sheet of CRM Holdings, Ltd. (in formation) as of September 7, 2005 included in this prospectus have been so included in reliance on the report of Johnson Lambert & Co., independent accountants, given on their authority as experts in auditing and accounting.
ENFORCEABILITY OF CIVIL LIABILITIES UNDER U.S. FEDERAL SECURITIES LAWS
      We are a Bermuda company and a substantial portion of our assets are or may be located in jurisdictions outside the United States. It may therefore be difficult for investors to effect service of process against us or to enforce against us judgments of U.S. courts predicated upon civil liability provisions of the U.S. federal securities laws.
      There is no treaty in force between the United States and Bermuda providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters. As a result, whether a United States judgment would be enforceable in Bermuda against us or our directors and officers depends on whether the U.S. court that entered the judgment is recognized by the Bermuda court as having jurisdiction over us or our directors and officers, as determined by reference to Bermuda conflict of law rules. A judgment debt from a U.S. court that is final and for a sum certain based on U.S. federal securities laws will not be enforceable in Bermuda unless the judgment debtor had submitted to the jurisdiction of the U.S. court, and the issue of submission and jurisdiction is a matter of Bermuda (not U.S.) law.
      In addition, and irrespective of jurisdictional issues, the Bermuda courts will not enforce a U.S. federal securities law that is either penal or contrary to the public policy of Bermuda. An action brought pursuant to a public or penal law, the purpose of which is the enforcement of a sanction, power or right at the instance of the state in its sovereign capacity, may not be entertained by a Bermuda court to the extent they are contrary to Bermuda public policy. Certain remedies available under the laws of U.S. jurisdictions, including certain remedies under U.S. federal securities laws, may not be available under Bermuda law or enforceable in a Bermuda court, to the extent they are contrary to Bermuda public policy. Further, no claim may be brought in Bermuda against us or our directors and officers in the first instance for violations of U.S. federal securities laws because these laws have no extraterritorial jurisdiction under Bermuda law and do not have force of law in Bermuda. A Bermuda court may, however, impose civil liability on us or our directors and officers if the facts alleged in a complaint constitute or give rise to a cause of action under Bermuda law.

WHERE YOU CAN FIND MORE INFORMATION
      We have filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act of 1933, as amended, with respect to the common shares that are being offered by this prospectus. This prospectus, which is a part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Refer to the registration statement, exhibits and schedules for further information with respect to the common shares offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other documents are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. The registration statement, including all exhibits, may be inspected without charge at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room can be obtained by calling the SEC at 1-800-SEC-0330. Our SEC filings also are available to the public from the SEC’s website at www.sec.gov.
Website Access to our Periodic SEC Reports
      The Internet address of our corporate website is www.trustcrm.com. We intend to make our periodic SEC reports (on Forms 10-K and 10-Q) and current reports (on Form 8-K), as well as the beneficial ownership reports filed by our directors, officers and 10% shareholders (on Forms 3, 4 and 5) available free of charge through our website as soon as reasonably practicable after they are filed electronically with the SEC. We may from time to time provide important disclosures to investors by posting them in the investor relations section of our website, as allowed by SEC rules. The information on our website is not a part of this prospectus and will not be part of any of our periodic or current reports to the SEC.

Compensation Risk Managers, LLC and Affiliates
Unaudited Combined Balance Sheets

	June 30,	December 31,
	2005	2004

ASSETS
Cash and cash equivalents	$2,492,564	$1,576,479
Cash and cash equivalents, restricted	6,269,678	4,398,342
Premiums receivable, net	3,844,845	3,758,139
Accounts receivable	925,446	—
Deferred policy acquisition costs	1,340,565	1,413,500
Property and equipment, net	955,292	912,956
Loans receivable	414,173	431,606
Prepaid expenses and other assets	382,019	233,289

Total assets	$16,624,582	$12,724,311

LIABILITIES AND SHAREHOLDERS’ AND MEMBERS’ EQUITY
Reserve for losses and loss adjustment expenses	$4,001,062	$2,696,000
Unearned reinsurance premiums	4,533,316	4,779,950
Unearned management fee revenues	1,182,342	670,631
Unearned commission income	3,382,976	2,333,940
Borrowings under credit facilities	1,109,399	158,307
Fees payable to general agents and brokers	740,430	565,571
Accrued expenses	1,733,438	631,885

Total liabilities	16,682,963	$11,836,284

Twin Bridges
Common stock	120,000	120,000
Additional paid-in capital	880,000	880,000
Retained earnings	1,576,139	834,891
LLC members’ equity (deficit)	(2,634,520)	(946,864)

Total shareholders’ and members’ equity (deficit)	(58,381)	888,027

Total liabilities and shareholders’ and members’ equity	$16,624,582	$12,724,311

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Unaudited Combined Statements of Income
Six Months Ended June 30

	2005	2004

Revenues
Fee-based management services:
Management fees	$14,384,151	$12,221,141
Commission income	2,110,292	1,699,041

	16,494,443	13,920,182
Net reinsurance premiums	3,045,146	2,122,925
Investment income, net of advisory fees	53,463	21,170

Total revenues	19,593,052	16,064,277
Expenses
Losses and loss adjustment expenses	1,305,062	1,165,604
Fees paid to general agents and brokers	5,627,711	5,125,836
Policy acquisition costs	900,496	627,779
Selling, general and administrative expenses	8,883,709	6,274,647
Interest expense	28,780	25,000

Total expenses	16,745,758	13,218,866
Income before taxes	2,847,294	2,845,411
Provision for income taxes	—	—

Net income	$2,847,294	$2,845,411

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Unaudited Combined Statement of Changes in Shareholders’ And Members’ Equity
Six Months Ended June 30

	Twin Bridges				Total Share-
				LLC	holders’ and
	Common	Paid-in	Retained	Members’	Members’
	Stock	Capital	Earnings	Equity	Equity

Balance at January 1, 2004	$120,000	$880,000	$(51,276)	$(2,112,661)	$(1,163,937)
Net income for the period	—	—	250,320	2,595,091	2,845,411
Distributions to members	—	—	—	(2,060,191)	(2,060,191)

Balance at June 30, 2004	$120,000	$880,000	$199,044	$(1,577,761)	$(378,717)

Balance at January 1, 2005	$120,000	$880,000	$834,891	$(946,864)	$888,027
Net income for the period	—	—	741,248	2,106,046	2,847,294
Distributions to members	—	—	—	(3,793,702)	(3,793,702)

Balance at June 30, 2005	$120,000	$880,000	$1,576,139	$(2,634,520)	$(58,381)

See Notes to Combined Financial Statements

Compensation Risk Managers, LLC and Affiliates
Unaudited Combined Statements of Cash Flows
Six Months Ended June 30

	2005	2004

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,847,294	$2,845,411
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	102,281	123,533
Changes in:
Cash and cash equivalents, restricted	(1,871,336)	(1,318,282)
Premiums receivable, net	(86,706)	(507,297)
Accounts receivable	(884,276)	(115,185)
Deferred policy acquisition costs	72,935	(138,742)
Prepaid expenses and other assets	(189,900)	(160,600)
Reserve for losses and loss adjustment expenses	1,305,062	1,165,604
Unearned reinsurance premiums	(246,634)	469,175
Unearned management fee revenues	511,711	455,542
Unearned commission income	1,049,036	(36,024)
Fees payable to general agents and brokers	174,859	327,898
Accrued expenses	1,101,553	627,765

Net cash provided by operating activities	3,885,879	3,738,798
CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment	(144,617)	(130,966)
Loans receivable	17,433	(329,330)

Net cash used in investing activities	(127,184)	(460,296)
CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facilities	951,092	148,761
Distributions paid to LLC Members	(3,793,702)	(2,060,191)

Net cash used in financing activities	(2,842,610)	(1,911,430)
Net increase in cash	916,085	1,367,072
Cash and cash equivalents
Beginning	1,576,479	659,508

Ending	$2,492,564	$2,026,580

Supplemental Cash Flow Disclosures
Income taxes paid	$—	$—

Interest paid	$29,182	$25,551

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements

Note 1.	Significant Accounting Policies
Principles of Consolidation
      These interim unaudited combined financial statements include the accounts of Compensation Risk Mangers, LLC, Compensation Risk Managers of California, LLC, Eimar, LLC and Twin Bridges (Bermuda) Ltd. (collectively, “the Company”). These entities, in substance, have identical beneficial ownership.
      These interim unaudited combined financial statements and notes have been prepared in conformity with the rules and regulations of the Securities and Exchange Commission (“SEC”) for interim financial information. Accordingly, they do not include all of the information and note disclosure required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation of the results for the interim periods have been included. These interim unaudited combined financial statements and related notes should be read in conjunction with the Company’s audited combined financial statements and related notes. The Company’s results of operations for interim periods are not necessarily indicative of the results to be expected for the entire year.
Use of Estimates
      The preparation of interim unaudited combined financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ materially from those estimates.

Note 2.	Deferred Policy Acquisition Costs
      Changes in deferred policy acquisition costs are as follows:

As at June 30,	2005	2004

Balance at beginning of period	$1,413,500	$823,515

Policy acquisition costs deferred:
Ceding commissions	799,575	740,600
Other	27,986	25,921

	827,561	766,521
Amortization of policy acquisition costs	(900,496)	(627,779)

Net change	(72,935)	138,742

Balance at end of period	$1,340,565	$962,257

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)

Note 3.	Loans Receivable
      The Company has extended credit through loan arrangements as follows:

As at June 30,	2005	2004

Working capital loan to a general agent and its principals in connection with a self-insured group managed by CRM, which consisted of monthly advances from November, 2003 through June, 2004 totalling $468,783, at which time monthly payments of $14,261, including principal and interest at 6% per annum over 36 months, commenced	$371,759	$468,783
Employee loans of varying amounts, with repayment terms extending to 2006 and bearing interest up to 6% per annum	42,414	33,214

	$414,173	$501,997

      Interest on loans receivable is recorded on the accrual basis except for loans in default. No interest is accrued on loans in default.
      The general agent and its principals failed to make timely installment payments due under the working capital loan commencing March 15, 2005 and the Company has declared the loan in default and immediately due and payable in full and brought an action for collection. Management has assessed the likelihood of collecting the working capital loan and believes all amounts will ultimately be collected. Accordingly, no provision for uncollectible amounts has been recorded. See Note 6.

Note 4.	Credit Facilities
      CRM entered into a revolving credit facility with KeyBank National Association, or KeyBank, under which CRM was entitled to borrow up to $3 million until June 30, 2005. The facility was amended in May 2005 to permit CRM to borrow up to $5 million until December 31, 2005. Borrowings under the facility may be used for general business purposes, including distributions to members. Loans under the facility are due on demand and any loan outstanding on December 31, 2005, if not sooner demanded, shall be fully amortized in 12 equal monthly installments. Interest on the loans outstanding under the facility is payable monthly at a rate per annum equal to KeyBank’s prime rate from time to time. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and by the personal guarantees of CRM’s shareholders. The facility limits CRM’s ability to purchase or sell assets otherwise than in the ordinary course of business, prohibits CRM from permitting any liens on its assets, subject to customary exceptions, prohibits CRM from incurring debt for borrowed money, including leases, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment of up to $400,000, limits mergers and consolidations of CRM and prohibits investments and loans by CRM.
      The weighted average interest rate on borrowings under this line of credit was 5.4% and 4.6% for the six months ended June 30, 2005 and 2004, respectively.
      Under Twin Bridges’ contract with NY Marine & General, Twin Bridges is required to post security, which may be in the form of letters of credit issued by an acceptable bank, in order to secure any unpaid liabilities under the contract. Twin Bridges has entered into a letter of credit loan facility (the “Unsecured Letter of Credit Facility”) with KeyBank under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $3 million, for which Twin Bridges pays a fee of 1.50% of the principal amount of each letter of credit drawn. Any payments under the letters of credit must be repaid by Twin Bridges within 90 days. The letter of credit loan facility terminated on June 30, 2005 but has been extended until September 30, 2005. The loan agreement contains covenants similar to the covenants in CRM’s revolving credit facility with KeyBank described above. The borrowings outstanding under it have been guaranteed by the shareholders of Twin Bridges. In addition, Twin Bridges entered into a second letter of credit loan facility

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)
(the “Secured Letter of Credit Facility”) under which Twin Bridges was entitled to draw letters of credit in the principal amount of up to $7.5 million, for which Twin Bridges paid a fee of 1.50% of the principal amount of each letter of credit drawn. Any payments under the letters of credit were required to be repaid by Twin Bridges within 90 days. Any letter of credit issued under the Secured Letter of Credit Facility was secured by cash and cash equivalents held in a carrying value of equal amount and guaranteed by the shareholders of Twin Bridges. The Secured Letter of Credit Facility terminated on June 30, 2005 and was not renewed or extended. Twin Bridges also has informal arrangements with KeyBank and Smith Barney Citigroup pursuant to which Twin Bridges may obtain cash collateralized letters of credit. See Note 5.
      Amounts outstanding under these facilities were as follows:

	6/30/2005	12/31/2004

	Amount	Amount

Revolving Credit Facility	$1,000,000	$—
Secured Letter of Credit Facility and other cash collateralized letters of credit	6,269,678	4,390,738
Unsecured Letter of Credit	2,449,781	1,752,609

	$9,719,459	$6,143,347

      The credit facilities collectively require CRM to maintain a minimum level of members’ equity, which was waived at June 30, 2005.

Note 5.	Reinsurance Activity
      Pursuant to the reinsurance agreement with NY Marine & General, Twin Bridges reinsures 50% of liabilities arising from policies issued by NY Marine & General to self-insured groups managed by CRM and CRM CA. Under the agreement with NY Marine & General, Twin Bridges reinsures 50% of all the coverage it provides and receives 50% of the premiums paid to NY Marine & General by these groups. Twin Bridges allows NY Marine & General a ceding commission of 28% of the premium assumed by Twin Bridges to cover its acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of the premium assumed by Twin Bridges. The stop loss coverage limits its losses under its reinsurance agreement to 181.16% of the premium assumed by Twin Bridges, net of the ceding commission, and the cost of the stop-loss coverage and the U.S. federal excise tax. NY Marine & General in turn pays a 20% commission to CRM for any excess coverage placed with NY Marine & General by CRM or CRM CA.
      A summary of reinsurance premiums assumed consisted of the following:

For the Six Months Ended June 30,	2005	2004

Premiums assumed	2,798,512	2,592,100
Change in unearned reinsurance premiums	246,634	(469,175)

Net reinsurance premiums	3,045,146	2,122,925

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)
      No losses have been reported through June 30, 2005. Accordingly, no case reserves have been recorded. Changes in Twin Bridges’ liability for incurred but not reported losses and loss adjustment expenses (“LAE”) were as follows:

As at June 30,	2005	2004

Liability at beginning of period	$2,696,000	$167,917
Incurred losses and LAE relating to:
Current year	1,305,062	1,165,604
Prior years	—	—

Total incurred losses and LAE	1,305,062	1,165,604

Paid losses and LAE relating to:
Current year	—	—
Prior years	—	—

Total paid losses and LAE	—	—

Liability at end of period	$4,001,062	$1,333,521

      The reinsurance agreements require Twin Bridges to provide certain collateral to secure its obligations to NY Marine & General. Letters of credit in the aggregate principal amount of $8,719,459 and $3,306,046 at June 30, 2005 and 2004, respectively, were issued under the letter of credit facilities described in Note 4. Of these letters of credit, letters of credit in the aggregate principal amount of $6,269,678 and $2,318,282 at June 30, 2005 and 2004, respectively, were secured by cash and cash equivalents held with a carrying value in those amounts pursuant to the Secured Letter of Credit Facility and informal arrangements with KeyBank and Smith Barney Citigroup. The remaining letters of credit outstanding on those dates were issued pursuant to the Unsecured Letter of Credit Facility.

Note 6.	Contingencies
      In April 2005, a former general agent for one of the self-insured groups in California managed by CRM commenced litigation against CRM and CRM CA alleging that CRM wrongfully caused the general agent to be terminated as the general agent for the group and wrongfully assumed the general agent’s responsibilities to the group. The general agent also alleges that CRM had falsely accused the general agent and its principals of wrongfully diverting money and of other wrongful conduct. The general agent’s complaint does not seek a specific amount of damages. CRM intends to defend the litigation vigorously and has asserted counterclaims against the general agent for breach of contract, fraud and intentional interference with economic advantage and alleging that the general agent had wrongfully used confidential information it had received from CRM to establish a workers’ compensation self-insurance program for California automobile dealers. CRM has been collecting from the self-insured group the portion of the fees that would have been paid to the general agent under the arrangements that existed prior to its termination as the general agent. These fees totaled $268,008 as of June 30, 2005 and are being held by CRM pending the resolution of the disputes with the general agent. This amount is included in cash and cash equivalents, and a corresponding liability is included in accrued expenses, as of June 30, 2005 and this cash may be available to reduce the loan to the general agent described in Note 3.
      On December 29, 2004 H.F.C.A. Associates Corp. and 17 related companies, all of which were members or former members of the Healthcare Industry Trust of New York, or HITNY, sued HITNY and CRM in the Supreme Court of the State of New York, Ulster County, alleging, among other things, that the defendants had improperly terminated their membership in HITNY and failed to process claims on their behalf. The plaintiffs also alleged that CRM had engaged in self dealing and had committed a breach of fiduciary duties

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)
owed to them in connection with the placement of reinsurance for the members of HITNY. The complaint asks for damages of $1 million against both defendants and a judgment that the plaintiffs did not owe HITNY the outstanding premium for which they had been invoiced. HITNY answered the complaint, denying the plaintiffs’ material allegations. HITNY alleged that the plaintiffs’ membership had been properly terminated and asserted a counterclaim against the plaintiffs in the amount of $107,000 for unpaid premium. HITNY also asserted a claim against CRM alleging generally that if the plaintiffs suffered any damages they were caused by CRM’s actions or wrongdoing. CRM answered the complaint, denying the plaintiffs’ material allegations, including the allegations of self dealing and breach of fiduciary duty, and asserting a claim based on breach of contract and contribution against HITNY for whatever damages the plaintiffs may recover from CRM. This litigation is in its early stages; the parties have not yet exchanged any responses to discovery demands.
      No amount has been accrued in these combined financial statements for either claim as the outcomes are uncertain and a liability cannot be determined.

Note 7.	Segment Information
      The Company has two reportable segments: fee-based management services and reinsurance. The determination of these two segments was based on the Company’s methodology for monitoring the performance of the self-insured group business and reinsurance operations. The Company evaluates each segment based on management fees and commission income or reinsurance premiums earned, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment. The Company has not developed a methodology to allocate non-direct items of expense between the segments. Accordingly, all non-direct expenses are recorded as part of the fee based management services segment.

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)
      The following table sets forth the Company’s revenues, expenses, income before taxes and assets by business segment and on a combined basis:

	Six Months Ended June 30,

	2005	2004

Fee Based Management Services Segment
Revenues:
Management fees	$14,384,151	$12,221,141
Commission income	2,110,292	1,699,041
Interest income	13,390	17,038

Total revenues	$16,507,833	$13,937,220

Expenses
Interest expense	28,780	25,000
Depreciation	102,281	123,533
Operating expenses	14,270,726	11,193,596

Total expenses	14,401,787	11,342,129

Income before taxes	$2,106,046	$2,595,091

Total Assets (at end of period)	$5,093,003	$3,779,077

Reinsurance Segment
Revenues:
Net reinsurance premiums	$3,045,146	$2,122,925
Investment income, net of advisory fees	40,073	4,132

Total revenues	3,085,219	2,127,057
Expenses
Underwriting expenses[1]	2,343,971	1,876,737

Income before taxes	$741,248	$250,320

Total Assets (at end of period)	$11,531,579	$6,047,210

Combined
Total revenues	$19,593,052	$16,064,277
Total expenses	16,745,758	13,218,866

Income before taxes	$2,847,294	$2,845,411

Total Assets (at end of period)	$16,624,582	$9,826,287

1.	Underwriting expenses include policy acquisition costs, professional fees and losses and loss adjustment expenses.

Note 8.	Related Parties
      The Company conducts business with an insurance broker whose owners include an individual who is a shareholder and a director of Twin Bridges, and a member of CRM, CRM CA and Eimar. The Company pays the broker fees for business placed with several of the self insurance groups managed by the Company. In addition, the Company leases office space and purchases various liability, property and casualty insurance coverage from the broker. The following table represents amounts paid to the broker for services rendered:

Six Months ended June 30	2005	2004

Fees paid to general agents and brokers	$116,684	$121,337
Other operating expenses	27,948	30,410

	$144,632	$151,747

Compensation Risk Managers, LLC and Affiliates
Notes to Unaudited Combined Financial Statements — (Continued)
      Compensation Risk Managers Agency Captive, LLC (“Agency Captive”) is a licensed insurance broker that shares common ownership with the Company. Agency Captive was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM or CRM CA. Agency Captive currently holds the brokerage license that CRM and CRM CA use to place the excess coverage with U.S. admitted insurers and surety bonds on behalf of the self-insured groups they manage. Agency Captive receives the brokerage commissions which are then fully remitted to CRM or CRM CA, as applicable. The brokerage license is owned by Daniel G. Hickey, Jr., the Company’s Co-Chief Executive Officer and Chairman of the Board and one of its principal shareholders and members. Mr. Hickey, Jr. intends to transfer the license to CRM pursuant to an oral agreement, following which brokerage commissions will be paid directly to CRM.
      Included in selling, general and administrative expenses are guaranteed payments and bonuses to the members of the limited liability companies totaling $1,278,899 and $1,118,764 for the six month periods ended June 30, 2005 and 2004, respectively.

Report of Independent Registered Public Accounting Firm
To the Members of
Compensation Risk Manager, LLC and Affiliates
      We have audited the accompanying combined balance sheets of Compensation Risk Managers, LLC and Affiliates (the “Company”) as of December 31, 2004 and 2003 and the related combined statements of income and comprehensive net income, changes in stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
August 5, 2005

Compensation Risk Managers, LLC and Affiliates
Combined Balance Sheets
December 31

	2004	2003

Assets
Cash and cash equivalents	$1,576,479	$766,697
Cash and cash equivalents, restricted	4,398,342	1,000,000
Premiums receivable, net	3,758,139	2,139,620
Deferred policy acquisition costs	1,413,500	823,515
Property and equipment, net	912,956	792,192
Loans receivable	431,606	172,667
Prepaid expenses and other assets	233,289	187,655

Total assets	$12,724,311	$5,882,346

Liabilities and shareholders’ and members’ equity
Reserve for losses and loss adjustment expenses	$2,696,000	$167,917
Unearned reinsurance premiums	4,779,950	2,784,834
Unearned management fees	670,631	614,299
Unearned commission income	2,333,940	2,246,828
Fees payable to general agents and brokers	565,571	578,349
Accrued expenses	631,885	369,025
Borrowings under credit facilities	158,307	285,031

Total liabilities	11,836,284	7,046,283

Twin Bridges
Common stock	120,000	120,000
Additional paid-in capital	880,000	880,000
Retained earnings	834,891	(51,276)
LLC members’ equity (deficit)	(946,864)	(2,112,661)

Total shareholders’ and members’ equity	888,027	(1,163,937)

Total liabilities and shareholders’ and members’ equity	$12,724,311	$5,882,346

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Combined Statements of Income
Years Ended December 31

	2004	2003	2002

Revenues
Fee-based management services:
Management fees	$23,510,174	$17,889,315	$15,084,733
Commission income	4,145,552	2,931,813	2,529,592

	27,655,726	20,821,128	17,614,325
Net reinsurance premiums	5,109,883	253,167	—
Investment income, net of advisory fees	54,477	15,789	36,999

Total revenues	32,820,086	21,090,084	17,651,324

Expenses
Losses and loss adjustment expenses	2,528,083	167,917	—
Fees paid to general agents and brokers	9,507,546	7,829,685	7,650,629
Policy acquisition costs	1,511,065	74,865	—
Selling, general and administrative expenses	13,440,809	9,240,562	6,471,273
Interest expense	26,753	45,989	33,173

Total expenses	27,014,256	17,359,018	14,155,075

Income before taxes	5,805,830	3,731,066	3,496,249
Provision for income taxes	—	—	—

Net income	$5,805,830	$3,731,066	$3,496,249

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Combined Statements of Changes in Shareholders’ and Members’ Equity
Years Ended December 31

	Twin Bridges				Total
				LLC	Shareholders’
	Common	Paid-in	Retained	Members’	and Members’
	Stock	Capital	Earnings	Equity	Equity

Balance at January 1, 2002	$—	$—	$—	$896,636	$896,636
Net income				3,496,249	3,496,249
Distributions to members				(3,498,782)	(3,498,782)

Balances at December 31, 2002	—	—	—	894,103	894,103

Net income (loss)			(51,276)	3,782,342	3,731,066
Distributions to members				(6,789,106)	(6,789,106)
Issuance of common shares	120,000	880,000			1,000,000

Balances at December 31, 2003	120,000	880,000	(51,276)	(2,112,661)	(1,163,937)

Net income			886,167	4,919,663	5,805,830
Distributions to members				(3,753,866)	(3,753,866)

Balances at December 31, 2004	$120,000	$880,000	$834,891	$(946,864)	$888,027

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Combined Statements of Cash Flows
Years Ended December 31

	2004	2003	2002

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$5,805,830	$3,731,066	$3,496,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	189,474	179,336	108,035
Changes in:
Cash and cash equivalents, restricted	(3,398,342)	(1,000,000)	—
Premiums receivable, net	(1,618,519)	(2,139,620)	388,146
Deferred policy acquisition costs	(589,985)	(823,515)	—
Prepaid expenses and other assets	(45,634)	1,103,655	(1,228,708)
Reserve for losses and loss adjustment expenses	2,528,083	167,917	—
Unearned reinsurance premiums	1,995,116	2,784,834	—
Unearned management fee revenues	56,332	(1,174,676)	1,447,682
Unearned commission income	87,112	84,211	1,018,217
Fees payable to general agents and brokers	(12,778)	41,093	161,756
Accrued expenses	262,860	52,322	241,520

Net cash provided by operating activities	5,259,549	3,006,623	5,632,897

CASH FLOWS FROM INVESTING ACTIVITIES
Property and equipment	(310,238)	(175,442)	(694,813)
Loans receivable	(258,939)	(99,667)	(73,000)

Net cash used in investing activities	(569,177)	(275,109)	(767,813)

CASH FLOWS FROM FINANCING ACTIVITIES
Borrowings under credit facilities	(126,724)	(819,786)	935,631
Issuance of common stock — Twin Bridges	—	1,000,000	—
Distributions paid to LLC Members	(3,753,866)	(6,789,106)	(3,498,782)

Net cash used in financing activities	(3,880,590)	(6,608,892)	(2,563,151)

Net increase (decrease) in cash	809,282	(3,877,378)	2,301,933
Cash and cash equivalents
Beginning	766,697	4,644,075	2,342,142

Ending	$1,576,479	$766,697	$4,644,075

Supplemental Cash Flow Disclosures
Income taxes paid	$—	$—	$—

Interest paid	$26,351	$45,438	$31,494

See Notes to Combined Financial Statements.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements

Note 1.	Nature of Business and Significant Accounting Policies
Nature of Business
      These combined financial statements include the accounts of Compensation Risk Mangers, LLC (“CRM”), Compensation Risk Managers of California, LLC (“CRM CA”), Eimar, LLC (“Eimar”) and Twin Bridges (Bermuda) Ltd. (“Twin Bridges”) (collectively, “the Company”). These entities, in substance, have identical beneficial ownership, as more fully described in Note 6.
      CRM and CRM CA provide management and other services to self insured workers’ compensation groups (“self-insured groups”) in the states of New York and California, respectively. Eimar provides medical bill review and case management services to the aforementioned self-insured groups and other clients. Twin Bridges is registered in Bermuda as a Class 3 insurer and is authorized to carry on business in the capacity of a reinsurer. Twin Bridges has entered into a reinsurance arrangement with New York Marine & General Insurance Company (“NY Marine & General”) which provides excess workers compensation and employers’ liability insurance coverage to self-insured groups managed by CRM and CRM CA.
Basis of Accounting and Principles of Combination
      These combined financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. All significant inter-company transactions and balances have been eliminated in the combined financial statements.
Use of Estimates
      The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Those estimates are inherently subject to change, and actual results may ultimately differ materially from those estimates.
Fee-Based Management Services
      Revenues from fee-based management services include management fees received from self-insured groups for management and other services. In New York, the fees the Company receives from all but one of the self-insured groups are based on a percentage of the manual workers’ compensation rates set by the New York State Workers Compensation Board that are attributable to the members of the self-insured groups and the Company’s fees include claims management services. With respect to the self-insured groups in California and one of the self-insured groups in New York, the Company’s fees are based on a percentage of the premiums paid to the self-insured groups by their members. The self-insured groups in California pay the fees for claims management services directly to a third party administrator. The portion of such fees that is equal to related fees paid to general agents and brokers is recorded as revenue when payable by the group, which is the same time that fees paid to general agents and brokers are recorded. The balance of such fees is earned ratably over the period to which they apply. The portion of the balance of the management fees that relate to the remaining period at the balance sheet date is recorded as unearned management fee revenues. Revenue from medical bill review and case management services is also included in management fees, and is recorded as revenue as the services are rendered.
      The Company also receives commission income for excess coverage and surety bonds it places for these groups. Such commission income is earned ratably over the terms of the underlying insurance coverage and surety bonds. The portion of commission income that relates to the remaining term of the underlying insurance coverage at the balance sheet date is recorded as unearned commission income revenues. Commission income revenues for the placement of excess coverage represented placements with 7, 7 and 9 U.S. admitted insurers for the years ended December 31, 2004, 2003 and 2002, respectively. Commission

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
income from NY Marine & General represented 50%, 4% and 0% of such revenues for the years ended December 31, 2004, 2003 and 2002, respectively.
      During the years ended December 31, 2004, 2003 and 2002, the Company provided management and other related services to 12, 9 and 8 self-insured groups, respectively. During the years ended December 31, 2004, 2003 and 2002, 93%, 100% and 100% of fee-based management services revenues were from self-insured groups located in New York. The balance of such revenues earned in the year ended December 31, 2004 was from groups located in California.
      One self-insured group accounted for 38%, 47% and 48% of the Company’s fee-based management services revenues for the years ended December 31, 2004, 2003 and 2002, respectively. For the year ended December 31, 2004, the three largest self-insured groups, all located in New York, accounted for 74% of total fee-based management services revenue. For the year ended December 31, 2003, the four largest self-insured groups, all located in New York, accounted for 94% of total fee-based management services revenues. For the year ended December 31, 2002, the three largest self-insured groups, all located in New York, accounted for 91% of total fee-based management services revenues.
Reinsurance Premiums
      Management has evaluated its reinsurance arrangement with NY Marine & General and determined that insurance risk is transferred to Twin Bridges pursuant to this reinsurance agreement. Under Statement of Financial Accounting Standards (“SFAS”) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, this reinsurance agreement has been determined to be a short duration prospective contract and accordingly, reinsurance premiums are earned ratably over the term of the underlying excess coverage policy. The portion of the reinsurance premiums that relate to the remaining term of the reinsurance policy at the balance sheet date is recorded as unearned reinsurance premiums. Such reinsurance premiums are subject to adjustment based upon modification to the premiums charged on the underlying excess coverage policy. Such adjustments are reflected in current operations when estimable.
Cash and Cash Equivalents
      The Company considers all highly liquid debt instruments purchased with maturities of three months or less to be cash equivalents. At times, management maintains cash balances in excess of insured limits and believes they do not represent a significant credit risk to the Company. Certain cash and cash equivalent balances have been pledged as security under certain credit facilities, as more fully described in Note 5 and Note 7.
Premiums Receivable
      Premiums receivable pursuant to reinsurance agreements are carried at face value less any allowance for doubtful accounts. At December 31, 2004, 2003 and 2002, no allowance was deemed necessary. No receivable balances were written off during the years ended December 31, 2004, 2003 and 2002.
Policy Acquisition Costs
      Policy acquisition costs are comprised of ceding commissions and U.S. federal excise tax costs incurred pursuant to the Company’s reinsurance agreement with NY Marine & General. These costs are deferred and amortized as the related reinsurance premiums are earned or recorded. The Company considers estimated investment income in determining the recoverability of these costs. The Company believes that these costs are fully recoverable at December 31, 2004 and 2003.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
Property and Equipment
      Property and equipment is stated at cost, less accumulated depreciation and amortization, and is depreciated using straight-line and other methods that approximate the straight-line method over the estimated useful lives of the assets.
Reserve for Losses and Loss Adjustment Expenses
      The reserve for losses and loss adjustment expenses represents an estimate of the ultimate cost of all reported and unreported losses and loss adjustment expenses assumed pursuant to reinsurance agreements associated with reported claims and claims incurred but not reported which are unpaid at the balance sheet date. This liability is estimated using actuarial studies of individual case-basis valuations, statistical analyses and industry data. Management believes that its aggregate liability for losses and loss adjustment expenses at year-end represent its best estimate, based on available data, of the amounts necessary to settle the ultimate cost of expected losses and loss adjustment expenses. However, Twin Bridges has only been in existence since December 2003 and thus has limited loss experience, and due to the relatively small population of underlying risks, Twin Bridges is exposed to an increased likelihood that actual results may not conform to the Company’s estimates. These estimates also are subject to the effects of trends in loss severity and frequency risks and other trends such as fluctuations in inflation, prevailing economic, social and judicial trends, legislative changes and internal and third party claims handling procedures. There also may be a significant delay between the occurrence of the insured event and the time it is actually reported to us. Accordingly, the ultimate settlement of losses and related loss adjustment expenses may vary significantly from the estimates included in the Company’s financial statements. These estimates are reviewed regularly and are adjusted as experience develops or new information becomes known. Any such adjustments are included in income in the period in which they are made.
Advertising Costs
      Advertising costs, including selling and marketing expenses, are expensed as incurred. Advertising costs totaling $1,065,763, $509,415 and $289,408 were included in selling, general and administrative expenses for the years ended December 31, 2004, 2003 and 2002, respectively.
Income Taxes
      CRM, CRM CA and Eimar have been organized as limited liability companies. The members of a limited liability company are taxed on their proportionate share of the company’s taxable income. Therefore, no provision or liability for federal and state income taxes has been included in the financial statements.
      Twin Bridges has received an undertaking from the Bermuda Minister of Finance assuring it that if any legislation is enacted in Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to Twin Bridges or any of its operations, shares, debentures or other obligations until March 28, 2016.
Segment Reporting
      The Company manages its operations through two reportable segments, fee-based management services and reinsurance. Certain information about segment operations is addressed in Note 14.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)

Note 2.	Deferred Policy Acquisition Costs
      Changes in deferred policy acquisition costs are as follows:

As of December 31,	2004	2003

Balance at beginning of year	$823,515	$—

Policy acquisition costs deferred:
Ceding commissions	2,030,000	868,000
Other	71,050	30,380

	2,101,050	898,380
Amortization of policy acquisition costs	(1,511,065)	(74,865)

Net change	589,985	823,515

Balance at end of year	$1,413,500	$823,515

Note 3.	Property and Equipment
      Property and equipment is stated at cost and summarized as follows:

As of December 31,	2004	2003	2002

Furniture & fixtures	$504,158	$316,994	$298,068
Computer equipment	481,716	399,410	286,193
Automobiles	84,924	116,372	116,372
Leasehold improvements	281,593	281,593	243,918

	1,352,391	1,114,369	944,551
Less accumulated depreciation and amortization	(439,435)	(322,177)	(148,465)

	$912,956	$792,192	$796,086

Note 4.	Loans Receivable
      The Company has extended credit through loan arrangements as follows:

As of December 31,	2004	2003	2002

Working capital loan to a general agent and its principals in connection with a self-insured group managed by CRM, which consisted of monthly advances from November, 2003 through June, 2004 totalling $468,783, at which time monthly payments of $14,261 including principal and interest at 6% per annum over 36 months commenced	$396,379	$130,000	$—
Employee loan with an initial principal of $73,000, with repayment terms extending to 2006 and bearing interest at 6% per annum	35,227	42,667	73,000

	$431,606	$172,667	$73,000

      Interest on loans receivable is recorded on the accrual basis except for loans in default. No interest is accrued on loans in default.
      Subsequent to December 31, 2004, the general agent and its principals failed to make timely installment payments due under the working capital loan and the Company has declared the loan in default and

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
immediately due and payable in full and brought an action against the borrowers for collection. Management has assessed the likelihood of collecting the working capital loan and believes all amounts will ultimately be collected. Accordingly, no provision for uncollectible amounts has been recorded. See Note 11.

Note 5.	Credit Facilities
      CRM entered into a revolving credit facility with KeyBank National Association, or KeyBank, under which CRM was entitled to borrow up to $3 million until June 30, 2005. The facility was subsequently amended in May 2005 to permit CRM to borrow up to $5 million until December 31, 2005. Borrowings under the facility may be used for general business purposes, including distributions to members. Loans under the facility are due on demand and any loan outstanding on December 31, 2005, if not sooner demanded, shall be fully amortized in 12 equal monthly installments. Interest on the loans outstanding under the facility is payable monthly at a rate per annum equal to KeyBank’s prime rate from time to time. All of CRM’s obligations under the facility are secured by a lien on substantially all of CRM’s assets and by the personal guarantees of CRM’s shareholders. The facility limits CRM’s ability to purchase or sell assets otherwise than in the ordinary course of business, prohibits CRM from permitting any liens on its assets, subject to customary exceptions, prohibits CRM from incurring debt for borrowed money, including leases, except for trade debt incurred in the normal course of business and indebtedness or leases for term loans, leases, vehicles or equipment of up to $400,000, limits mergers and consolidations of CRM and prohibits investments and loans by CRM.
      The weighted average interest rate on borrowings under this line of credit was 4.4%, 7.2% and 4.2% for the years ended December 31, 2004, 2003 and 2002 respectively.
      Under Twin Bridges’ contract with NY Marine & General, Twin Bridges is required to post security, which may be in the form of letters of credit issued by an acceptable bank, in order to secure any unpaid liabilities under the contract. Twin Bridges has entered into a letter of credit loan facility (the “Unsecured Letter of Credit Facility”) with KeyBank under which Twin Bridges is entitled to draw letters of credit in the principal amount of up to $3 million, for which Twin Bridges pays a fee of 1.50% of the principal amount of each letter of credit drawn. Any payments under the letters of credit must be repaid by Twin Bridges within 90 days. The letter of credit loan facility terminated on June 30, 2005 but was subsequently extended until September 30, 2005. The loan agreement contains covenants similar to the covenants in CRM’s revolving credit facility with KeyBank described above. The borrowings outstanding under it have been guaranteed by the shareholders of Twin Bridges. In addition, Twin Bridges entered into a second letter of credit loan facility (the “Secured Letter of Credit Facility”) under which Twin Bridges was entitled to draw letters of credit in the principal amount of up to $7.5 million, for which Twin Bridges paid a fee of 1.50% of the principal amount of each letter of credit drawn. Any payments under the letters of credit were required to be repaid by Twin Bridges within 90 days. Any letter of credit issued under the Secured Letter of Credit Facility was secured by cash and cash equivalents held in a carrying value in equal amount and guaranteed by the shareholders of Twin Bridges. The Secured Letter of Credit Facility terminated on June 30, 2005 and was not renewed or extended. Twin Bridges also has informal arrangements with KeyBank and Smith Barney Citigroup pursuant to which Twin Bridges may obtain cash collateralized letters of credit. See Note 7.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
      Amounts outstanding under these facilities and the period end interest rates were as follows:

	12/31/2004	12/31/2003

	Amount	Amount

Revolving Credit Facility	$—	$—
Secured Letter of Credit Facility and other cash collateralized letters of credit	4,390,738	1,000,000
Unsecured Letter of Credit Facility	1,752,609	500,000

	$6,143,347	$1,500,000

      The credit facilities collectively require the Company to maintain a minimum level of members’ equity, which was waived at December 31, 2004.

Note 6.	Shareholders’ and Members’ Equity
      As limited liability companies, CRM, CRM CA and Eimar do not have outstanding shares; rather, ownership is evidenced through membership agreements.
      Twin Bridges was formed in 2003 and issued 120,000 commons shares for $120,000 and also received $880,000 as contributed surplus and not in respect of subscription for shares. The authorized share capital of Twin Bridges is 120,000 common shares of the par value $1 each, of which 120,000 shares are issued and outstanding at December 31, 2004 and 2003.
      The underlying shareholders and ownership interest of Twin Bridges are substantially equivalent to the members and ownership percentages of CRM and Eimar. CRM CA is a wholly-owned subsidiary of CRM.

Note 7.	Reinsurance Activity
      Pursuant to the reinsurance agreement with NY Marine & General, Twin Bridges reinsures 50% of liabilities arising from policies issued by NY Marine & General to self-insured groups managed by CRM and CRM CA. Under the agreement with NY Marine & General, Twin Bridges reinsures 50% of all the coverage it provides and receives 50% of the premiums paid to NY Marine & General by these groups. Twin Bridges allows NY Marine & General a ceding commission of 28% of the premium assumed by Twin Bridges to cover its acquisition, general and administrative expenses, a further 2% for stop-loss coverage and 1% to cover the U.S. federal excise tax, or a total of 31% of the premium assumed by Twin Bridges. The stop loss coverage limits its losses under its reinsurance agreement to 181.16% of the premium assumed by Twin Bridges, net of the ceding commission, and the cost of the stop-loss coverage and the U.S. federal excise tax. NY Marine & General in turn pays a 20% commission to CRM for any excess coverage placed with NY Marine & General by CRM or CRM CA, as described in Note 1.
      A summary of reinsurance premiums assumed consisted of the following:

Years Ended December 31,	2004	2003	2002

Premiums assumed	$7,105,000	$3,038,000	$—
Change in unearned reinsurance premiums	(1,995,117)	(2,784,833)	—

Net reinsurance premiums	$5,109,883	$253,167	$—

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
      No losses have been reported through December 31, 2004. Accordingly, no case reserves have been recorded. Changes in Twin Bridges’ liability for incurred but not reported losses and loss adjustment expenses (“LAE”) were as follows:

As of December 31,	2004	2003	2002

Liability at beginning of year	$167,917	$—	$—

Incurred losses and LAE relating to:
Current year	2,528,083	167,917	—
Prior year	—	—	—

Total incurred losses and LAE	2,528,083	167,917	—

Paid losses and LAE relating to:
Current year	—	—	—
Prior year	—	—	—

Total paid losses and LAE	—	—	—

Liability at end of year	$2,696,000	$167,917	$—

      The reinsurance agreements require Twin Bridges to provide certain collateral to secure its obligations to NY Marine & General. Letters of credit in the aggregate principal amount of $6,143,347 and $1,500,000 at December 31, 2004 and 2003, respectively, were issued under the letter of credit facilities described in Note 5. Of these letters of credit, letters of credit in the aggregate principal amount of $4,398,342 and $1,000,000 at December 31, 2004 and 2003, respectively, were secured by cash and cash equivalents held with a carrying value in those amounts pursuant to the Secured Letter of Credit Facility and informal arrangements with KeyBank and Smith Barney Citigroup. The balance of the letters of credit outstanding on those dates was issued pursuant to the Unsecured Letter of Credit Facility.

Note 8.	Lease Commitments
      The Company leases transportation vehicles, office space, and office equipment under various operating lease agreements. Total minimum future lease payments under these leases are approximately as follows:

Years ending December 31,

2005	$493,000
2006	333,000
2007	172,000
2008	128,000
2009	91,000

$1,217,000

      Rent expense was approximately $313,000, $216,000 and $156,000 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 9.	Retirement Plan
      In 2001 the Company established a 401(k) profit sharing plan for employees meeting certain age and service requirements as defined by the plan. Eligible employees may contribute up to statutory limits. The Company makes matching contributions of 50% of an employee’s annual contribution until the employee has contributed 3% of annual compensation. The Company may also make a discretionary annual profit sharing

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
contribution to the plan. Employer matching contributions to the plan were approximately $31,300, $27,300 and $17,300 for the years ended December 31, 2004, 2003 and 2002, respectively. No discretionary contributions were made for any of those years.

Note 10.	Related Parties
      The Company conducts business with an insurance broker whose owners include an individual who is a shareholder and a director of Twin Bridges, and a member of CRM, CRM CA and Eimar. The Company pays the broker fees for business placed with several of the self insurance groups managed by the Company. In addition, the Company leases office space and purchases various liability, property and casualty insurance coverage from the broker. The following table represents amounts paid to the broker for services rendered:

Years Ended December 31,	2004	2003	2002

Fees paid to general agents and brokers	$229,124	$257,355	$290,442
Other operating expenses	39,969	44,986	29,928

	$269,093	$302,341	$320,370

      Compensation Risk Managers Agency Captive, LLC, (“Agency Captive”), is a licensed insurance broker that shares common ownership with the Company. Agency Captive was originally formed to underwrite a business unrelated to the self-insured groups managed by CRM or CRM CA. Agency Captive currently holds the brokerage license that CRM and CRM CA use to place the excess coverage with U.S. admitted insurers and surety bonds on behalf of the self-insured groups they manage. Agency Captive receives the brokerage commissions which are then fully remitted to CRM or CRM CA, as applicable. The brokerage license is owned by Daniel G. Hickey, Jr., the Company’s Co-Chief Executive Officer and Chairman of the Board and one of its principal shareholders and members. Mr. Hickey, Jr. intends to transfer the license to CRM pursuant to an oral agreement, following which brokerage commissions will be paid directly to CRM.
      Included in selling, general and administrative expenses are guaranteed payments and bonuses to the members of the limited liability companies totaling $2,271,786, $1,775,792 and $1,877,458 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 11.	Contingencies
      In April 2005, a former general agent for one of the self-insured groups in California managed by CRM commenced litigation against CRM and CRM CA alleging that CRM wrongfully caused the general agent to be terminated as the general agent for the group and wrongfully assumed the general agent’s responsibilities to the group. The general agent also alleges that CRM had falsely accused the general agent and its principals of wrongfully diverting money and of other wrongful conduct. The general agent’s complaint does not seek a specific amount of damages. CRM intends to defend the litigation vigorously and has asserted counterclaims against the general agent for breach of contract, fraud and intentional interference with economic advantage and alleging that the general agent had wrongfully used confidential information it had received from CRM to establish a workers’ compensation self-insurance program for California automobile dealers. CRM has been collecting from the self-insured group the portion of the fees that would have been paid to the general agent under the arrangements that existed prior to its termination as the general agent. These fees totaled $268,008 as of June 30, 2005 and are being held by CRM pending the resolution of the disputes with the general agent. This amount is included in cash and cash equivalents, and a corresponding liability is included in accrued expenses, as of June 30, 2005 and this cash may be available to reduce the loan to the general agent described in Note 4.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
      On December 29, 2004 H.F.C.A. Associates Corp. and 17 related companies, all of which were members or former members of the Healthcare Industry Trust of New York, or HITNY, sued HITNY and CRM in the Supreme Court of the State of New York, Ulster County, alleging, among other things, that the defendants had improperly terminated their membership in HITNY and failed to process claims on their behalf. The plaintiffs also alleged that CRM had engaged in self dealing and had committed a breach of fiduciary duties owed to them in connection with the placement of reinsurance for the members of HITNY. The complaint asks for damages of $1 million against both defendants and a judgment that the plaintiffs did not owe HITNY the outstanding premium for which they had been invoiced. HITNY answered the complaint, denying the plaintiffs’ material allegations. HITNY alleged that the plaintiffs’ membership had been properly terminated and asserted a counterclaim against the plaintiffs in the amount of $107,000 for unpaid premium. HITNY also asserted a claim against CRM alleging generally that if the plaintiffs suffered any damages they were caused by CRM’s actions or wrongdoing. CRM answered the complaint, denying the plaintiffs’ material allegations, including the allegations of self dealing and breach of fiduciary duty, and asserting a claim based on breach of contract and contribution against HITNY for whatever damages the plaintiffs may recover from CRM. This litigation is in its early stages; the parties have not yet exchanged any responses to discovery demands.
      No amount has been accrued in these combined financial statements for either claim as the outcomes are uncertain and a liability cannot be determined.

Note 12.	Fair Value of Financial Instruments
      Statement of Financial Accounting Standards (“SFAS”) No. 107, Disclosures about Fair Value of Financial Instruments, requires companies to disclose the fair value information about their financial instruments. SFAS No. 107 excludes certain insurance related financial assets and liabilities and all non-financial instruments from its disclosure requirements.
      Because of the short-term nature of cash and cash equivalents, premiums and other accounts receivable, and employee loans receivable, their carrying value approximates their estimated fair value. Any borrowings under credit facilities bear variable interest rates, thus their carrying value approximates their fair value. Due to the nature of the litigation with regard to the working capital loan receivable described in Note 4, it is not practicable to estimate its fair value.

Note 13.	Statutory Requirements
      Under The Insurance Act 1978 of Bermuda and related regulations (the “Act”), Twin Bridges is required to prepare Statutory Financial Statements and to file a Statutory Financial Return. The Act also requires Twin Bridges to meet certain minimum capital and surplus requirements. To satisfy these requirements, Twin Bridges was required to maintain a minimum level of statutory capital and surplus of $1,821,450 at December 31, 2004. Because Twin Bridges made its first statutory filing for the 13 months ended December 31, 2004, no Statutory Financial Statements were filed for 2003.
      Statutory capital and surplus as reported under the Act is different from shareholder’s equity as determined in conformity with accounting principles generally accepted in the United States of America (“GAAP”) due to certain items that are capitalized under GAAP but expensed under the Act.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
      At December 31, 2004 and 2003, the reconciling items are as follows:

As of December 31,	2004	2003

Shareholders’ equity, per GAAP	$1,834,891	$948,724
Reconciling items:
Prepaid expenses	(4,885)	—

Statutory capital and surplus, per The Act	$1,830,006	$948,724

      The Twin Bridges is also required to maintain a minimum liquidity ratio, whereby the value of its relevant assets must be not less than 75% of its relevant liabilities. Twin Bridges met this test at December 31, 2004.
      Under the Act, the value of the general business assets of a Class 3 insurer such as Twin Bridges must exceed the amount of its general business liabilities by an amount greater than the prescribed solvency margin. Twin Bridges is required, with respect to its general business, to maintain a minimum solvency margin equal to the greatest of:

(A) $1,000,000

(B)	Net Premium Written (“NPW”)	Prescribed Amount
	Up to $6,000,000	20% of NPW
	Greater than $6,000,000	The aggregate of $1,200,000 and 15% of the amount by which NPW exceeds $6,000,000 in that year; and

(C)	15% of the aggregate of the insurer’s loss expense provisions and other general business insurance reserves.
Generally, net premium written equals gross premium written after deduction of any premium added by the insurer for reinsurance.
      Twin Bridges is prohibited from declaring or paying any dividends during any financial year if it is in breach of its solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Twin Bridges will be prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year. Twin Bridges is prohibited, without prior approval from the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year’s financial statements Additionally, under the Act, Twin Bridges may not declare or pay a dividend out of retained earnings, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is or would be unable to pay its liabilities as they become due, or the realizable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

Note 14.	Segment Information
      The Company has two reportable segments, fee-based management services and reinsurance. The determination of these two segments was based on the Company’s methodology for monitoring the performance of the self-insured group business and reinsurance operations. The Company evaluates each segment based on management fees and commission income or reinsurance premiums earned, as applicable, including items of revenue and expense that are associated with, and directly related to, each segment. The Company has not developed a methodology to allocate non-direct items of expense between the segments. Accordingly, all non-direct expenses are recorded as part of the fee based management services segment. Accounting policies of the segments are the same as those described in Note 1.

Compensation Risk Managers, LLC and Affiliates
Notes to Combined Financial Statements — (Continued)
      The following table sets forth the Company’s revenues, expenses, income before taxes and total assets by business segment and on a combined basis:

	Years Ended December 31,

	2004	2003	2002

Fee Based Management Services Segment
Revenues:
Management fees	$23,510,174	$17,889,315	$15,084,733
Commission income	4,145,552	2,931,813	2,529,592
Interest income	32,807	15,701	36,999

Total revenues	$27,688,533	$20,836,829	$17,651,324

Expenses
Interest expense	26,753	45,989	33,173
Depreciation	189,474	179,336	108,035
Operating expenses	22,552,643	16,829,162	14,013,867

Total expenses	22,768,870	17,054,487	14,155,075

Income before taxes	$4,919,663	$3,782,342	$3,496,249

Total Assets	$3,126,938	$1,919,123	$6,804,471

Reinsurance Segment
Revenues:
Net reinsurance premiums	$5,109,883	$253,167	$—
Interest income	21,670	88	—

Total revenues	5,131,553	253,255	—
Expenses
Underwriting expenses(1)	4,245,386	304,531	—

Income before taxes	$886,167	$(51,276)	$—

Total Assets	$9,597,373	$3,963,223	$—

Combined
Total revenues	$32,820,086	$21,090,084	$17,651,324
Total expenses	27,014,256	17,359,018	14,155,075

Income before taxes	$5,805,830	$3,731,066	$3,496,249

Total Assets	$12,724,311	$5,882,346	$6,804,471

1.	Underwriting expenses include policy acquisition costs, professional fees and losses and loss adjustment expenses.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Shareholders of
CRM Holdings, Ltd. (in formation)
      We have audited the accompanying balance sheet of CRM Holdings, Ltd. (in formation) (the “Company”) as of September 7, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility to express an opinion on these financial statements based on our audit.
      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amount and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
      In our opinion, the Company’s financial statements present fairly, in all material respects, the financial position of the Company as of September 7, 2005 in conformity with accounting principles generally accepted in the United States.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
September 19, 2005

CRM Holdings, Ltd. (In formation)
Balance Sheet
September 7, 2005

Assets
Cash	$12,000

Total Assets	$12,000

Shareholders’ Equity
Common Shares, $0.01 par value; 50,000,000,000 shares authorized; 1,200,000 shares issued and outstanding	$12,000

Total Shareholders’ Equity	$12,000

Note to Balance Sheet

1.	Organization and Purpose
      CRM Holdings, Ltd. (“CRM Holdings”) was incorporated in Bermuda on September 7, 2005. In connection with its formation, CRM Holdings issued 1,200,000 common shares for $12,000 to Reid Finance Ltd., an affiliate of Appleby Spurling Hunter.
      CRM Holdings was formed in preparation for the restructuring of certain insurance and related companies and an initial public offering of its common shares. CRM Holdings will acquire substantially all of the assets and liabilities of Compensation Risk Managers, LLC (“CRM”), Compensation Risk Managers of California, LLC (“CRM CA”), EIMAR, L.L.C. (“Eimar”), and Twin Bridges (Bermuda) Ltd. (“Twin Bridges”). These entities, in substance, have identical beneficial ownership. CRM, CRM CA and Eimar will first be converted from limited liability companies into corporations. The shareholders will contribute all of their interests in CRM and Eimar to CRM USA Holdings Inc. which will be a wholly owned subsidiary of CRM Holdings and will hold all of the outstanding shares of the U.S. subsidiaries of CRM Holdings. In exchange, the shareholders will receive shares issued by CRM USA Holdings Inc. The shareholders will then contribute their CRM USA Holdings shares to CRM Holdings in exchange for common shares of CRM Holdings. CRM will then distribute its shares in CRM CA to CRM USA Holdings. In addition, the shareholders will contribute all of their interests in Twin Bridges to CRM Holdings in exchange for common shares of CRM Holdings.
      Other than the receipt and deposit of its initial capital, CRM Holdings has not been active. Initial public offering costs incurred to date are the obligation of CRM. Upon completion of the offering, these costs will be transferred to CRM Holdings and recorded as a reduction of paid-in capital.

                                     Common Shares
CRM Holdings, Ltd.

PROSPECTUS

Sandler O’Neill & Partners, L.P.	KeyBanc Capital Markets
                            , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.
      The expenses in connection with the registration of the common shares covered by this prospectus are set forth in the following table. All amounts except the registration and NASD filing fee are estimated:

Securities and Exchange Commission registration fee
NASD filing fee
Printing and engraving expenses		*
Accounting fees and expenses		*
Legal fees and expenses		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.
      All expenses in connection with the issuance and distribution of the securities being offered shall be borne by the registrant, other than underwriting discounts and selling commissions, if any.

Item 14.	Indemnification of Directors and Officers.
      The amended and restated bye-laws of the Registrant provide for the indemnification of the Registrant’s officers and directors, members of a (duly constituted) committee and any resident representative (and their respective heirs, executors or administrators), each referred to as an “Indemnified Person,” against all actions, costs, charges, liabilities, loss, damage or expense to the full extent permitted by Bermuda law, incurred or suffered by such party by reason of any act done, conceived in or omitted in the conduct of the Registrant’s business or in the discharge of his/her duties; provided that such indemnification shall not extend to any matter which would render it void pursuant to the Companies Act 1981 (the “Companies Act”) as in effect from time to time in Bermuda.
      The Registrant’s amended and restated bye-laws state that an Indemnified Person shall be indemnified out of the funds of the Registrant against all liabilities incurred by him or her by reason of any act done, conceived in or omitted in the conduct of the Registrant’s business or in the discharge of his or her duties, in defending any proceedings, whether civil or criminal, in which judgment is given in his or her favor, or in which he or she is acquitted, or in connection with the application under the Companies Act in which relief is granted to him or her by the court.
      In addition, each shareholder and the Registrant agree to waive any claim or right of action such shareholder or it may have at any time, whether individually or by or in the right of the Registrant against any Indemnified Person on account of any action taken by such person in the performance of his or her duties with or for the Registrant; provided that such waiver shall not apply to any claims or rights of action which would render it void pursuant to the Companies Act as in effect from time to time in Bermuda, and any claim or rights of action arising out of fraud or dishonesty on the part of such Indemnified Person or with respect to the recovery of any gain, personal profit or advantage to which such Indemnified Person is not legally entitled.
      The Companies Act provides that a Bermuda company may indemnify its directors in respect of any loss arising or liability attaching to them as a result of any negligence, default, breach of duty or breach of trust of which they may be guilty. However, the Companies Act also provides that any provision, whether contained in the company’s bye-laws or in a contract or arrangement between the company and the director, indemnifying a director against any liability which would attach to him in respect of his fraud or dishonesty will be void.
      Reference is made to the form of Underwriting Agreement filed as Exhibit 1.1 hereto for provisions providing that the Underwriters are obligated, under certain circumstances, to indemnify the directors, certain officers and the controlling persons of the Registrant against certain liabilities under the U.S. Securities Act of 1933, as amended (the “Securities Act”).

Item 15.	Recent Sales of Unregistered Securities.
      The Registrant was incorporated in Bermuda on September 7, 2005 under the laws of Bermuda. In connection with the formation, the Registrant issued 1,200,000 shares of common stock for $12,000 to Reid Finance Ltd., an affiliate of Appleby Spurling Hunter, pursuant to an exemption provided by Section 4(2) of the Securities Act.

Item 16.	Exhibits and Financial Statement Schedules.
      (a) Exhibits

Exhibit
Number	Description

†1.1	Underwriting Agreement by and between the Company and Sandler O’Neill & Partners, L.P. and KeyBank Capital Markets, dated ● , 2005
†2.1	Reorganization Agreement
3.1	Memorandum of Association of the Company
3.2	Bye-Laws of the Company
†4.1	Form of Common Share Certificate
†5.1	Opinion of Appleby Spurling Hunter
†10.1	Form of Employment Agreement of Daniel G. Hickey, Jr., dated ● , 2005
†10.2	Form of Employment Agreement of Martin D. Rakoff, dated ● , 2005
10.3	Interest and Liabilities Contract to Workers’ Compensation and Employer’s Liability Proportional Reinsurance Agreement, between New York Marine & General Insurance Company and Twin Bridges (Bermuda) Limited, effective December 1, 2003
10.4	Lease Agreement between Oakwood Partners L.L.C. and Compensation Risk Managers, LLC, dated August 5, 2005
10.5	Loan Agreement, dated October 28, 2004, between Compensation Risk Managers, LLC and KeyBank National Association
10.6	Amended and Restated Loan Agreement, dated May 5, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement, between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004)
10.7	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($3 million loan)
10.8	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($7.5 million loan)
†21.1	List of subsidiaries of the Company
23.1	Consent of Johnson Lambert & Co.
†23.5	Consent of Appleby Spurling Hunter (included in Exhibit 5.1)
24.1	Power of Attorney (included on signature page)

†	To be filed by amendment.
      (b) Financial Statement Schedules for Compensation Risk Managers, LLC and Affiliates
      Report of Independent Registered Public Accounting Firm on Financial Statement Schedules.
      Schedule III — Supplementary insurance information.
      Schedule IV — Reinsurance.
      Schedule VI — Supplemental information concerning property-casualty insurance operations.
      Financial Statement Schedules III, IV and VI for Compensation Risk Managers, LLC and its affiliates are included on II-4, II-5 and II-6, respectively. All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are omitted because they are not required, are not applicable or the information is included in the financial statements or notes thereto.

Report of Independent Registered Public Accounting Firm on
Financial Statement Schedules
To the Members of
Compensation Risk Managers, LLC and Affiliates
      The audits referred to in our report dated August 5, 2005 include the related financial statement schedules as of December 31, 2004, and for each of the years in the three-year period ended December 31, 2004, included in this Registration Statement on Form S-1. These financial statement schedules are the responsibility of Compensation Risk Managers, LLC’s management. Our responsibility is to express an opinion on these financial statement schedules based on our audits. In our opinion, such financial statement schedules, when considered in relation to the combined financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

/s/ JOHNSON LAMBERT & CO.
Reston, Virginia
August 5, 2005

Compensation Risk Managers, LLC and Affiliates
Schedule III – Supplementary Insurance Information

		Future policy		Other		Investment
	Deferred	benefits,		policy		income,	Losses and	Amortization
	policy	losses and	Unearned	claims and	Net	net of	loss	of policy	Other
	acquisition	loss	reinsurance	benefits	reinsurance	advisory	adjustment	acquisition	underwriting	Premiums
	costs	expenses	premiums	payable	premiums	fees	expenses	costs	expenses	written

2004	$1,413,500	$2,696,000	$4,779,950	$—	$5,109,883	$21,670	$2,528,083	$1,511,065	$206,238	$7,105,000

2003	823,515	167,917	2,784,834	—	253,167	88	167,917	74,865	61,749	3,038,000

Compensation Risk Managers, LLC and Affiliates
Schedule IV — Reinsurance

					Percentage
		Ceded to	Assumed		of amount
	Direct	other	from other		assumed to
	amount	companies	companies	Net amount	net

Workers’ Compensation Insurance:
2004	$—	$—	$5,109,883	$5,109,883	100%
2003	—	—	253,167	253,167	100%

Compensation Risk Managers, LLC and Affiliates
Schedule VI – Supplemental Information Concerning Insurance Operations

Incurred losses
and loss
adjustment
		Reserve for				Investment	expenses			Paid claims
	Deferred	losses and				income,	related to:		Amortization	and
	policy	loss		Unearned	Net	net of			of policy	claim
	acquisition	adjustment	Discount	reinsurance	reinsurance	advisory	Current	Prior	acquisition	adjustment	Premiums
	costs	expenses	reserves	premiums	premiums	fees	year	year	costs	expenses	written

2004	$1,413,500	$2,696,000	$—	$4,779,950	$5,109,883	$21,670	$2,528,083	$—	$1,511,065	$—	$7,105,000

2003	823,515	167,917	—	2,784,834	253,167	88	167,917	—	74,865	—	3,038,000

Item 17.	Undertakings.
      The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.
      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.
      The Registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

(2) For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on this 19th day of September, 2005.

CRM Holdings, Ltd.

/s/ Daniel G. Hickey, Jr.

Daniel G. Hickey, Jr.
Co-Chief Executive Officer

/s/ Martin D. Rakoff.

Martin D. Rakoff
Co-Chief Executive Officer
      KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below does hereby constitute and appoint Daniel G. Hickey, Jr. and Martin D. Rakoff and each of them, with full power of substitution and full power to act, his true and lawful attorney-in-fact and agent to act for him in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, any and all registration statements filed pursuant to Rule 462(b) of the Securities Act of 1933 (including post-effective amendments) to register additional securities and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in order to effectuate the same as fully, to all intents and purposes, as they or he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Daniel G. Hickey, Jr. Daniel G. Hickey, Jr.	Co-Chief Executive Officer and Chairman of the Board	September 19, 2005

/s/ Martin D. Rakoff Martin D. Rakoff	Co-Chief Executive Officer and Deputy Chairman of the Board	September 19, 2005

/s/ James J. Scardino James J. Scardino	Chief Financial Officer	September 19, 2005

/s/ Daniel G. Hickey, Sr. Daniel G. Hickey, Sr.	Director	September 19, 2005

/s/ David M. Birsner David M. Birsner	Director	September 19, 2005

Signature	Title	Date

/s/ Philip J. Magnarella Philip J. Magnarella	Director	September 19, 2005

/s/ Louis Rosner, Esq. Louis Rosner	Director	September 19, 2005

/s/ Sal Patafio Sal Patafio	Director	September 19, 2005

/s/ Daniel G. Hickey, Jr. Daniel G. Hickey, Jr.	Authorized Representative in the United States	September 19, 2005

Exhibit Index

Exhibit
Number		Description

†	1.1	Underwriting Agreement by and between the Company and Sandler O’Neill & Partners, L.P. and KeyBank Capital Markets, dated ● , 2005
†	2.1	Reorganization Agreement
	3.1	Memorandum of Association of the Company
	3.2	Bye-Laws of the Company
†	4.1	Form of Common Share Certificate
†	5.1	Opinion of Appleby Spurling Hunter
†	10.1	Form of Employment Agreement of Daniel G. Hickey, Jr., dated ● , 2005
†	10.2	Form of Employment Agreement of Martin D. Rakoff, dated ● , 2005
	10.3	Interest and Liabilities Contract to Workers’ Compensation and Employer’s Liability Proportional Reinsurance Agreement, between New York Marine & General Insurance Company and Twin Bridges (Bermuda) Limited, effective December 1, 2003
	10.4	Lease Agreement between Oakwood Partners L.L.C. and Compensation Risk Managers, LLC, dated August 5, 2005
	10.5	Loan Agreement, dated October 28, 2004, between Compensation Risk Managers, LLC and KeyBank National Association
	10.6	Amended and Restated Loan Agreement, dated May 5, 2005, between Compensation Risk Managers, LLC and KeyBank National Association (amending and restating the Loan Agreement, between Compensation Risk Managers, LLC and KeyBank National Association, dated October 28, 2004)
	10.7	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($3 million loan)
	10.8	Loan Agreement, between Twin Bridges (Bermuda) Ltd. and KeyBank National Association dated October 28, 2004 ($7.5 million loan)
†	21.1	List of subsidiaries of the Company
	23.1	Consent of Johnson Lambert & Co.
†	23.5	Consent of Appleby Spurling Hunter (included in Exhibit 5.1)
	24.1	Power of Attorney (included on signature page)

†	To be filed by amendment.